

The Coca-Cola Company

2015 Proxy Statement
Notice of Annual Meeting of Shareowners

Wednesday, April 29th, 2015
11:00 a.m., local time
Cobb Galleria Centre, Atlanta, Georgia



TABLE OF CONTENTS



LETTER TO SHAREOWNERS FROM OUR BOARD OF DIRECTORS

> " As we conduct the activities of this Board, a key priority is ensuring robust outreach and engagement with you, the owners of this business. "

Dear Fellow Shareowner:

Over the past year, our Company has taken deliberate steps to reorganize the business to respond faster and align more closely to the rapidly evolving landscape in which we operate. During these times, we are particularly cognizant of the fact that we are here because you have entrusted us to protect your interests in this business.

As we conduct the activities of this Board, a key priority is ensuring robust outreach and engagement with you, the owners of this business. Partnering with management, we engage with shareowners throughout the year on a variety of topics. We listen and consider your perspectives in our decision making and have routinely made enhancements to our governance and compensation programs based on your input.

We would like to take this opportunity to highlight two areas of focus of our shareowners and this Board – Board composition and compensation.

Board Composition

Shareowners continue to express a genuine and legitimate interest in finding effective ways to ensure that boards of directors are comprised of the right people, with the right skills and qualifications, to effectively represent their interests.

The issue of Board composition and refreshment is a priority for our shareowners, and it is a priority for us as well. Refreshing the Board with new perspectives and new ideas is critical to a well-functioning Board. Under Muhtar Kent's leadership as Chairman of the Board since 2009, our Board has continued to undergo a thoughtful and strategic evolution. Since 2009, eight new Directors have been elected to the Board and all Board Committees have been reconstituted and are now led by a different Chair.

This Board will continue to positively evolve while remaining committed to ensuring that it is composed of a highly capable and diverse group of Directors who are well-equipped to oversee the success of the business and effectively represent the interests of shareowners.

We encourage you to review the qualifications, skills and experience that we have identified as important attributes for Directors, and how they match up to each of the 2015 Director nominees beginning on page 15.

 

Compensation

A fundamental principle underlying our compensation programs is that they should pay for performance. While we saw a number of positives in 2014, the Company's performance was not up to our high expectations. This performance is directly reflected in compensation decisions and how prior awards pay out.

For instance, you will see in the Compensation Discussion and Analysis (page 45) that below-target annual incentives were awarded to our Named Executive Officers in 2014 and a significant amount of previously granted long-term incentive compensation will not be realized because predefined targets were not achieved. In addition, the value and number of shares underlying long-term incentive awards granted to Named Executive Officers in February 2015 were lower than February 2014. This reflects the Company's 2014 performance, the fact that 2015 will be a transition year as the Company repositions the business for future growth, and is consistent with our commitment in the recently adopted Equity Stewardship Guidelines to use fewer shares for equity awards. The Equity Stewardship Guidelines are a set of principles which specify how we will use equity compensation and increase transparency, including by providing a new Equity Scorecard (see pages 52 and 53).

We also want to address the 2014 annual incentive for our Chairman and Chief Executive Officer, Muhtar Kent. While Muhtar was eligible for an annual incentive for 2014 based both on Company and individual performance, he respectfully declined any award in light of the difficult but necessary decisions required as the Company implements strategic actions to accelerate growth. We remain confident that the strategic actions management is taking are laying the groundwork for sustainable growth in the years ahead.

Our ongoing engagement with shareowners has reaffirmed our belief that our compensation programs are sound and appropriately reward employees for producing sustainable growth consistent with the Company's strategy. Meaningful dialogue with our shareowners continues to contribute to our decisions as we evaluate and evolve our compensation programs. We have made a number of enhancements to further link the Company's compensation programs with the Company's business and talent strategies and the long-term interests of our shareowners (see page 49).

Communicating with the Board

The Board is committed to continuing to engage with shareowners and encourages an open dialogue about compensation, governance and other matters. Please continue to share your thoughts or concerns with us on any topic. We value your input, your investment and your support.

The Board has established a process to facilitate communication by shareowners with Directors. Communications can be addressed to the Board of Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by e-mail to *asktheboard@coca-cola.com.*

As always, thank you for the trust that you have placed in us.

March 12, 2015

Muhtar Kent	Herbert A. Allen	Ronald W. Allen	Marc Bolland	Ana Botin	Howard G. Buffett	Richard M. Daley	Barry Diller	Helene D. Gayle

Evan G. Greenberg	Alexis M. Herman	Robert A. Kotick	Maria Elena Lagomasino	Sam Nunn	James D. Robinson III	Peter V. Ueberroth	David B. Weinberg

 

Q&A WITH OUR CHAIRMAN AND CEO

> Throughout the year, we engage with shareowners on a variety of topics. Here, I address a number of questions and comments that are commonly raised.



Muhtar Kent
Chairman of the Board
and Chief Executive Officer
The Coca-Cola Company

March 12, 2015

How would you rate The Coca-Cola Company's performance in 2014? Can shareowners be assured that you will find ways to continue to grow the business and create long-term shareowner value?

I remain as passionate in my belief about the future of this business as I was when I joined Coca-Cola many years ago. A challenging 2014 has not dampened my passion and enthusiasm, and it should not dampen yours.

Tomorrow morning, two billion households will wake up thirsty and eager for refreshment. On average, each of these households will consume 26 drinks tomorrow. And our beverages will account for only about one and a half of those 26 servings, which means there is vast growth potential for this business.

Clearly, 2014 was not up to our high expectations. But despite continued pressures, there remains significant growth opportunity ahead of us as we estimate retail value growth of over $300 billion in the nonalchoholic ready-to-drink beverage industry by 2020. We have seen sparkling beverages remain resilient relative to the overall nonalcoholic ready-to-drink industry. We also see opportunities to continue to strategically expand the profitable still portfolio like we are doing with fairlife®, our new value-added dairy product in North America. We are also pleased that three still brands joined our growing roster of billion-dollar brands in 2014, bringing the total number of billion-dollar brands to 20 globally.

To capture all of this opportunity, we are working differently. In October 2014, we announced five strategic actions designed to transform the business, accelerate growth and regain momentum. We are making disciplined choices now to ensure all facets of our business are effectively structured around our highest-growth opportunities for the future. We are making solid progress on the implementation of the strategic initiatives and will continue to strengthen our brand portfolio and leverage our unparalleled global distribution system to create sustainable long-term shareowner value. I appreciate your investment and trust as we lay the groundwork for a more responsive, nimble and growth-focused business.

You decided not to take a bonus for 2014. Can you talk about that please?

We are making difficult but necessary decisions as we implement our strategic actions to accelerate growth. We made progress in the back half of 2014 and I am proud of that. However, there is still much work to be done. With this in view, while I appreciate the Compensation Committee's and the Board's confidence and support, I respectfully requested forgoing an annual incentive award for 2014. As a shareowner, I felt it was the right decision. I look forward to our continued progress in 2015 and beyond.

How can shareowners be confident that our Board is composed of the right Directors with the right skill sets to effectively represent our interests?

We spend a lot of time engaging with our shareowners and understand the importance of having a Board comprised of the best people, with the necessary skills and qualifications to oversee the business.

Anyone who follows our Company knows that our Board has been evolving. Since 2009, eight new Directors have been elected to the Board and all Board Committees have been reconstituted and are now led by a different Chair. All of this change is outlined beginning on page 15.

I believe that refreshing the Board in this way is critical to ensure we remain at our best. Our shareowners have said that Board refreshment is a priority. As Board Chairman, I have made it a priority for this Board. I can promise shareowners that the Board will continue to evolve in a way that will demonstrate our commitment to a highly capable and diverse group of Directors well-equipped to represent the interests of shareowners.

Many investors are calling for the right to place their own Director candidates in a company's proxy statement. What is your view about proxy access?

Again, we spend a significant amount of time talking with our shareowners and, as on many things, what they have to say on this issue is helping to determine our approach. It seems to me that there is little debate about the fact that most shareowners want companies to adopt some form of proxy access. There does, however, seem to be some debate about how a proxy access rule should be structured. Ultimately, we plan to develop a measured and thoughtful approach to this issue based on broad-based investor feedback. As we say in response to a shareowner proposal we received on this issue (see page 85), we want to ensure that we have as fulsome of an understanding of shareowner views as possible so that it can be incorporated into our approach on this issue.

You serve as both Chairman of the Board and CEO of the Company. Is this still an appropriate leadership structure for our Board and can shareowners be confident that there is adequate independent oversight at the Board level?

This is another important issue that is on the mind of many of our shareowners. And, as I have said about proxy access, the views of our shareowners are critical to the positions we take on issues like this. We understand that there is a preference among some for splitting the roles of Chairman and CEO. Many others believe that the Board should have the discretion to choose the appropriate leadership structure.

We believe the Company's existing Board leadership structure ensures independent oversight. We have an Independent Lead Director, Sam Nunn, along with very active and strong non-employee Directors. In addition, key Board Committees are led by independent Directors. This structure, which is described further beginning on page 27, has been effective for some time and I believe continues to serve the business and shareowners well. We have a high-quality group of Directors, and I will note that all of them play an active role in overseeing the Company's business. Importantly, the Board has the discretion to change this leadership structure if they believe something different would better serve shareowners.

What is your view on Board diversity?

I strongly believe diversity of opinions and viewpoints leads to better outcomes. This holds true for boards of directors. We are proud of the composition of our Board. We have sought to ensure our Directors bring diverse viewpoints and fresh perspectives, and exhibit a variety of skills, professional experience and backgrounds.

I assure you that diversity is a cornerstone value of the Company and it remains a priority of mine and the Board's. Details about the 2015 Director Nominees can be found beginning on page 17.

You talk about creating value for the communities where you do business. How can one company make a difference in this way?

I know that we don't have all the answers or all the know-how, however I think we can play a key role in making the communities we proudly serve stronger. In a world of great challenges and even greater opportunities, we must work side by side with our bottling and industry partners, nongovernmental organizations, universities, government agencies and others.

So, when we work together, we can unlock the collaborative power of this "golden triangle" of business, government and civil society organizations, and make a much greater collective impact than any one organization or even sector could hope to achieve alone. See page 33 for more information about our sustainability efforts.

VOTING INFORMATION

It is very important that you vote in order to play a part in the future of the Company. Please carefully review the proxy materials for the 2015 Annual Meeting of Shareowners and follow the instructions below to cast your vote on all of the voting matters.

Who is Eligible to Vote

You are entitled to vote at the 2015 Annual Meeting of Shareowners if you were a shareowner of record at the close of business on March 2, 2015, the record date for the meeting. On the record date, there were 4,368,492,837 shares of the Company's Common Stock issued outstanding and entitled to vote at the annual meeting.

How to Vote

Even if you plan to attend the 2015 Annual Meeting of Shareowners in person, please vote right away using one of the following advance voting methods (see page 88 for additional details). **Make sure to have your proxy card or voting instruction form (VIF) in hand and follow the instructions.**

SHAREOWNERS OF RECORD (shares registered on the books of the Company via Computershare)	VOTING METHOD	BENEFICIAL OWNERS (shares held through your bank or brokerage account)
	via the Internet	
Visit www.envisionreports.com/coca-cola or scan this QR code to vote with your mobile device		Visit www.proxyvote.com or scan this QR code to vote with your mobile device
	by phone	
Call 1-800-652-VOTE or the telephone number on your proxy card		Call 1-800-454-8683 or the telephone number on your voting instruction form
	by mail	
Sign, date and return your proxy card		Sign, date and return your voting instruction form

All shareowners of record may vote in person at the 2015 Annual Meeting of Shareowners. Beneficial owners may vote in person at the meeting if they have a legal proxy, as described in the response to question 19 on page 93.

> **Important Note About Meeting Admission Requirements:** If you plan to attend the meeting in person, see the answer to question 18 on page 92 for important details on admission requirements.



Electronic Shareowner Document Delivery

Instead of receiving future copies of annual meeting proxy materials by mail, shareowners of record and most beneficial owners can elect to receive an e-mail that will provide electronic links to these documents. Opting to receive your proxy materials online will save us the cost of producing and mailing documents, and also will give you an electronic link to the proxy voting site. In addition, the Company has a tree planted on behalf of each shareowner that signs up for electronic delivery. Since we began offering electronic delivery in 2005, approximately 365,000 trees have been planted on behalf of Company shareowners.

 

PROXY SUMMARY

This summary highlights information contained elsewhere in the proxy statement. This summary does not contain all of the information that you should consider and you should read the entire proxy statement before voting. For more complete information regarding the Company's 2014 performance, please review the Company's Annual Report on Form 10-K for the year ended December 31, 2014.

ROADMAP OF VOTING MATTERS

Shareowners are being asked to vote on the following matters at the 2015 Annual Meeting of Shareowners:

	Our Board's Recommendation
ITEM 1. Election of Directors (page 15)	
The Board and the Committee on Directors and Corporate Governance believe that the 15 Director nominees possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to the Company's management.	**FOR each Director Nominee**
ITEM 2. Advisory Vote to Approve Executive Compensation (page 44)	
The Company seeks a non-binding advisory vote from its shareowners to approve the compensation of its Named Executive Officers as described in the Compensation Discussion and Analysis section beginning on page 45 and the Compensation Tables section beginning on page 60. The Board values shareowners' opinions and the Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.	**FOR**
ITEM 3. Ratification of the Appointment of Ernst & Young LLP as Independent Auditors (page 81)	
The Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as the Independent Auditors for the fiscal year ending December 31, 2015 is in the best interests of the Company and its shareowners. As a matter of good corporate governance, shareowners are being asked to ratify the Audit Committee's selection of the Independent Auditors.	**FOR**
ITEM 4. Shareowner Proposal Regarding Proxy Access, if properly presented (page 84)	
The Board is seriously evaluating proxy access to determine the appropriate approach for our Company. As we engaged on this issue, shareowners, including some of the largest and most influential, have expressed varying points of view about proxy access, in particular about appropriate ownership thresholds as well as other details of how the rule would work. We believe the right thing to do is continue to engage with our shareowners to ensure that we have as fulsome an understanding of their views as possible so that it can be incorporated into our approach on this issue. As such, your Board recommends a vote against this proposal at this time.	**AGAINST**
ITEM 5. Shareowner Proposal Regarding Restricted Stock, if properly presented (page 86)	
The Board recommends a vote against this proposal which seeks to preclude the release of unvested restricted stock awards and unvested performance share unit awards to senior executives and Board members unless approved by a vote of the shareowners. This proposal seeks to remove discretion and inappropriately tie the hands of our Compensation Committee. A fundamental principle underlying the Company's compensation programs is that they pay for performance and a vast majority of executive pay is performance based and not guaranteed.	**AGAINST**

GOVERNANCE HIGHLIGHTS

We are committed to good corporate governance, which promotes the long-term interests of shareowners, strengthens Board and management accountability and helps build public trust in the Company. The Governance section beginning on page 15 describes our governance framework, which includes the following highlights:

* 15 Director Nominees
* 13 Independent Director Nominees
* Commitment to Board Refreshment
* Annual Election of Directors
* Majority Voting for Directors
* Robust Director Nominee Selection Process
* Regular Board and Committee Self-Evaluations
* Lead Independent Director
* Independent Audit, Compensation and Directors/Governance Committees

* Regular Executive Sessions of Independent Directors
* Risk Oversight by Full Board and Committees
* Long-Standing Active Shareowner Engagement
* Transparent Public Policy Engagement
* Long-Standing Commitment Toward Sustainability
* Shareowner Right to Call Special Meeting
* Anti-Hedging, Anti-Short Sale and Anti-Pledging Policies

DIRECTOR NOMINEES

Name	Age	Director Since	Primary Occupation	Committee Memberships[1] A	C	DCG	E	F	MD	PIDR	Other Boards[2]
Herbert A. Allen	75	1982	President, Chief Executive Officer and Director, Allen & Company Incorporated				Member	Member	Chair		0
Ronald W. Allen*	73	1991	Former Chairman of the Board, President and Chief Executive Officer, Aaron's Inc.	Member	Member						2
Marc Bolland*	55	2015	Chief Executive Officer, Marks & Spencer Group p.l.c.	Member							1
Ana Botín*	54	2013	Executive Chairman, Banco Santander, S.A.			Member					2
Howard G. Buffett*	60	2010	President, Buffett Farms, Chairman and Chief Executive Officer, Howard G. Buffett Foundation							Member	2
Richard M. Daley*	72	2011	Executive Chairman, Tur Partners LLC, Of Counsel, Katten Muchin Rosenman LLP			Member					1
Barry Diller*	73	2002	Chairman of the Board and Senior Executive, IAC/InterActiveCorp and Expedia, Inc.			Member	Member	Chair	Member		3
Helene D. Gayle*	59	2013	President and Chief Executive Officer, CARE USA		Member					Member	1
Evan G. Greenberg*	60	2011	Chairman, President and Chief Executive Officer, ACE Limited	Chair				Member			1
Alexis M. Herman*	67	2007	Chair and Chief Executive Officer, New Ventures LLC		Member					Chair	3
Muhtar Kent	62	2008	Chairman of the Board, Chief Executive Officer and President, The Coca-Cola Company				Chair				1
Robert A. Kotick*	52	2012	President, Chief Executive Officer and Director, Activision Blizzard, Inc.						Member		1
Maria Elena Lagomasino*	65	2008	Chief Executive Officer and Managing Partner, WE Family Offices		Chair	Member			Member		1
Sam Nunn*	76	1997	Co-Chairman and Chief Executive Officer, Nuclear Threat Initiative			Chair		Member		Member	0
David B. Weinberg*	63	2015	Chairman and Chief Executive Officer, Judd Enterprises, Inc.	Member							0

* *Independent Director*   Chair   *Member*

1 ***A*** *= Audit Committee;* ***C*** *= Compensation Committee;* ***DCG*** *= Committee on Directors and Corporate Governance;* ***E*** *= Executive Committee;* ***F*** *= Finance Committee;* ***MD*** *= Management Development Committee;* ***PIDR*** *= Public Issues and Diversity Review Committee*

2 *Other public company boards.*

Snapshot of 2015 Director Nominees

All Director nominees exhibit

- High integrity
- A proven record of success
- An appreciation of multiple cultures
- A commitment to sustainability and social issues
- Innovative thinking
- Knowledge of corporate governance requirements and practices

Our Director nominees bring a balance of relevant skills to our boardroom



11
High Level of Financial Experience
12
Relevant Senior Leadership/Chief Executive Officer Experience
12
Broad International Exposure/Emerging Market Experience
4
Diversity
4
Extensive Knowledge of the Company's Business and/or Industry
4
Marketing Experience
3
Innovation/Technology Experience
5
Governmental or Geopolitical Expertise
5
Risk Oversight/Management Expertise

Our Director nominees exhibit an effective mix of diversity, experience and fresh perspective

Average Tenure
8.4 years

Average Age
64.8 years

Gender Diversity
27% women

KEY MESSAGES FROM THE COMPENSATION COMMITTEE

Enhancements to Compensation Programs

We have made a number of enhancements to further link the Company's compensation programs with the Company's business and talent strategies and the long-term interests of our shareowners:

* We adopted Equity Stewardship Guidelines, a set of principles which specify how we use equity compensation (see page 52). The guidelines will significantly reduce the shares used and increase transparency, including by providing a new Equity Scorecard (see page 53).
* We redesigned the annual incentive plan to improve transparency and tie incentives more closely to business results (see page 49).
* We adopted new metrics tied directly to our business strategy in both the annual and long-term incentive plans (see page 49).
* We improved "line of sight" for employees in business units, so that long-term incentive awards are tied more directly to results employees can influence (see page 49).
* We adjusted the mix of equity awards in annual long-term incentive awards to use fewer stock options and more performance share units ("PSUs") (see page 49).

Aligning Pay with Performance

While there were a number of positives in 2014, and early progress was made toward the Company's strategic initiatives to accelerate growth, performance fell short of our high expectations. This performance directly impacted compensation as follows:

* Annual incentives for Named Executive Officers were below target (see page 50).
* The value and number of shares underlying long-term incentive awards granted to Named Executive Officers in February 2015 were lower than February 2014. This reflects the Company's 2014 performance, the fact that 2015 will be a transition year as the Company repositions the business for future growth, and is consistent with our commitment in the recently adopted Equity Stewardship Guidelines to use fewer shares for equity awards (see page 53).
* PSUs for the 2012-2014 performance period were certified with a zero payout and PSUs for the 2013-2015 performance period are not expected to pay out (see page 54).

2014 COMPENSATION

Set forth below is the 2014 compensation for each Named Executive Officer as determined under Securities and Exchange Commission ("SEC") rules. See the 2014 Summary Compensation Table and the accompanying notes to the table beginning on page 60 for more information.

In order to show the effect that the year-over-year change in pension value had on total compensation, as determined under applicable SEC rules, we have included an additional column to show total compensation minus the change in pension value. The amounts reported in the Total Without Change in Pension Value column may differ

substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. The change in pension value is subject to many external variables, such as interest rates, that are not related to Company performance. Therefore, we do not believe a year-over-year change in pension value is helpful in evaluating compensation for comparative purposes and instead, believe shareowners may find the accumulated pension benefits in the 2014 Pension Benefits table on page 69 a more useful calculation of the pension benefits provided to the Named Executive Officers.

Name and Principal Position	Salary	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings[1]	All Other Compensation	Total	Total Without Change in Pension Value[2]
Muhtar Kent Chairman of the Board and Chief Executive Officer	$ 1,600,000	$ 6,489,441	$ 9,314,144	$ 0[3]	$ 7,100,940	$ 719,897	**$ 25,224,422**	$ 18,123,482
Kathy N. Waller[4] Executive Vice President and Chief Financial Officer	641,890	622,624	893,634	653,000	1,024,287	43,808	**3,879,243**	2,854,956
Gary P. Fayard[4] Former Executive Vice President and Chief Financial Officer	319,304	0	0	296,000	2,099,134	60,049	**2,774,487**	675,353
Ahmet C. Bozer Executive Vice President and President, Coca-Cola International	721,000	2,230,760	3,201,739	819,000	1,449,613	650,379	**9,072,491**	7,622,878
J. Alexander M. Douglas, Jr. Senior Vice President and President, Coca-Cola North America	682,711	2,972,286	2,113,148	694,000	1,500,086	64,520	**8,026,751**	6,526,665
Irial Finan Executive Vice President and President, Bottling Investments and Supply Chain	869,022	2,129,356	3,056,205	985,000	663,001	534,317	**8,236,901**	7,573,900

1 For all Named Executive Officers, the change in actuarial present value of accumulated pension benefits for 2014 was primarily due to a lower discount rate and revised mortality assumptions for 2014. See page 62.

2 Total Without Change in Pension Value represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column (but including the nonqualified deferred compensation earnings reported in that column, if any).

3 Mr. Kent declined an annual incentive for 2014. See page 50.

4 Ms. Waller succeeded Mr. Fayard as Executive Vice President and Chief Financial Officer effective April 24, 2014. Ms. Waller received her 2014 stock and option awards prior to her appointment. Mr. Fayard retired from the Company in May 2014 and did not receive stock or option awards in 2014.

PAY FOR PERFORMANCE ANALYSIS

2014 Operating Performance and Business Outlook

* 2014 proved to be more challenging than anticipated due to factors both within and outside of the Company's control. The macro environment in key emerging markets continued to deteriorate, resulting in a deceleration in both consumer spending and industry growth. Company operating performance highlights included:

    – The Company grew global value share in nonalcoholic ready-to-drink beverages.

    – Full-year reported net revenues declined 2% and, excluding the impact of structural changes, comparable currency neutral net revenues grew 3%.

    – Global volume grew 2% for the full year, with sparkling beverage volume up 1% and still beverage volume up 4%.

    – Full-year reported operating income declined 5% and, excluding the impact of structural changes, comparable currency neutral operating income grew 6%.

    – Full-year reported earnings per share ("EPS") was $1.60, down 16%, and comparable EPS was $2.04, down 2%. Comparable currency neutral EPS was up 5% for the full year.

    See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under accounting principles generally accepted in the United States ("GAAP").

* While the Company outpaced the nonalcoholic ready-to-drink beverage industry to capture value share, management recognized the need to move more aggressively to continue to deliver long-term shareowner value. Therefore, in October 2014, five strategic actions to accelerate top and bottom line growth were announced:

    1. Target disciplined brand and growth investments to reinvigorate topline growth in our existing portfolio while expanding our participation across a range of consumption occasions.

    2. Drive revenue and profit growth, with clear portfolio roles across our markets. Beginning in 2015, our incentive metrics have been expanded to include revenue growth tied to these clear portfolio roles (see page 49).

    3. Refocus on our core business model of building the world's greatest beverage brands and leading an unmatched global system of strong local bottling partners.

    4. Drive efficiency by expanding our productivity program in 2014 to result in $3 billion in incremental annualized savings by 2019.

    5. Streamline and simplify our organization in order to speed decision making and enhance our local market focus.

* While pleased with the initial progress, we see 2015 as a transition year as the Company implements change in its operating model amidst an uncertain and increasingly volatile macro environment.

* Longer term, we are confident in the Company's ability to deliver long-term sustainable growth. The dynamics of our industry remain promising, our brands and our global system are unparalleled, and we are fully dedicated to strengthening our position as the world's leading beverage company.

Return to Shareowners

The Company has delivered consistent positive return to shareowners over time, and has a long history of increasing dividends and conducting share repurchases, which continued in 2014.



TOTAL SHAREOWNER RETURN*

169.4% — 10 yr (2005-2014)
70.9% — 5 yr (2010-2014)
31.3% — 3 yr (2012-2014)
5.3% — 1 yr (2014)

* Cumulative stock price appreciation plus dividends, with dividends reinvested quarterly.

$9.6 billion
RETURNED TO SHAREOWNERS IN 2014

$4.2B in Gross Share Repurchases**
$5.4B in Dividends

** Includes approximately $1.5 billion related to proceeds from employee stock activity.



The following chart shows how a $100 investment in the Company's Common Stock on December 31, 2009 would have grown to $171 on December 31, 2014, with dividends reinvested quarterly. The chart also compares the total shareowner return on the Company's Common Stock to the same investment in the S&P 500 Index and the Company's 2014 compensation comparator group (see page 57) over the same period, with dividends reinvested quarterly.



*   Source: Standard & Poor's Research Insight. Includes the Company's 2014 comparator group (see page 57) for the five-year period whether or not a company was included in the group for the entire period. For foreign companies included in the comparator group, market value has been converted to U.S. dollars and excludes the impact of currency. Market returns are weighted by relative market capitalization and are adjusted for spin-offs and special dividends

Analysis of Chairman and Chief Executive Officer Pay

Directional Relationship Between Pay and Key Metrics

The following illustrates the three-year directional relationship between Company performance, based on three of our key operating metrics, and the compensation (as defined below) of our Chairman and Chief Executive Officer.



1   Reflects comparable currency neutral operating income growth after adjusting for the impact of structural items, which differs from what is reported under GAAP. See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.

2   Reflects comparable currency neutral EPS, which differs from what is reported under GAAP. See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.

3   Compensation for Mr. Kent in each of 2012, 2013 and 2014, as reported in the 2014 Summary Compensation Table on page 60, excluding "change in pension value and nonqualified deferred compensation earnings." We believe it is appropriate to exclude this component when analyzing the relationship between pay and performance because there are no enhanced or special pension plans for the Named Executive Officers and change in pension value is subject to many variables, such as external interest rates, that are not related to Company performance. See page 69 for a description of the accumulated pension benefit for Mr. Kent and the other Named Executive Officers.

Reported and Realized Pay

The reported pay of the Chairman and Chief Executive Officer in the 2014 Summary Compensation Table (excluding the change in pension value) has decreased over the past three years. Since the vast majority of reported pay represents potential pay, we also look at pay actually realized each year. The following graphic shows reported pay included in the 2014 Summary Compensation Table (excluding the change in pension value) and the realized pay over the last three years.



REPORTED AND REALIZED PAY (2012-2014)

Reported pay includes base salary, actual annual incentive earned, the grant date fair value of long-term equity compensation and all other compensation, each as reported in the 2014 Summary Compensation Table on page 60.

Realized pay includes base salary, actual annual incentive earned and all other compensation, each as reported in the 2014 Summary Compensation Table on page 60, and the value of stock options exercised or stock awards released in the applicable year.

For the past three years in aggregate, realized pay was 54% of reported pay.
- The increase in 2014 realized pay is primarily due to the release of PSUs for the 2010-2012 performance period.
- Mr. Kent did not exercise any stock options in 2012, 2013 or 2014.
- No stock awards were released to Mr. Kent in 2013.
- Realized pay in 2012 included the release of PSUs for the 2008-2010 performance period.
- Mr. Kent continues to hold shares released in 2012 and 2014, other than those withheld for taxes.

Tracking of Long-Term Incentives

Long-term incentive compensation is the largest component of pay for executives. All annual long-term incentives are performance-based and tied either to operating metrics, stock price, or both. While no long-term awards granted in 2012, 2013 or 2014 have been realized by Mr. Kent, the following table illustrates how the awards were tracking as of December 31, 2014.

		Tracking of Long-Term Incentives (2012-2014)			
Year		Reported at Grant	Realized as of 12/31/2014	Vested or "In the Money" as of 12/31/2014	Unvested or "At-Risk" as of 12/31/2014
2012	Stock Options	$6,854,958	$0	$7,114,958	$7,114,958
	PSUs[1]	6,239,977	0	0	0
2013	Stock Options	7,113,946	0	2,203,981	6,611,957
	PSUs[1]	6,399,988	0	0	0
2014	Stock Options	9,314,144	0	0	11,946,402
	PSUs[1]	6,489,441	0	0	8,470,472
Total		**$42,412,454**	**$0**	**$9,318,939**	**$34,143,789**

1 PSUs granted in 2012 were certified with a zero payout. PSUs granted in 2013 are still in the performance period and not expected to pay out. PSUs granted in 2014 are still in the performance period and payout is projected to be near the target level as of December 31, 2014. See page 54.

2015 Long-Term Incentive Award

This graphic provides details of Mr. Kent's 2015 long-term incentive award compared to the award granted in 2014, as reported in the 2014 Summary Compensation Table, to illustrate the decisions the Compensation Committee has made since 2014. The 2015 long-term incentive award will not be reflected in the compensation tables until next year.



LONG-TERM INCENTIVE AWARD (2015 VERSUS 2014)

*   Represents the estimated grant date fair value of the 2015 long-term incentive award. The final grant date fair value will be included in the 2016 proxy statement.

ADDITIONAL INFORMATION

Please see the Questions and Answers section beginning on page 88 for important information about the proxy materials, voting, the annual meeting, Company documents, communications and the deadlines to submit shareowner proposals for the 2016 Annual Meeting of Shareowners. Additional questions may be directed to Shareowner Services at (404) 676-2777 or *shareownerservices@coca-cola.com*.



NOTICE OF 2015 ANNUAL MEETING OF SHAREOWNERS

When:

Wednesday, April 29, 2015
11:00 a.m., local time

Where:

Cobb Galleria Centre
Two Galleria Parkway
Atlanta, Georgia 30339

We are pleased to invite you to join our Board of Directors, senior leadership and other associates and alumni at The Coca-Cola Company's 2015 Annual Meeting of Shareowners.

Items of Business:

1. To elect the 15 Director nominees identified in the accompanying proxy statement to serve until the 2016 Annual Meeting of Shareowners.
2. To hold an advisory vote to approve executive compensation.
3. To ratify the appointment of Ernst & Young LLP as Independent Auditors of the Company to serve for the 2015 fiscal year.
4. To vote on two shareowner proposals described in the proxy statement if properly presented at the meeting.
5. To transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

Record Date:

The Board of Directors set March 2, 2015 as the record date for the meeting. This means that our shareowners as of the close of business on that date are entitled to receive this notice of the meeting and vote at the meeting and any adjournments or postponements of the meeting.

How to Vote:

You may cast your vote via the Internet, by telephone, by mail or in person at the meeting. Please carefully review the proxy materials for the 2015 Annual Meeting of Shareowners and follow the instructions in the Voting Information section on page 6 to vote.

Meeting Admission Requirements:

If you plan to attend the meeting in person, see the answer to question 18 on page 92 for important details on admission requirements.

Webcast of the Meeting:

If you are unable to attend the meeting in person, you can view the live webcast of the meeting by visiting the annual meeting page of the Company's website, at *www.coca-colacompany.com/investors/annual-meeting-of-shareowners.* On the annual meeting page of our website, you can also vote through the Internet, access the proxy materials, submit written or video questions in advance of the 2015 Annual Meeting of Shareowners and learn more about our Company.

March 12, 2015

By Order of the Board of Directors
Gloria K. Bowden
Associate General Counsel and Secretary



ONE COCA-COLA PLAZA
ATLANTA, GEORGIA 30313

March 12, 2015

PROXY STATEMENT

The Board of Directors of The Coca-Cola Company (the "Board") is furnishing you this proxy statement to solicit proxies on its behalf to be voted at the 2015 Annual Meeting of Shareowners of The Coca-Cola Company (the "Company"). The meeting will be held at the Cobb Galleria Centre, Two Galleria Parkway, Atlanta, Georgia 30339 on April 29, 2015, at 11:00 a.m., local time. The proxies also may be voted at any adjournments or postponements of the meeting.

The mailing address of our principal executive offices is The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301. We are first furnishing the proxy materials to shareowners on March 12, 2015.

All properly executed written proxies and all properly completed proxies submitted by telephone or Internet that are delivered pursuant to this solicitation will be voted at the meeting in accordance with the directions given in the proxy, unless the proxy is revoked prior to completion of voting at the meeting.

Only owners of record of shares of common stock of the Company ("Common Stock") as of the close of business on March 2, 2015, the record date, are entitled to notice of, and to vote at, the meeting or at any adjournments or postponements of the meeting. Each owner of record on the record date is entitled to one vote for each share of Common Stock held. On March 2, 2015, there were 4,368,492,837 shares of Common Stock issued and outstanding.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREOWNERS TO BE HELD ON APRIL 29, 2015.

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2014 are available at *www.edocumentview.com/coca-cola*.

GOVERNANCE

The Company is committed to good corporate governance, which promotes the long-term interests of shareowners, strengthens Board and management accountability and helps build public trust in the Company.

The Company's Certificate of Incorporation, By-Laws, Corporate Governance Guidelines, Board Committee Charters and other governance materials can be accessed on our website, *www.coca-colacompany.com*, click on "Investors" and then "Corporate Governance." Instructions on how to obtain copies of these materials are included in the response to question 23 in the Questions and Answers section on page 93.

ITEM 1 - ELECTION OF DIRECTORS



Proposal Snapshot

✸ **What am I voting on?**

Shareowners are being asked to elect 15 Director nominees for a one-year term. This section includes information about the Board of Directors and each Director nominee.

✸ **Voting recommendation:**

FOR the election of each Director nominee. The combination of the various qualifications, skills and experiences of the 2015 Director nominees would contribute to an effective and well-functioning Board. The Director nominees possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to the Company's management.

The Board is elected by the shareowners to oversee their interests in the long-term health and the overall success of the Company's business and its financial strength. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the shareowners. The Board selects and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

Board Composition and Refreshment

Ensuring the Board is composed of Directors who bring diverse viewpoints and perspectives, exhibit a variety of skills, professional experience and backgrounds, and effectively represent the long-term interests of shareowners, is a top priority of the Board and the Committee on Directors and Corporate Governance. The Board and the Committee on Directors and Corporate Governance also understand the importance of Board refreshment, and strive to maintain an appropriate balance of tenure, turnover, diversity and skills on the Board. The Board believes that new perspectives and new ideas are critical to a forward-looking and strategic Board as is the ability to benefit from the valuable experience and familiarity that longer-serving Directors bring.

BOARD REFRESHMENT

Under Muhtar Kent's leadership of the Board since 2009

✔ Eight New Directors Elected
✔ Full Rotation of Board Committee Chairs
✔ New Lead Independent Director Elected
✔ Expanded Qualifications and Diversity Represented on Board

 

As described below, when recommending Director nominees for election by shareowners, the Board and the Committee on Directors and Corporate Governance focus on how the experience and skill set of each Director nominee complements those of fellow Director nominees to create a balanced Board with diverse viewpoints and deep expertise. See page 26 for additional information about Board and committee governance, including the Director nominee selection process.

Director Qualifications

The Board and the Committee on Directors and Corporate Governance believe that there are general qualifications that all Directors must exhibit and other qualifications, attributes, skills and experience that should be represented on the Board as a whole, but not necessarily by each Director.

Qualifications Required of All Directors

The Board and the Committee on Directors and Corporate Governance require that each Director be a recognized person of high integrity with a proven record of success in his or her field and have the ability to devote the time and effort necessary to fulfill his or her responsibilities to the Company. Each Director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition, the Board conducts interviews of potential Director candidates to assess intangible qualities, including the individual's ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experience in evaluating candidates for Board membership. Diversity is important because the Board believes that a variety of points of view contributes to a more effective decision-making process.

Specific Qualifications, Attributes, Skills and Experience to be Represented on the Board

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company's current and expected future business needs. The following table summarizes certain key characteristics of the Company's business and the associated qualifications, attributes, skills and experience that the Board believes should be represented on the Board.

Business Characteristics		Qualifications, Attributes, Skills and Experience
The Company's business is multifaceted and involves complex financial transactions in many countries and in many currencies.		High level of financial experience
		Relevant senior leadership/Chief Executive Officer experience
The Company's business is truly global and multicultural, with its products sold in over 200 countries around the world.		Broad international exposure/emerging market experience
		Diversity of race, ethnicity, gender, age, cultural background or professional experience
The Company's business is a complicated global enterprise and most of the Company's products are manufactured and sold by bottling partners around the world.		Extensive knowledge of the Company's business and/or industry
Marketing and innovation are core focuses of the Company's business and the Company seeks to develop and deploy the world's most effective marketing and innovative products and technology.		Marketing experience
		Innovation/technology experience
The Company's business requires compliance with a variety of regulatory requirements across a number of countries and relationships with various governmental entities and non-governmental organizations.		Governmental or geopolitical expertise
The Board's responsibilities include understanding and overseeing the various risks facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk.		Risk oversight/management expertise



2015 DIRECTOR NOMINEES

Our By-Laws provide that the number of Directors shall be determined by the Board, which has set the number at 15 effective at the 2015 Annual Meeting of Shareowners. Upon the recommendation of the Committee on Directors and Corporate Governance, the Board has nominated each of Herbert A. Allen, Ronald W. Allen, Marc Bolland, Ana Botín, Howard G. Buffett, Richard M. Daley, Barry Diller, Helene D. Gayle, Evan G. Greenberg, Alexis M. Herman, Muhtar Kent, Robert A. Kotick, Maria Elena Lagomasino, Sam Nunn and David B. Weinberg for election as a Director. All of the nominees are independent under New York Stock Exchange ("NYSE") corporate governance rules, except Herbert A. Allen and Muhtar Kent. See "Director Independence and Related Person Transactions" beginning on page 36.

Each of the Director nominees currently serves on the Board and was elected by the shareowners at the 2014 Annual Meeting of Shareowners, except for Messrs. Bolland and Weinberg, each of whom was appointed to the Board in February 2015. Messrs. Bolland and Weinberg were identified as potential Directors by the Committee on Directors and Corporate Governance, who determined that each was qualified under the committee's criteria. If elected, each nominee will hold office until the 2016 Annual Meeting of Shareowners and until his or her successor is elected and qualified.

We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. However, if any nominee should become unable for any reason or unwilling for good cause to serve, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of Directors.

The Board and the Committee on Directors and Corporate Governance believe that the combination of the various qualifications, skills and experiences of the Director nominees would contribute to an effective and well-functioning Board and that, individually and as a whole, the Director nominees possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to the Company's management.

Included in each Director nominee's biography below is an assessment of the specific qualifications, attributes, skills and experience of such nominee based on the qualifications described above. Immediately before the biographies, we have included a summary describing the qualifications of the nominees.

The Board of Directors recommends a vote FOR the election of each of the Director nominees.

Snapshot of 2015 Director Nominees

All Director nominees exhibit

* High integrity
* A proven record of success
* An appreciation of multiple cultures
* A commitment to sustainability and social issues
* Innovative thinking
* Knowledge of corporate governance requirements and practices

Our Director nominees bring a balance of relevant skills to our boardroom



High Level of Financial Experience	11
Relevant Senior Leadership/Chief Executive Officer Experience	12
Broad International Exposure/Emerging Market Experience	12
Diversity	4
Extensive Knowledge of the Company's Business and/or Industry	4
Marketing Experience	4
Innovation/Technology Experience	3
Governmental or Geopolitical Expertise	5
Risk Oversight/Management Expertise	5

Our Director nominees exhibit an effective mix of diversity, experience and fresh perspective

**Average Tenure
8.4 years**

**Average Age
64.8 years**

**Gender Diversity
27% women**

 

Herbert A. Allen



Mr. Allen is President, Chief Executive Officer and a Director of Allen & Company Incorporated, a privately held investment firm, and has held these positions for more than the past five years. He previously served as a Director of Convera Corporation from 2000 to 2010.

Director since 1982

Age: 75

Board Committees:
Executive, Finance, Management Development (Chair)

Other Public Company Boards: None

Specific Qualifications, Attributes, Skills and Experience:


High Level of Financial Experience
Extensive experience in venture capital, underwriting, mergers and acquisitions, private placements and money management services at Allen & Company Incorporated. Supervises Allen & Company Incorporated's principal financial and accounting officers on all matters related to the firm's financial position and results of operations and the presentation of its financial statements.


Relevant Senior Leadership/Chief Executive Officer Experience
President and Chief Executive Officer of Allen & Company Incorporated, a preeminent investment firm focused on the media, entertainment and technology industries.


Extensive Knowledge of the Company's Business and/or Industry
Director of the Company since 1982 and through Allen & Company Incorporated, has served as financial advisor to the Company and its bottling partners on numerous transactions.


Marketing Experience
Significant marketing experience through ownership of a controlling interest and management of Columbia Pictures, a film production and distribution studio, from 1973 to 1982, and through a ten-year public company directorship at Convera Corporation, a company that used technology to help clients build an online community and increase their Internet advertising revenues.

Ronald W. Allen



Mr. Allen served as Chief Executive Officer of Aaron's, Inc. from February 2012 until his retirement in August 2014. Mr. Allen served as a Director of Aaron's, Inc. from 1997 until August 2014. Mr. Allen also served as President of Aaron's Inc. from February 2012 to April 2014 and as Chairman of the Board of Aaron's, Inc. from November 2012 until April 2014. Mr. Allen served as interim President and Chief Executive Officer of Aaron's, Inc. from November 2011 to February 2012. Mr. Allen retired as the Chairman of the Board, President and Chief Executive Officer of Delta Air Lines, Inc. ("Delta"), one of the world's largest global airlines, in July 1997. From July 1997 through July 2005, Mr. Allen was a consultant to and Advisory Director of Delta. He previously served as a Director of Interstate Hotels & Resorts, Inc. from 2006 to 2010, Forward Air Corporation from 2011 to 2013 and Guided Therapeutics Inc. from 2008 to January 2014.

Director since 1991

Age: 73

Board Committees: Audit, Compensation

Other Public Company Boards: Aircastle Limited (since 2006) and Forward Air Corporation (since 2014)

Specific Qualifications, Attributes, Skills and Experience:


High Level of Financial Experience
Oversaw financial matters in his role as Chairman of the Board, President and Chief Executive Officer of Aaron's, Inc., a leader in the sales and lease ownership and specialty retailing of residential furniture, consumer electronics, home appliances and accessories; also served on its Audit Committee prior to becoming interim President and Chief Executive Officer. Serves on the Audit Committee of Aircastle Limited, a global company that acquires, leases and sells high-utility commercial jet aircraft to customers throughout the world. Served on the Investment Committee of Interstate Hotels & Resorts, Inc., a large independent hotel management company of major global brands.


Relevant Senior Leadership/Chief Executive Officer Experience
Served as Chief Executive Officer of Aaron's, Inc. from February 2012 to August 2014 and as its President from February 2012 to April 2014. Served as Chief Executive Officer and President of Delta from 1987 to 1997. During his tenure at Delta, he managed the company through very difficult times, brought it back to sustained profitability, established a program to lower the airline's cost structure and grew the business through expansion into foreign markets.


Broad International Exposure/Emerging Market Experience
Former Chairman and Chief Executive Officer of Delta, a leading global carrier with service to more than 60 countries on six continents. Serves as a Director at Aircastle Limited and served as a Director at Interstate Hotels & Resorts, Inc., each of which has international operations.


Extensive Knowledge of the Company's Business and/or Industry
24-year directorship at the Company. Significant manufacturing experience as a senior executive at Aaron's, Inc., whose business includes a furniture manufacturing division.



Marc Bolland



Mr. Bolland is Chief Executive Officer and a Director of Marks & Spencer Group p.l.c., an international, multi-channel retailer, and has held this position since May 2010. He served as Chief Executive Officer and a Director of WM Morrison Supermarkets PLC, a leading supermarket chain in the United Kingdom, from September 2006 to April 2010. He served as Chief Operating Officer of Heineken N.V., one of the world's largest brewers, from 2005 to July 2006, and as an executive board member of Heineken N.V. from 2001 to July 2006. Mr. Bolland started his career at Heineken N.V. in the Netherlands in 1987, occupying several international management positions including Managing Director of Heineken Export Group Worldwide, a subsidiary of Heineken N.V., from 1999 to 2001, and Managing Director of Heineken Slovensko, a subsidiary of Heineken N.V., from 1995 to 1998. He previously served as a Director of ManpowerGroup Inc. from 2004 to February 2015.

Director since 2015

Age: 55

Board Committees: Audit

Other Public Company Boards: Marks & Spencer Group p.l.c.

Specific Qualifications, Attributes, Skills and Experience:


High Level of Financial Experience
Significant operational and financial experience as Chief Executive Officer of Marks & Spencer Group p.l.c., Chief Executive Officer of WM Morrison Supermarkets PLC and Chief Operating Officer of Heineken N.V., all public companies.


Relevant Senior Leadership/Chief Executive Officer Experience
Since 2010, has served as Chief Executive Officer of Marks & Spencer Group p.l.c., an international, multi-channel retailer based in the United Kingdom with over £10 billion in annual revenues. From 2006 to 2010, served as Chief Executive Officer of WM Morrison Supermarkets PLC where he successfully led the development and implementation of its long-term strategy, turning around the business.


Broad International Exposure/Emerging Market Experience
Led international expansion of Marks & Spencer Group p.l.c., which has approximately 800 stores in the UK and 455 stores in 54 countries outside the UK. In addition, while at Heineken N.V., he was Managing Director in Slovakia, Managing Director for Heineken Export Worldwide and had responsibility for Western Europe, the United States, Latin America, Northern Africa and Global Marketing.


Marketing Expertise
Extensive marketing and retail expertise as Chief Executive Officer of Marks & Spencer Group p.l.c. and WM Morrison Supermarkets PLC, as well as serving as Chief Operating Officer and head of Global Marketing for Heineken N.V., where was responsible for brand and marketing strategies.

Ana Botín



Ms. Botín is Executive Chairman of Banco Santander, S.A., the parent bank of Grupo Santander, and has held this position since September 2014. She has served as a director of Banco Santander, S.A. since 1989. Ms. Botín served as Chief Executive Officer of Santander UK plc, a leading financial services provider in the United Kingdom and subsidiary of Banco Santander, S.A., from December 2010 to September 2014. She has served as a director of Santander UK plc since December 2010. Ms. Botín served as Executive Chairman of Banco Español de Crédito, S.A., also a subsidiary of Banco Santander, S.A., from 2002 to 2010. She started her 34-year career in the banking industry at JP Morgan in New York in 1981 and in 1988 joined Banco Santander, S.A., where she established and led its international corporate banking business in Latin America in the 1990's. She previously served as a director of Assicurazioni Generali S.p.A., a global insurance company based in Italy, from 2004 to 2011.

Director since 2013

Age: 54

Board Committees: Directors and Corporate Governance

Other Public Company Boards: Banco Santander, S.A. (since 2014) and Santander UK plc (since 2010)

Specific Qualifications, Attributes, Skills and Experience:


High Level of Financial Experience
Internationally recognized expert in the investment banking industry with knowledge of global macroeconomic issues as well as significant experience in oversight and management of financial risks. Over 34 years of experience in investment and commercial banking. Began career at JP Morgan in New York in 1981 where she worked in its investment banking and treasury service areas until 1988. Joined Banco Santander, S.A. in 1988 where she established and led its international corporate banking business in Latin America in the 1990s. Subsequently served as Executive Chairman of Banco Español de Crédito, S.A. from 2002 to 2010 and served as Chief Executive Officer of Santander UK plc from 2010 to September 2014, both of which are banking subsidiaries of Banco Santander, S.A. Has served as Executive Chairman of Banco Santander, S.A. since September 2014 and as a member of Banco Santander, S.A.'s Board and Executive Committee since 1989 and of its Management Committee since 1994.


Relevant Senior Leadership/Chief Executive Officer Experience
Executive Chairman of Banco Santander, S.A. since September 2014. Also served as Chief Executive Officer of Santander UK plc, a leading financial services provider in the United Kingdom and subsidiary of Banco Santander, S.A. from 2010 to September 2014.


Broad International Exposure/Emerging Market Experience
Founder and Vice Chairman of Fundación Empresa y Crecimiento, which finances small and medium sized companies in Latin America, and co-founder and Chairman of the Fundación Conocimiento y Desarrollo, a not-for-profit organization that promotes the contribution of universities in Spain to the country's economic and social development. Co-founder and Chairman of Fundación Empieza Por Educar, the Spanish member of the global Teach For All network. Trustee of the Mayor's Fund for London, which addresses child poverty through education initiatives. Director of Assicurazioni Generali S.p.A., a global insurance company based in Italy, from 2004 to 2011.


Diversity
Spanish national; female; significant experience with non-U.S. companies and non-profit organizations.

 

Howard G. Buffett



Mr. Buffett is President of Buffett Farms, a commercial farming operation, and has held this position since 1986. Mr. Buffett is Chairman and Chief Executive Officer of the Howard G. Buffett Foundation, a charitable foundation that supports initiatives focused on food and water security, conservation and conflict management, and has held these positions since December 2013. He previously served as President of the Howard G. Buffett Foundation from 1999 to December 2013.

Director since 2010

Age: 60

Board Committees: Public Issues and Diversity Review

Other Public Company Boards: Berkshire Hathaway Inc. (since 1993), Lindsay Corporation (since 1995)

Specific Qualifications, Attributes, Skills and Experience:


Broad International Exposure/Emerging Market Experience
The Howard G. Buffett Foundation, of which Mr. Buffett is Chairman and Chief Executive Officer, focuses much of its work in communities in Africa and Latin America. In 2007, the Foundation launched the Global Water Initiative to address productive and household water resource constraints in Africa and Central America. In 2013, the Global Water Initiative refocused its efforts to more closely align with the Foundation's core mission of improving global food security by enabling farmers to better access, manage and use water resources for sustainable agricultural production. Served in various management roles at Archer-Daniels-Midland Company, one of the largest agricultural processors in the world, including a lead business development role for Latin America.


Extensive Knowledge of the Company's Business and/or Industry
From 1993 to 2004, served as a Director of Coca-Cola Enterprises Inc., then the world's largest Coca-Cola bottler, which enabled Mr. Buffett to acquire extensive knowledge of its bottling operations and an understanding of the Coca-Cola system.


Governmental or Geopolitical Expertise
Served on two United States Trade Representative Committees and was appointed a United Nations Goodwill Ambassador Against Hunger in 2007. Gained governmental experience through service in elected office in Douglas County, Nebraska from 1989 to 1992. Extensive experience on international socioeconomic and regulatory issues including agricultural resource development and supply chain and water resource management as Chairman and Chief Executive Officer of the Howard G. Buffett Foundation, which works to improve subsistence agriculture and resolve conflicts tied to food shortages. Served as Chairman of Coca-Cola Enterprises Inc.'s Public Issues Review Committee.


Risk Oversight/Management Expertise
Oversees and manages operational risks as President of Buffett Farms and Chairman and Chief Executive Officer of the Howard G. Buffett Foundation and as a Director of Berkshire Hathaway Inc., a complex and diversified multinational company, Lindsay Corporation, a worldwide leader in the manufacture of agricultural irrigation products, and Sloan Implement, a privately owned distributor of John Deere agricultural equipment.

Richard M. Daley



Mr. Daley was the Mayor of Chicago from 1989 to 2011. Mr. Daley is the Executive Chairman of Tur Partners LLC, an investment and advisory firm focusing on sustainable solutions within the urban environment, and has held this position since May 2011. He is an Of Counsel at Katten Muchin Rosenman LLP, a full-service law firm with approximately 650 attorneys in locations across the United States and in London and Shanghai, and has held this position since June 2011. In October 2011, he was appointed a senior advisor to JPMorgan Chase & Co., where he chairs the "Global Cities Initiative," a joint project of JPMorgan Chase & Co. and the Brookings Institution to help cities identify and leverage their greatest economic development resources. Mr. Daley also has been a distinguished senior fellow at the University of Chicago Harris School of Public Policy since May 2011.

Director since 2011

Age: 72

Board Committees: Directors and Corporate Governance

Other Public Company Boards: Diamond Resorts International, Inc. (since 2013)

Specific Qualifications, Attributes, Skills and Experience:


Relevant Senior Leadership/Chief Executive Officer Experience
As Mayor of Chicago, served as the chief executive of one of the world's largest cities, managing all aspects of a complex governmental organization, including its multi-billion dollar budget and over 30 departments with over 35,000 employees. Serves as Executive Chairman of Tur Partners LLC.


Broad International Exposure/Emerging Market Experience
As Mayor, helped Chicago become a prominent player in the global economy. Particular focus on developing relationships in China through efforts such as the Chicago-China Friendship Initiative campaign. Ongoing international exposure with policymakers from around the world as distinguished senior fellow at the University of Chicago Harris School of Public Policy and as a member of the International Advisory Board for the Russian Direct Investment Fund.


Governmental or Geopolitical Expertise
Over a 42-year career in public service. Mayor of Chicago for 22 years and the longest serving Mayor in Chicago's history. As Mayor, earned a reputation for improving Chicago's quality of life, acting to improve public schools, strengthening its economy and helping Chicago become among the most environmentally friendly cities in the world.


Risk Oversight/Management Expertise
Significant expertise in managing and overseeing risks as Mayor of Chicago, including emergency and crisis management, and oversight of governmental, economic, environmental, human resources and social risks.

Barry Diller



Mr. Diller is Chairman of the Board and Senior Executive of IAC/InterActiveCorp, a leading media and Internet company. Mr. Diller held the positions of Chairman of the Board and Chief Executive Officer of IAC/InterActiveCorp and its predecessors since August 1995 and ceased serving as Chief Executive Officer in December 2010. Mr. Diller is also Chairman of the Board and Senior Executive of Expedia, Inc., an online travel company. Mr. Diller has served as Special Advisor to TripAdvisor, Inc., an online travel company, since April 2013 and served as its Chairman of the Board and Senior Executive from December 2011, when it was spun off from Expedia, Inc., until December 2012, and was a member of its Board until April 2013. Mr. Diller served as the non-executive Chairman of the Board of Ticketmaster Entertainment, Inc. from 2008 to 2010, when it merged with Live Nation, Inc. to form Live Nation Entertainment, Inc. Mr. Diller served as the non-executive Chairman of the Board of Live Nation Entertainment, Inc. from January 2010 to October 2010 and was a member of its Board until January 2011.

Director since 2002

Age: 73

Board Committees:
Directors and Corporate Governance, Executive, Finance (Chair), Management Development

Other Public Company Boards: Expedia, Inc. (since 2005), IAC/InterActiveCorp (since 1995), Graham Holdings Company (since 2000)

Specific Qualifications, Attributes, Skills and Experience:


High Level of Financial Experience
Extensive experience in financings, mergers, acquisitions, investments and strategic transactions, including transactions with Silver King Broadcasting, QVC, Inc., Ticketmaster Entertainment, Inc. and Home Shopping Network, Inc. Serves on the Finance Committee of Graham Holdings Company (formerly The Washington Post Company), a diversified education and media company.


Relevant Senior Leadership/Chief Executive Officer Experience
Served as Chief Executive Officer of IAC/InterActiveCorp (and its predecessors) from 1995 to 2010. Beginning with QVC, Inc. in 1992, served as chief executive for a number of predecessor companies engaged in media and interactivity prior to the formation of IAC/InterActiveCorp. Previously served as Chief Executive Officer of Fox, Inc. from 1984 to 1992. Prior to joining Fox, Inc., served for ten years as Chief Executive Officer of Paramount Pictures Corporation.


Broad International Exposure/Emerging Market Experience
Chairman of the Board and Senior Executive of IAC/InterActiveCorp, a leading media and internet company focused on the areas of search, applications, online dating, media and eCommerce, whose family of websites is one of the largest in the world, reaching users in more than 200 countries. Chairman of the Board and Senior Executive of Expedia, Inc., one of the world's leading online travel companies, which provides localized travel services to customers throughout North America, Asia, Australia, Europe and Mexico. Served as Chairman of the Board and Senior Executive of TripAdvisor, Inc., the world's largest online travel company, with sites operating in 45 countries. Served as a member of the Council on Foreign Relations.


Innovation/Technology Experience
Extensive experience and roles in innovation and technology in the consumer Internet and digital media sectors. This includes experience at IAC/InterActiveCorp, which has several businesses in the marketing and technology industries, including Ask.com, About.com, Match.com, HomeAdvisor.com and Vimeo, at Expedia, Inc., which operates travel websites, including Expedia.com, Hotels.com and Hotwire.com, and at TripAdvisor, Inc., which operates the flagship TripAdvisor-branded websites and numerous other travel brands.

Helene D. Gayle



Dr. Gayle has been President and Chief Executive Officer of CARE USA, a leading international humanitarian organization, since 2006. From 2001 to 2006, she served as program director in the Global Health Program at the Bill & Melinda Gates Foundation. Dr. Gayle started her 20-year career in public health at the U.S. Centers for Disease Control and Prevention ("CDC") in 1984 where she held various positions, ultimately becoming the director of the CDC's National Center for HIV, STD and TB Prevention in 1995.

Director since 2013

Age: 59

Board Committees:
Compensation, Public Issues and Diversity Review

Other Public Company Boards: Colgate-Palmolive Company (since 2010)

Specific Qualifications, Attributes, Skills and Experience:


Relevant Senior Leadership/Chief Executive Officer Experience
President and Chief Executive Officer of CARE USA, a leading humanitarian organization fighting global poverty, with operating support and revenues exceeding $500 million per year.


Broad International Exposure/Emerging Market Experience
Experience managing international operations at CARE USA, which has long-term programs in 87 countries around the world, including in many emerging markets. Helped develop global health initiatives in leadership roles at the CDC and the Bill & Melinda Gates Foundation. Currently serves on the Board of Trustees of the Center for Strategic and International Studies and the Rockefeller Foundation, and on the Advisory Board of the Harvard Business School Social Enterprise Initiative. Member of the Council on Foreign Relations.


Diversity
African-American; female; a medical specialist with a masters of public health; an expert on health, global development and humanitarian issues.


Governmental or Geopolitical Expertise
Extensive leadership experience in the global public health field through service at the CDC and through a leadership position with the Bill & Melinda Gates Foundation, directing programs on HIV/AIDS and other global health issues. Member of the U.S. Department of State's Foreign Affairs Policy Board and serves on the President's Commission on White House Fellowships. Achieved the rank of Assistant Surgeon General and Rear Admiral in the United States Public Health Service. Director of New America Foundation, a nonprofit, nonpartisan public policy institute and think tank.

 

GOVERNANCE

Evan G. Greenberg



Mr. Greenberg is the Chairman and Chief Executive Officer of ACE Limited, the parent company of the ACE Group of Companies, a global insurance and reinsurance organization. He served as President and Chief Operating Officer of ACE Limited from June 2003 to May 2004, when he was elected to the position of President and Chief Executive Officer. Mr. Greenberg has served on the Board of ACE Limited since 2002 and was elected as Chairman of the Board in May 2007. Prior to joining the ACE Group in 2001, Mr. Greenberg held a number of senior management positions at American International Group, Inc. ("AIG"), most recently serving as President and Chief Operating Officer from 1997 until 2000.

Director since 2011

Age: 60

Board Committees: Audit (Chair), Finance

Other Public Company Boards: ACE Limited (since 2002)

Specific Qualifications, Attributes, Skills and Experience:



High Level of Financial Experience
Over 39 years of experience in the insurance industry, including managing global businesses and overseeing complex financial transactions involving numerous countries and currencies.



Relevant Senior Leadership/Chief Executive Officer Experience
President and Chief Executive Officer of ACE Limited since 2004. President and Chief Operating Officer of ACE Limited from 2003 to 2004. Chief Executive Officer of ACE Overseas General from 2002 to 2003 and Chief Executive Officer of ACE Tempest Re from 2001 to 2002. President of AIG, a leading international insurance organization, from 1997 to 2000.



Broad International Exposure/Emerging Market Experience
Chairman and Chief Executive Officer of ACE Limited, the parent company of the ACE Group of Companies, one of the world's largest multiline property and casualty insurers, with operations in 54 countries. Extensive experience and business relationships in Asia, including serving as Chief Executive Officer of AIG Far East, based in Japan. Serves on the Board of the National Committee on United States-China Relations and the US-China Business Council, is Chairman of the US-ASEAN Business Council, is on the Advisory Council of the Center for the National Interest and serves on the Advisory Board for the Sumitro Chair Southeast Asia Studies of the Center for Strategic and International Studies.



Risk Oversight/Management Expertise
Extensive risk oversight/management experience through various underwriting and management positions in the global property, casualty and life insurance sectors.

Alexis M. Herman



Ms. Herman is the Chair and Chief Executive Officer of New Ventures LLC, a corporate consulting company, and has held these positions since 2001. She served as Chair of the Business Advisory Board of Sodexo, Inc., an integrated food and facilities management services company, through 2013 and serves as a member of Toyota Motor Corporation's Diversity Advisory Board. As chair of the Company's Human Resources Task Force from 2001 to 2006, Ms. Herman worked with the Company to identify ways to improve its human resources policies and practices following the November 2000 settlement of an employment lawsuit. From 1997 to 2001, she served as U.S. Secretary of Labor.

Director since 2007

Age: 67

Board Committees:
Compensation, Public Issues and Diversity Review (Chair)

Other Public Company Boards: Cummins Inc. (since 2001), Entergy Corporation (since 2003), MGM Resorts International (since 2002)

Specific Qualifications, Attributes, Skills and Experience:



Broad International Exposure/Emerging Market Experience
14-year public company directorship at Cummins Inc., a global power leader that designs, manufactures, distributes and services diesel and natural gas engines and related technologies and serves customers through a network of approximately 600 company-owned and independent distributor locations and approximately 7,200 dealer locations in more than 190 countries and territories. Served as Chair of the Working Party for the Role of Women in the Economy for the Organisation for Economic Co-operation and Development ("OECD"), an international organization helping governments tackle the economic, social and governance challenges of a globalized economy.



Diversity
African-American; female; professional experience in government, nonprofit/charitable organizations and business. Senior Vice Chair of the Board of Trustees of the National Urban League, a civil rights organization.



Governmental or Geopolitical Expertise
Former U.S. Secretary of Labor from 1997 to 2001. Former White House Assistant to President Clinton and Director of the White House Office of Public Liaison. Served as Director of the Labor Department's Women's Bureau under President Jimmy Carter. Former Chief of Staff and former Vice Chair of the Democratic National Committee. Served as a Trustee of the Clinton Bush Haiti Fund. Served as Chair of the Working Party for the Role of Women in the Economy for OECD. Serves as Chair of the Community Affairs Committee for MGM Resorts International, a global hospitality company.



Risk Oversight/Management Expertise
Significant expertise in management and oversight of labor and human relations risks, including handling the United Parcel Service workers' strike in 1997 while U.S. Secretary of Labor. Chair of the Company's Human Resources Task Force following the November 2000 settlement of an employment lawsuit. Serves on the Audit Committee of Cummins Inc. and served on the Audit Committee of MGM Resorts International.

Muhtar Kent



Mr. Kent is Chairman of the Board, Chief Executive Officer and President of the Company. He has held the position of Chairman of the Board since April 2009, the position of Chief Executive Officer since July 2008 and the position of President since December 2006. From December 2006 through June 2008, Mr. Kent served as President and Chief Operating Officer of the Company. From January 2006 through December 2006, Mr. Kent served as President of Coca-Cola International and was elected Executive Vice President of the Company in February 2006. From May 2005 through January 2006, he was President and Chief Operating Officer of the Company's North Asia, Eurasia and Middle East Group, an organization serving a broad and diverse region that included China, Japan and Russia. Mr. Kent originally joined the Company in 1978 and held a variety of marketing and operations roles until 1995, when he became Managing Director of Coca-Cola Amatil Limited-Europe covering bottling operations in 12 countries. From 1999 until his return to the Company in May 2005, he served as President and Chief Executive Officer of the Efes Beverage Group, a diversified beverage company with Coca-Cola and beer operations across Southeast Europe, Turkey and Central Asia.

Director since 2008

Age: 62

Board Committees:
Executive (Chair)

Other Public Company Boards: 3M Company (since 2013)

Specific Qualifications, Attributes, Skills and Experience:


High Level of Financial Experience
Substantial financial experience gained in roles as Chief Executive Officer and President of the Company and Efes Beverage Group, both multi-national companies. Oversight of complex financial transactions and profit and loss responsibility during prior operations and leadership roles with the Company. Serves on the Audit Committee and Finance Committee of the Board of Directors of 3M Company.


Relevant Senior Leadership/Chief Executive Officer Experience
In addition to serving as the Company's Chief Executive Officer, served as President and Chief Executive Officer of Efes Beverage Group.


Broad International Exposure/Emerging Market Experience
Over 34 years of Coca-Cola system experience including extensive experience in international markets. Director of 3M Company, a global innovation company. Chair of the International Business Council of the World Economic Forum, member of the Board of Directors of the Council on Foreign Relations and fellow of the Foreign Policy Association. Chairman Emeritus of the US-ASEAN Business Council and appointed as a member of the Eminent Persons Group for ASEAN by President Obama and then Secretary of State Clinton. Member of the Board of Trustees of the United States Council for International Business and the Center for Strategic and International Studies and member of the Board of Directors of the Special Olympics. Former Chairman of the Board of the US-China Business Council.


Extensive Knowledge of the Company's Business and/or Industry
Chairman of the Board (since 2009), Chief Executive Officer (since 2008), Chief Operating Officer (December 2006 to June 2008) and President (since 2006) of the Company. Joined the Company in 1978, holding a variety of marketing and operations leadership positions over the course of his career in the Coca-Cola system.

Robert A. Kotick



Mr. Kotick is President, Chief Executive Officer and a Director of Activision Blizzard, Inc., an interactive entertainment software company, and has held these positions since 2008. Mr. Kotick served as Chairman and Chief Executive Officer of the predecessor to Activision Blizzard, Inc. from 1991 to 2008.

Director since 2012

Age: 52

Board Committees:
Management Development

Other Public Company Boards: Activision Blizzard, Inc. (since 1991)

Specific Qualifications, Attributes, Skills and Experience:


High Level of Financial Experience
Over 23 years of experience as Chief Executive Officer of Activision Blizzard, Inc. and its predecessor, including managing complex international operations and financial transactions.


Relevant Senior Leadership/Chief Executive Officer Experience
Served as Chief Executive Officer of Activision Blizzard, Inc.'s predecessor for over 17 years and has served as President of Activision Blizzard, Inc. since 2008.


Marketing Experience
Significant marketing experience with Activision Blizzard, Inc. and its predecessor, bringing extensive insight about key demographic groups and utilization of technology and social media in marketing.


Innovation/Technology Experience
As Chief Executive Officer of Activision Blizzard, Inc., a worldwide developer and publisher of online, personal computer, video game console, handheld, mobile and tablet games, is responsible for some of the most successful entertainment franchises including *Call of Duty®*, *World of Warcraft®*, *Skylanders®* and *Hearthstone®*, and brings significant innovation and technology experience.

 

Maria Elena Lagomasino



Maria Elena Lagomasino is the Chief Executive Officer and Managing Partner of WE Family Offices, a global family office serving high net worth families, and has held these positions since March 2013. Ms. Lagomasino served as Chief Executive Officer of GenSpring Family Offices, LLC, an affiliate of SunTrust Banks, Inc., from November 2005 through October 2012. From 2001 to 2005, Ms. Lagomasino was Chairman and Chief Executive Officer of JPMorgan Private Bank, a division of JPMorgan Chase & Co., a global financial services firm. Prior to assuming this position, she was Managing Director of The Chase Manhattan Bank in charge of its Global Private Banking Group. Ms. Lagomasino had been with Chase Manhattan since 1983 in various positions in private banking. She served as a Director of the Company from April 2003 to April 2006.

Director since 2008

Age: 65

Board Committees: Compensation (Chair), Directors and Corporate Governance, Management Development

Other Public Company Boards: Avon Products, Inc. (since 2000)

Specific Qualifications, Attributes, Skills and Experience:



High Level of Financial Experience
Over 32 years of experience in the financial industry and a recognized leader in the wealth management industry. Chief Executive Officer and Managing Partner at WE Family Offices, a global family office serving high net worth families. Former Chief Executive Officer of GenSpring Family Offices, LLC, a wealth management firm that is an affiliate of SunTrust Banks, Inc. Founding member of the Institute for the Fiduciary Standard, a nonprofit formed in 2011 to provide research, education and advocacy of the fiduciary standard's importance to investors receiving investment and financial advice.



Relevant Senior Leadership/Chief Executive Officer Experience
Serves as Chief Executive Officer of WE Family Offices and served as Chief Executive Officer of GenSpring Family Offices, LLC and JPMorgan Private Bank.



Broad International Exposure/Emerging Market Experience
Significant international experience as Chief Executive Officer of GenSpring Family Offices, LLC and Chairman and Chief Executive Officer of JPMorgan Private Bank. During tenure with The Chase Manhattan Bank, served as Managing Director of the Global Private Banking Group, Vice President of private banking in the Latin America region and head of private banking for the western hemisphere. Over 37 years of experience working with Latin America. Exposure to international issues as a Board member of the Americas Society and the Cuba Study Group, as a Trustee of the National Geographic Society and as a member of the Council on Foreign Relations.



Diversity
Hispanic; female; professional experience in global capital markets.

Sam Nunn



Mr. Nunn is Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative, a position he has held since 2001. The Nuclear Threat Initiative is a nonprofit organization working to reduce the global threats from nuclear, biological and chemical weapons. He has served as the Chairman of the Board of the Center for Strategic and International Studies since 1999. He served as a member of the U.S. Senate from 1972 through 1996. He previously served as a Director of Chevron Corporation from 1997 to 2011, Dell Inc. from 1999 to 2011 where he served as Lead Director, General Electric Company from 1997 to April 2013 and Hess Corporation from August 2012 to May 2013.

Director since 1997

Age: 76

Board Committees: Directors and Corporate Governance (Chair), Finance, Public Issues and Diversity Review

Other Public Company Boards: None

Specific Qualifications, Attributes, Skills and Experience:



High Level of Financial Experience
Has served on the Company's Finance Committee for over 17 years. Served on the Finance Committee of Dell Inc. and the Audit Committees of Dell Inc. and Scientific-Atlanta, Inc.



Broad International Exposure/Emerging Market Experience
16-year public company directorship at General Electric Company, one of the largest and most diversified infrastructure and financial services corporations in the world which serves customers in more than 100 countries. 14-year public company directorship at Chevron Corporation, which has U.S. and international subsidiaries that engage in fully integrated petroleum operations, chemicals operations, mining activities, power generation and energy services. 12-year public company directorship at Dell Inc., a global information technology company. Also served as a Director of Hess Corporation, a global independent energy company. Since 1999, Chairman of the Board of Trustees of the Center for Strategic and International Studies, a preeminent international policy institution.



Marketing Experience
Regular exposure to marketing and marketing-related technology through directorships at Dell Inc., a global information technology company, General Electric Company, a diversified technology, media and financial services company and Chevron Corporation, one of the world's largest integrated energy companies.



Governmental or Geopolitical Expertise
Recognized leader in the U.S. on national security and foreign policy. Extensive experience in government, public and social policy and international affairs as a result of his 24 years of service as a U.S. Senator from Georgia and since 2001 as Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative. During his tenure in the U.S. Senate, chaired the Senate Committee on Armed Services and the Permanent Subcommittee on Investigations. Also served on the Senate Intelligence and Small Business Committees. Continues his service in the public policy arena as Chairman of the Board of the Center for Strategic and International Studies and as Distinguished Professor in the Sam Nunn School of International Affairs at Georgia Institute of Technology. Served as Chair of the Public Responsibilities Committee at General Electric Company and served as Chair of the Public Policy Committee at Chevron Corporation.

David B. Weinberg



Mr. Weinberg is Chairman of the Board and Chief Executive Officer of Judd Enterprises, Inc., a private, investment-management office with diverse interests in a variety of asset classes, and President of Digital Bandwidth LLC, its private, early-stage technology investing affiliate, and has held these positions since 1996. From September 1989 to June 1996, Mr. Weinberg was a partner in the corporate, securities and investment-management practice of Mayer, Brown & Platt, a leading international law firm.

Director since 2015

Age: 63

Board Committees: Audit

Other Public Company Boards: None

Specific Qualifications, Attributes, Skills and Experience:



High Level of Financial Experience

In his position as Chairman and Chief Executive Officer of Judd Enterprises, Inc., oversees substantial assets in a wide variety of asset classes. Significant experience in reviewing financial statements as an investor, and as a securities lawyer when structuring transactions. Previously served on the audit committee and currently serves on the executive, finance and investment committees of Northwestern University.



Relevant Senior Leadership/Chief Executive Officer Experience

Since 1996, has served as Chairman and Chief Executive Officer of Judd Enterprises, Inc., a private, investment-management office, and President of Digital BandWidth LLC, its private early-technology investing affiliate.



Innovation/Technology Experience

Extensive entrepreneurial experience as President of Digital Bandwidth LLC, overseeing investments in early stage companies focusing on technologies, including wireless networks, speech recognition, network security and radio frequency identification tags.



Risk Oversight/Management Expertise

Extensive risk oversight and management experience overseeing a private investment management office as Chief Executive Officer of Judd Enterprises, Inc. As a partner in the corporate, securities and investment-management practice of the Mayer, Brown & Platt law firm, advised clients on a broad range of regulatory and transactional matters. Additional risk oversight experience through former service on the audit committee and current service on the executive, finance and investment committees of Northwestern University.

BOARD AND COMMITTEE GOVERNANCE

Annual Elections

Directors are elected each year, at the Annual Meeting of Shareowners, to hold office until the next annual meeting and until their successors are elected and qualified.

Because term limits may cause the loss of experience and expertise important to the optimal operation of the Board, there are no limits on the number of terms a Director may serve. However, to ensure that the Board remains composed of high-functioning members able to keep their commitments to Board service, the Committee

on Directors and Corporate Governance evaluates the qualifications and performance of each incumbent Director before recommending the nomination of that Director for an additional term. See page 27 for more information about the Board's self-evaluation process.

In addition, pursuant to the Corporate Governance Guidelines, Directors whose job responsibilities change or who reach the age of 74 are asked to submit a letter of resignation to the Board. These letters are considered by the Board and, if applicable, annually thereafter.

Majority Voting Standard

Our By-Laws provide that, in an election of Directors where the number of nominees does not exceed the number of Directors to be elected, each Director must receive the majority of the votes cast with respect to that Director. If a Director does not receive a majority vote, he or she has agreed that a letter of resignation will be submitted to the Board. The Committee on Directors and Corporate Governance will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should

be taken. The Board will act on the resignation taking into account the recommendation of the Committee on Directors and Corporate Governance, which will include consideration of the vote and any relevant input from shareowners. The Board will publicly disclose its decision and its rationale within 100 days of the certification of the election results. The Director who tenders his or her resignation will not participate in the decisions of the Committee on Directors and Corporate Governance or the Board that concern the resignation.

Director Nominee Selection Process

The Committee on Directors and Corporate Governance is responsible for identifying and evaluating nominees for Director and for recommending to the Board a slate of nominees for election at each Annual Meeting of Shareowners. Nominees may be suggested by Directors, members of management, shareowners or, in some cases, by a third-party firm. The Committee on Directors and Corporate Governance regularly reviews the composition of the Board and potential Director nominees.

In seeking to maintain an engaged, independent and effective Board that is committed to representing the long-term interests of our shareowners, the Committee on Directors and Corporate Governance considers a wide range of factors when assessing potential Director nominees. This assessment includes a review of the potential nominee's judgment, experience, independence, understanding of the Company's business or other related industries, and such other factors as the committee concludes are pertinent in light of the current needs of the Board. A potential nominee's qualifications are considered to determine whether they meet the qualifications required of all Directors and the specific qualifications, attributes, skills and experience to be represented on the Board described above. Further, the Committee on Directors and Corporate Governance assesses how each potential nominee would impact the skills and experience represented on the Board as a whole in the context of the Board's overall composition and the Company's current and future needs.

See "Item 1 – Election of Directors" beginning on page 15, for information about Board composition and refreshment, and the qualifications of the 2015 Director Nominees.

Shareowner-Recommended Director Candidates

Shareowners who wish the Committee on Directors and Corporate Governance to consider their recommendations for nominees for the position of Director should submit their recommendations in writing by mail to the Committee on Directors and Corporate Governance in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301, by e-mail to *asktheboard@coca-cola.com* or by fax to (404) 676-8409. Recommendations by shareowners that are made in accordance with these procedures will receive the same consideration by the Committee on Directors and Corporate Governance as other suggested nominees. Nominations for consideration for the 2016 Annual Meeting of Shareowners must be received by December 31, 2015.



Board Evaluations

The Board of Directors and committees conduct annual self-evaluations to assess the qualifications, attributes, skills and experience represented on the Board and to determine whether the Board and its committees are functioning effectively. During the year, the Committee on Directors and Corporate Governance receives input on the Board's performance from Directors and, through its Chairman, discusses the input with the full Board and oversees the full Board's review of its performance. The self-assessments focus on the Board's and committees' contribution to the Company and on areas in which the Board or management believes that the Board or any of its committees could improve.

Board Leadership Structure

The Company's governance framework provides the Board with flexibility to select the appropriate leadership structure for the Company. In making leadership structure determinations, the Board considers many factors, including the specific needs of the business and what is in the best interests of the Company's shareowners. The current leadership structure is comprised of a combined Chairman of the Board and Chief Executive Officer, a Lead Independent Director, Board committees led primarily by independent Directors and active engagement by all Directors. The Board believes this structure provides an effective balance between strong Company leadership and appropriate safeguards and oversight by independent Directors.

Board Leadership Structure

✱ Chairman of the Board and CEO: Muhtar Kent

✱ Lead Independent Director: Sam Nunn

✱ Audit, Compensation and Directors/Corporate Governance Committees led by independent Directors

✱ Active engagement by all Directors

The Board believes this is the optimal structure to guide the Company and maintain the focus required to achieve the Company's long-term business goals.

Duties and Responsibilities of Lead Independent Director

The Lead Independent Director, who is elected by the independent Directors for a one-year term:

✱ Presides at all meetings of the Board at which the Chairman of the Board is not present, including all meetings of independent Directors and non-employee Directors.

✱ Encourages and facilitates active participation of all Directors.

✱ Serves as a liaison between the independent Directors and the Chairman of the Board on sensitive issues and otherwise when appropriate.

✱ Approves Board meeting materials for distribution to and consideration by the Board.

✱ Approves Board meeting agendas after conferring with the Chairman of the Board and other members of the Board, as appropriate, and may add agenda items in his or her discretion.

✱ Approves Board meeting schedules to assure that there is sufficient time for discussion of all agenda items.

✱ Has the authority to call meetings of the independent Directors.

✱ Leads the Board's annual evaluation of the Chairman of the Board and Chief Executive Officer.

✱ Monitors and coordinates with management on corporate governance issues and developments.

✱ Is available to advise the committee Chairs in fulfilling their designated roles and responsibilities to the Board.

✱ Is available for consultation and communication with shareowners where appropriate, upon reasonable request (this does not preclude other Directors from being available for consultation and communicating with shareowners, where appropriate).

✱ Performs such other functions as the Board or other Directors may request.

Leadership Structure – Details and Rationale

Consistent with the Board's commitment to corporate governance practices that are in the best interests of the Company and its shareowners, at least one executive session of the non-management Directors each year includes a review of the Board's leadership structure and consideration of whether the position of Chairman of the Board should be held by the Chief Executive Officer or be separated. This section describes the details and the Board's rationale for its current leadership structure.

Under the Company's By-Laws, the Chairman of the Board presides over meetings of the Board, presides over meetings of shareowners, consults and advises the Board and its committees on the business and affairs of the Company, and performs such other duties as may be assigned by the Board. The Chief Executive Officer is in general charge of the affairs of the Company, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board. Muhtar Kent serves as both Chairman of the Board and Chief Executive Officer.

 

In April 2014, Sam Nunn became the Chairman of the Committee on Directors and Corporate Governance and Presiding Director. In February 2015, the Presiding Director role was retitled Lead Independent Director, and in connection with this conversion, the independent Directors reconfirmed Sam Nunn's appointment as Lead Independent Director. The duties and responsibilities of the Lead Independent Director are described above and are set forth in the Company's Corporate Governance Guidelines and the Charter for the Committee on Directors and Corporate Governance. Although annually elected, the Lead Independent Director is generally expected to serve for more than one year.

Importantly, all Directors play an active role in overseeing the Company's business both at the Board and committee levels. As set forth in the Company's Corporate Governance Guidelines, the core responsibility of the Directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareowners. The 2015 Director nominees consist of one Director nominee who serves as a member of management and 14 non-employee Director nominees. The non-employee Director nominees are skilled and experienced leaders in business, education, government and public policy. They currently serve or have served as chief executives and members of senior management of Fortune 1000 companies, investment banking and financial services firms, private for-profit and nonprofit organizations, and as U.S. federal, state and local government officials. In these roles, the non-employee Director nominees have been called upon to provide solutions to various complex issues and are expected to, and do, ask hard questions of management. As such, the non-employee Director nominees are well-equipped to oversee the success of the business and

to provide advice and counsel to the Chief Executive Officer and Company management.

As part of each regularly scheduled Board meeting, the non-employee Directors meet in executive session without the Chief Executive Officer present. These meetings allow non-employee Directors to discuss issues of importance to the Company, including the business and affairs of the Company as well as matters concerning management, without any member of management present. In addition, the independent Directors meet in executive session several times a year at regularly scheduled Board meetings. All of the Board committees, which are described below, except the Management Development Committee and the Executive Committee, are chaired by independent Directors.

The Board believes that leadership of both the Board and the Company by Mr. Kent is the optimal structure to guide the Company and maintain the focus required to achieve the Company's long-term business goals. The Company's business is complex and its products are sold in more than 200 countries around the world. Further, most of the Company's products are manufactured and sold by bottling partners around the world, most of which are independent, companies. This franchise structure requires the Chief Executive Officer to have strong relationships with the leaders of the bottlers and be close to the many facets of the business. Given the complexity and global reach of our business, the Board believes the Chief Executive Officer is in the best position to focus Directors' attention on critical business matters and to speak for and lead both the Company and the Board.

The Board believes that the leadership structure – a combined Chairman of the Board and Chief Executive Officer, a Lead Independent Director, committees led primarily by independent Directors and active engagement by all Directors – is effective and currently serves the business and shareowners well.

Board Meetings

Under the Company's By-Laws, regular meetings of the Board are held at such times as the Board may determine. Special meetings of the Board may be called by a majority of the Directors and the Chairman of the Board and Chief Executive Officer of the Company.

In 2014, the Board held five meetings and committees of the Board held a total of 40 meetings. Overall attendance at such meetings was approximately 95%. Each Director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served during 2014.

Board Committees

The Board has an Audit Committee, a Compensation Committee, a Committee on Directors and Corporate Governance, an Executive Committee, a Finance Committee, a Management Development Committee and a Public Issues and Diversity Review Committee. The Board has adopted a written charter for each of these committees, which

is available on the Company's website *www.coca-colacompany.com,* by clicking on "Investors" and then "Corporate Governance." Information about each committee is provided below.



AUDIT COMMITTEE



Evan G. Greenberg
Committee Chair

Additional Committee Members: **Meetings Held in 2014:** 9

Ronald W. Allen, Marc Bolland*, Peter V. Ueberroth**, David B. Weinberg*

Primary Responsibilities:

The Audit Committee represents and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function and the annual independent audit of the Company's financial statements. The Audit Committee oversees the Company's compliance with legal and regulatory requirements, the Independent Auditors' qualifications and independence, the performance of the Company's internal audit function and the Independent Auditors, the Company's ethical compliance programs, including the Company's Codes of Business Conduct, and the Company's quality, safety, environmental assurance and information technology security programs. The Audit Committee also oversees the Company's enterprise risk management (ERM) program and has direct oversight over certain risks within the ERM framework. In addition, the Audit Committee participates in educational sessions developed by management, at the request of the Audit Committee, on areas of the Company's operations. The Audit Committee periodically receives reports on and discusses governance of the Company's risk management process and reviews significant risks and exposures identified to the committee (whether financial, operating or otherwise), and management's steps to address them. In exercising its duties, the Audit Committee acts independently while maintaining free and open communication between the committee, the Independent Auditors, the internal auditors and management of the Company. Additional information regarding the Audit Committee's responsibilities can be found beginning on page 79.

Independence:

Each member of the Audit Committee meets the independence requirements of the NYSE, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the Company's Corporate Governance Guidelines. Each member of the Audit Committee is financially literate, knowledgeable and qualified to review financial statements. The Board has designated Mr. Greenberg as the "Audit Committee financial expert."

* Messrs. Bolland and Weinberg were appointed to the committee effective February 19, 2015.

** Mr. Ueberroth will serve on the committee until April 29, 2015.

COMPENSATION COMMITTEE



Maria Elena Lagomasino
Committee Chair

Additional Committee Members: **Meetings Held in 2014:** 9

Ronald W. Allen, Helene D. Gayle, Alexis M. Herman, James D. Robinson III*

Primary Responsibilities:

The Compensation Committee has overall responsibility for evaluating and approving compensation plans, policies and programs applicable primarily to the Company's senior executive group, which includes all individuals subject to Section 16 of the 1934 Act. The Compensation Committee also makes decisions that affect a larger group of employees. For example, the Compensation Committee approves all stock option awards and all awards of performance share units, restricted stock and restricted stock units to employees. The Compensation Committee has the sole authority to retain and terminate a compensation consultant, as well as to approve the consultant's fees and other terms of engagement. It also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors. The Compensation Committee may form and delegate authority to subcommittees, including management subcommittees, when appropriate. Additional information regarding the Compensation Committee's engagement of a compensation consulting firm can be found beginning on page 57.

Independence:

Each member of the Compensation Committee meets the independence requirements of the NYSE, the Internal Revenue Code of 1986, as amended (the "Tax Code") and the Company's Corporate Governance Guidelines.

* Mr. Robinson will serve on the committee until April 29, 2015.

COMMITTEE ON DIRECTORS AND CORPORATE GOVERNANCE



Sam Nunn
Committee Chair

Additional Committee Members: **Meetings Held in 2014:** 4

Ana Botín, Richard M. Daley, Barry Diller, Maria Elena Lagomasino, James D. Robinson III*

Primary Responsibilities:

The Committee on Directors and Corporate Governance is responsible for considering and making recommendations concerning Director nominees and the function and needs of the Board and its committees. The Committee on Directors and Corporate Governance also leads the annual review of the Board's performance. The Committee on Directors and Corporate Governance regularly reviews the Company's Corporate Governance Guidelines and provides oversight of the corporate governance affairs of the Board and the Company consistent with the long-term best interests of the Company and its shareowners.

Independence:

Each member of the Committee on Directors and Corporate Governance meets the independence requirements of the NYSE and the Company's Corporate Governance Guidelines.

*   Mr. Robinson will serve on the committee until April 29, 2015.

EXECUTIVE COMMITTEE



Muhtar Kent
Committee Chair

Additional Committee Members: **Meetings Held in 2014:** 3

Herbert A. Allen, Barry Diller

Primary Responsibilities:

The Executive Committee has the authority to exercise the power and authority of the Board between meetings, except the powers reserved for the Board or the shareowners by Delaware General Corporation Law. If matters are delegated to the Executive Committee by the Board, the committee may act at a meeting or by written consent in lieu of a meeting.

FINANCE COMMITTEE



Barry Diller
Committee Chair

Additional Committee Members: **Meetings Held in 2014:** 5

Herbert A. Allen, Evan G. Greenberg, Sam Nunn, Peter V. Ueberroth*

Primary Responsibilities:

The Finance Committee helps the Board fulfill its responsibilities relating to oversight of the Company's financial affairs, including reviewing and recommending to the Board dividend policy, capital expenditures, debt and other financings, major strategic investments and other transactions. The Finance Committee also oversees the Company's policies and procedures on risk management, hedging, swaps and other derivative transactions.

*   Mr. Ueberroth will serve on the committee until April 29, 2015.

 

MANAGEMENT DEVELOPMENT COMMITTEE



Herbert A. Allen
Committee Chair

Additional Committee Members:

Barry Diller, Robert A. Kotick, Maria Elena Lagomasino, James D. Robinson III*

Meetings Held in 2014: 6

Primary Responsibilities:

The Management Development Committee helps the Board fulfill its responsibilities relating to oversight of talent development for senior positions and succession planning.

* *Mr. Robinson will serve on the committee until April 29, 2015.*

PUBLIC ISSUES AND DIVERSITY REVIEW COMMITTEE



Alexis M. Herman
Committee Chair

Additional Committee Members:

Howard G. Buffett, Helene D. Gayle, Sam Nunn

Meetings Held in 2014: 4

Primary Responsibilities:

The Public Issues and Diversity Review Committee helps the Board fulfill its responsibilities relating to diversity, corporate social responsibility and public issues of significance, which may affect the shareowners, the Company, the business community and the general public.

Board Oversight of Risk

The Board oversees the proper safeguarding of the assets of the Company, the maintenance of appropriate financial and other internal controls and the Company's compliance with applicable laws and regulations and proper governance. Inherent in these responsibilities is the Board's understanding and oversight of the various risks facing the Company. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of the Company's business strategy. The Board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve the Company's long-term strategic objectives.

> **Oversight of Risk**
>
> ✳ The Board oversees risk management.
>
> ✳ Board committees, which meet regularly and report back to the full Board, play significant roles in carrying out the risk oversight function.
>
> ✳ Company management is charged with managing risk, through robust internal processes and effective internal controls.

Effective risk oversight is an important priority of the Board. The Board has implemented a risk governance framework designed to:

✳ understand critical risks in the Company's business and strategy;

✳ allocate responsibilities for risk oversight among the full Board and its committees;

✳ evaluate the Company's risk management processes and whether they are functioning adequately;

✳ facilitate open communication between management and Directors; and

✳ foster an appropriate culture of integrity and risk awareness.

While the Board oversees risk management, Company management is charged with managing risk. The Company has robust internal processes and an effective internal control environment which facilitate the identification and management of risks and regular communication with the Board. These include an enterprise risk management program, a Risk Management Committee under the leadership of the Chief Financial Officer and the Chief Administrative Officer, regular internal management disclosure committee meetings, Codes of Business Conduct, robust product quality standards and processes, a strong ethics and compliance office, and a comprehensive internal and external audit process. The Board and the Audit Committee monitor and oversee the evaluation of the effectiveness of the internal controls and the risk management program. Management communicates routinely with the Board, Board committees and individual Directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

The Board implements its risk oversight function both as a whole and through delegation to Board committees, which meet regularly and report back to the full Board. All committees play significant roles in carrying out the risk oversight function. In particular:

- the Audit Committee oversees risks related to the Company's financial statements, the financial reporting process and accounting and legal matters. The committee oversees the internal audit function, the Company's ethics programs, including the Codes of Business Conduct, and the Company's quality, safety, environmental assurance and information technology security programs. The committee periodically receives reports on and discusses governance of the Company's risk management process and reviews significant risks and exposures identified by management, the internal auditors or the Independent Auditors (whether financial, operating or otherwise), and management's steps to address them. In connection with its oversight of these matters, the committee members will regularly meet separately with the Company's General Counsel, Chief of Internal Audit and representatives of the Independent Auditors;

- the Compensation Committee evaluates the risks and rewards associated with the Company's compensation philosophy and programs. As discussed in more detail in the Compensation Discussion and Analysis beginning on page 45, the committee reviews and approves compensation programs with features that mitigate risk without diminishing the incentive nature of the compensation. Management discusses with the committee the procedures that have been put in place to identify and mitigate potential risks in compensation;

- the Finance Committee oversees certain financial matters and risks relating to the Company's capital structure, pension plan investments, currency risk and hedging programs, taxes, mergers and acquisitions, and capital projects;

- the Management Development Committee oversees management development and succession planning across senior management positions;

- the Public Issues and Diversity Review Committee oversees issues that could pose significant reputational risk to the Company; and

- the Committee on Directors and Corporate Governance oversees the Company's governance practices, Director succession and committee leadership to manage risks associated with corporate governance.

Annually, one meeting of the full Board is dedicated primarily to evaluating and discussing risk, risk mitigation strategies and the Company's internal control environment. Topics examined at this meeting include, but are not limited to, financial risks, political and regulatory risks, legal risks, supply chain and quality risks, information technology risks, economic risks and risks related to the Company's productivity and reinvestment efforts. Because overseeing risk is an ongoing process and inherent in the Company's strategic decisions, the Board also discusses risk throughout the year at other meetings in relation to specific proposed actions.

The Company believes that its leadership structure, discussed in detail beginning on page 27, supports the risk oversight function of the Board. The Company has a combined Chairman of the Board and Chief Executive Officer, strong Directors chair the various committees involved with risk oversight, there is open communication between management and Directors, and all Directors are actively involved in the risk oversight function.

To learn more about risks facing the Company, you can review the factors included in Part I, "Item 1A. Risk Factors" in the Annual Report on Form 10-K for the year ended December 31, 2014 (the "Form 10-K"). The risks described in the Form 10-K are not the only risks facing the Company. Additional risks and uncertainties not currently known or that may currently be deemed to be immaterial also may materially adversely affect the Company's business, financial condition or results of operations in future periods.

Communication with the Board

The Board has established a process to facilitate communication by shareowners and other interested parties with Directors. Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by e-mail to *asktheboard@coca-cola.com*. At the direction of the Board, all mail received may be opened and screened for security purposes. All mail, other than trivial, obscene, unduly hostile, threatening, illegal or similarly unsuitable items, will be forwarded. Mail addressed to a particular Director will be forwarded or delivered to that Director. Mail addressed to "Outside Directors" or "Non-Employee Directors" will be forwarded or delivered to the Lead Independent Director. Mail addressed to the "Board of Directors" will be forwarded or delivered to the Chairman of the Board and the Lead Independent Director.



ADDITIONAL GOVERNANCE FEATURES

Shareowner Engagement

The Board believes that accountability to shareowners is a mark of good governance and critical to the Company's success. To that end, the Board long ago established dedicated resources to actively engage with shareowners. The Company regularly engages with shareowners on a variety of topics throughout the year to ensure we are addressing their questions and concerns, to seek input and to provide perspective on Company policies and practices.

In addition to this direct engagement, the Company has instituted a number of complementary mechanisms that allow shareowners to effectively communicate a point of view with the Board, including:

* our dedicated Annual Meeting page on our Company website (see page 93);

* the annual election of Directors and a majority vote standard (see page 26);

* the annual advisory vote to approve executive compensation (see page 44);

* the commitment to thoughtfully consider shareowner proposals submitted to the Company (see page 94).

* the ability to direct communications to individual Directors or the entire Board (see page 94); and

* the ability to attend and voice opinions at the Annual Meeting of Shareowners (see page 92).

See page 56 for additional information about our engagement with shareowners regarding executive compensation.

Public Policy Engagement

The Company believes in responsible corporate governance and participates in the political process to engage in conversations and support the needs of our business and our nearly 700,000 system associates. The Company seeks to responsibly use our resources to advance public policy that is consistent with our company values and the sustainability of our business.

We base our political contributions on many considerations and support candidates whose values are consistent with our own when it comes to core issues that affect our business. The Public Issues and Diversity Review Committee of our Board of Directors reviews all of our advocacy efforts, including political contributions, payments to trade associations and those to other tax-exempt organizations.

The Company's political contributions policy and a report of U.S. political contributions from our Company and from associate-funded programs, which include The Coca-Cola Company Nonpartisan Committee for Good Government and various other state political action committees, can be viewed on our Company website, www.coca-colacompany.com, by clicking on "Investors" and then "Public Policy Engagement."

Sustainability

It remains a long-standing priority of the Company to operate in an environmentally and socially responsible manner. Our "Me, We, World" sustainability framework is our shared vision for how we strive to create social value and make a positive difference for the communities we serve through enhancing people's well-being (Me), building stronger communities (We), and working to protect the environment we all share (World). We continue to embed sustainability-minded innovations into our business, including sourcing ingredients, increasing beverage options, working to replenish 100% of water used in our finished products and recovering packages for recycling, among other programs. In addition, our strong pay-for-performance philosophy awards executives in a way that motivates them to operate the Company's business in a profitable and more sustainable manner, consistent with the six areas highlighted in the Company's 2020 Vision—people, portfolio, partners, planet, profit and productivity.

To learn more about the Company's sustainability efforts, please view our 2013/2014 Sustainability Report on the Company's website, by visiting www.coca-colacompany.com/sustainability. For additional information about the Company's executive compensation policies and programs see the Compensation Discussion and Analysis beginning on page 45.

Special Meeting of Shareowners

Our By-Laws provide that a special meeting of shareowners may be called by the Chairman of the Board, the Chief Executive Officer, a majority of our Board of Directors or the Corporate Secretary, if appropriately requested by a person (or group of persons) beneficially owning at least a 25% "net long position" of the Company's Common Stock. A shareowner's "net long position" is generally defined as the amount of Common Stock in which the shareowner holds a positive (also known as "long") economic interest, reduced by the amount of Common Stock in which the shareowner holds a negative (also known as "short") economic interest.

Anti-Hedging, Anti-Short Sale and Anti-Pledging Policies

The Company's hedging policy prohibits Directors, the Company's executive officers and other designated employees from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Company's Common Stock, including prepaid variable forward contracts, equity swaps, collars and exchange funds. Directors, the Company's executive officers and other designated employees are also prohibited from engaging in short sales related to the Company's Common Stock. All other employees are discouraged from entering into hedging transactions and engaging in short sales related to the Company's Common Stock.

The Company's pledging policy discourages any pledging of the Company's Common Stock, including holding Common Stock in a margin account. In addition, Directors and the Company's executive officers are required to obtain pre-approval from the Company's General Counsel before pledging shares of Common Stock. Such approval will be granted only if the individual can clearly demonstrate the financial capacity to repay the loan without resorting to the pledged securities.

Codes of Business Conduct

The Company has adopted a Code of Business Conduct for Non-Employee Directors. In addition, the Company has adopted a Code of Business Conduct applicable to the Company's employees, including the Named Executive Officers. Our associates, bottling partners, suppliers, customers and consumers can ask questions about our Code and other ethics and compliance issues, or report potential violations, through EthicsLine, a global Internet and telephone information and reporting service. The Codes of Business Conduct and information about EthicsLine are available on the Company's

website located at *www.coca-colacompany.com*, by clicking on "Investors", then "Corporate Governance" and then "Code of Business Conduct." In the event the Company amends or waives any of the provisions of the Code of Business Conduct applicable to our principal executive officer, principal financial officer or controller that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the 1934 Act, the Company intends to disclose these actions on the Company's website.

DIRECTOR COMPENSATION

The Committee on Directors and Corporate Governance is responsible for reviewing and making recommendations to the Board regarding all matters pertaining to compensation paid to Directors for Board, committee and committee Chair services. Under the Committee on Directors and Corporate Governance's charter, the committee is authorized to engage consultants or advisors in connection with its review and analysis of Director compensation, though it did not engage any consultants or advisors in 2014. Directors who also serve as employees of the Company do not receive payment for services as Directors.

In making non-employee Director compensation recommendations, the Committee on Directors and Corporate Governance takes various factors into consideration, including, but not limited to, the responsibilities of Directors generally, as well as committee Chairs, and the forms of compensation paid to Directors by comparable companies. The Board reviews the recommendations of the Committee

on Directors and Corporate Governance and determines the form and amount of Director compensation.

In December 2012, the Board of Directors approved The Coca-Cola Company Directors' Plan effective January 1, 2013 (the "Directors' Plan"), which is described further below. The Committee on Directors and Corporate Governance and the Board believe that the Directors' Plan:

* ties the majority of Directors' compensation to shareowner interests because the value of share units fluctuates up or down depending on the stock price;

* focuses on the long term, since the share units are not paid until after the Director leaves the Board;

* is simple to understand and communicate; and

* is equitable based on the work required of Directors serving an entity of the Company's size and scope.

2014 Annual Compensation

Under the Directors' Plan, 2014 annual compensation to non-employee Directors consisted of $50,000 paid in cash in quarterly installments and $200,000 credited in deferred share units. Non-employee Directors have the option of deferring all or a portion of their cash compensation into share units that are paid out in cash after leaving the Board. The number of share units awarded to non-employee

Directors is equal to the number of shares of Common Stock that could be purchased on the open market for $200,000 on April 1 (or the next business day if April 1 is not a business day). Share units do not have voting rights but are credited with hypothetical dividends that are reinvested in additional units to the extent dividends on Common Stock are received by shareowners. Share units will be paid out in cash on the later of (i) January 15 of the year following the year in which the Director leaves the Board or (ii) six months after the Director leaves the Board. Directors may elect to take their payout in a lump sum or in up to five annual installments.

In addition, each non-employee Director who served as a committee Chair in 2014 received an additional $20,000 in cash, or a prorated portion thereof where applicable. Directors do not receive fees for attending Board or committee meetings. Non-employee Directors are reimbursed for reasonable expenses incurred in connection with Board-related activities.

The following table details the total compensation of the Company's non-employee Directors for the year ended December 31, 2014.

2014 Director Compensation Table

Name[1] (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Herbert A. Allen	$ 70,000	$ 200,000	$ 0	$ 0	$ 0	$ 782	$ 270,782
Ronald W. Allen	50,000	200,000	0	0	0	2,222	252,222
Ana Botín	50,000	200,000	0	0	0	1,562	251,562
Howard G. Buffett	50,000	200,000	0	0	0	7,125	257,125
Richard M. Daley	50,000	200,000	0	0	0	3,804	253,804
Barry Diller	70,000	200,000	0	0	0	2,284	272,284
Helene D. Gayle	50,000	200,000	0	0	0	1,562	251,562
Evan G. Greenberg	70,000	200,000	0	0	0	2,070	272,070
Alexis M. Herman	70,000	200,000	0	0	0	27,998	297,998
Robert A. Kotick	50,000	200,000	0	0	0	782	250,782
Maria Elena Lagomasino	70,000	200,000	0	0	0	16,094	286,094
Donald F. McHenry[2]	25,000	40,000	0	0	0	10,560	75,560
Sam Nunn	66,000	200,000	0	0	0	31,036	297,036
James D. Robinson III	54,000	200,000	0	0	0	2,827	256,827
Peter V. Ueberroth	50,000	200,000	0	0	0	19,284	269,284
Jacob Wallenberg[2]	25,000	40,000	0	0	0	1	65,001

1 Muhtar Kent is a Company employee and therefore receives no compensation under the Directors' Plan. Messrs. Bolland and Weinberg were appointed to the Board effective February 18, 2015 and therefore did not receive any compensation in 2014.

2 Messrs. McHenry and Wallenberg did not stand for election at the 2014 Annual Meeting of Shareowners. Therefore, the information above reflects their service on the Board through April 23, 2014.

Fees Earned or Paid in Cash (Column (b))

The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees earned by each non-employee Director in 2014, whether or not such fees were deferred. In addition to the $50,000 annual cash fees (or prorated portion thereof), each of Mses. Herman and Lagomasino and Messrs. H. Allen, Diller and Greenberg received an additional $20,000 for service as a committee Chair and each of Messrs. Nunn and Robinson received a prorated portion of the committee Chair fee based on their service as a committee Chair for a portion of 2014. Messrs. Daley and Kotick each deferred $50,000 of their 2014 cash compensation into 1,295 share units, Messrs. Diller and Greenberg each deferred $70,000 of their 2014 cash compensation into 1,813 share units and Mr. Nunn deferred $66,000 of his 2014 cash compensation into 1,710 share units. The number of share units is equal to the number of shares of Common Stock that could be purchased for the deferred amount based on the average of the high and low prices of a share of Common Stock on April 1, 2014.

Stock Awards (Column (c))

The amounts reported in the Stock Awards column reflect the grant date fair value associated with each Director's share units that are required to be deferred under the Directors' Plan, calculated in accordance with the provisions of the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation–Stock Compensation ("FASB Topic 718").

All Other Compensation (Column (g))

As described further below, the amounts reported in the All Other Compensation column reflect, where applicable, Company matching gifts to nonprofit organizations, medical and dental insurance, certain amenities provided to Directors at a Board meeting held outside the U.S., the costs of Company products provided to Directors without charge, and the premiums for life insurance (including accidental death and dismemberment and business travel coverage). In addition, infrequently, spouses and guests of Directors may ride along on Company aircraft for personal reasons when the aircraft is already going to a specific destination for a business reason, which has minimal incremental cost to the Company. When this occurs, a nominal amount is included in the All Other Compensation column. In addition, income is imputed to the Director for income tax purposes and the Director is not provided a tax reimbursement.

Perquisites and Personal Benefits

The Directors are eligible to participate in the Company's matching gifts program, which is the same program available to all U.S. based employees and retirees. In 2014, this program matched up to $10,000 of charitable contributions on a two-for-one basis to tax-exempt arts, cultural, environmental or educational organizations. The amounts paid by the Company in 2014 to match gifts made by the non-employee Directors under this program are set forth in the table below. The total cost of matching contributions on behalf of the non-employee Directors for 2014 gifts was $40,000.

Name	Matching Gifts
Ms. Herman	$ 20,000
Mr. McHenry	10,000
Mr. Nunn	10,000

For Directors who elected coverage prior to 2006 (Messrs. Nunn and Ueberroth), the Company provides medical and dental coverage on the same terms and at the same cost as available to U.S. Company employees. This coverage was discontinued in 2006 for all other Directors. The total cost for this health coverage for the participating non-employee Directors in 2014 was $29,508.

In connection with a Board meeting held outside the U.S. in 2014, Directors received certain amenities, the total cost of which was $15,610.

To help expand the Directors' knowledge of the Company's products, the Company provides its products to Directors' offices without charge. The total cost of Company products provided during 2014 to non-employee Directors was $41,216.

Insurance Premiums

For Directors who elected coverage prior to 2006, the Company provides life insurance coverage, which includes $30,000 term life insurance and $100,000 group accidental death and dismemberment insurance. This coverage was discontinued in 2006 for all other Directors. The Company cost for this insurance for participating non-employee Directors is set forth in the table below. The total cost for these insurance benefits to the participating non-employee Directors in 2014 was $3,342.

Name	Life Insurance Premiums
Mr. R. Allen	$ 534
Mr. Diller	534
Mr. McHenry	559
Mr. Nunn	578
Mr. Robinson	559
Mr. Ueberroth	578

Business travel accident insurance coverage of $200,000 is provided to all non-employee Directors while traveling on Company business, at a Company cost of $1 per Director.

DIRECTOR INDEPENDENCE AND RELATED PERSON TRANSACTIONS

Independence Determinations

Under the corporate governance listing standards of the NYSE and the Company's Corporate Governance Guidelines, the Board must consist of a majority of independent Directors. In making independence determinations, the Board observes NYSE and Securities and Exchange Commission ("SEC") criteria and considers all relevant facts and circumstances. Under NYSE corporate governance listing standards, to be considered independent:

* the Director must not have a disqualifying relationship, as defined in these NYSE standards; and

* the Board must affirmatively determine that the Director otherwise

has no material relationship with the Company directly, or as an officer, shareowner or partner of an organization that has a relationship with the Company. To aid in the Director independence assessment process, the Board has adopted categorical standards that identify categories of relationships that the Board has determined would not affect a Director's independence. These categorical standards, which are part of the Company's Corporate Governance Guidelines, are described below.



Categorical Standards

The following will not be considered material relationships that would impair a Director's independence:

Immaterial Sales/Purchases	The Director is an executive officer or employee or any member of his or her immediate family is an executive officer of any other organization that does business with the Company and the annual sales to, or purchases from, the Company are less than $1 million or 1% of the consolidated gross revenues of such organization, whichever is more.
Immaterial Indebtedness	The Director or any member of his or her immediate family is an executive officer of any other organization which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is less than $1 million or 1% of the total consolidated assets of the organization on which the Director or any member of his or her immediate family serves as an executive officer, whichever is more.
Immaterial Position	The Director is a director or trustee, but not an executive officer, or any member of his or her immediate family is a director, trustee or employee, but not an executive officer, of any other organization (other than the Company's outside auditing firm) that does business with, or receives donations from, the Company.
Immaterial Ownership	The Director or any member of his or her immediate family holds a less than 10% interest in any other organization that has a relationship with the Company.
Immaterial Nonprofit Relationship	The Director or any member of his or her immediate family serves as an executive officer of a charitable or educational organization which receives contributions from the Company in a single fiscal year of less than $1 million or 2% of that organization's consolidated gross revenues, whichever is more.

In addition, when determining Director independence, the Board does not consider transactions:

* with entities for which a Director or an immediate family member served only as a director or trustee;

* of less than $120,000; and

* with entities in which the Director's or an immediate family member's only interest is a less than 10% ownership interest.

The Board, through its Committee on Directors and Corporate Governance, annually reviews all relevant business relationships any Director nominee may have with the Company. As a result of its annual review, the Board has determined that none of the following Director nominees has a material relationship with the Company and, as a result, such Director nominees are independent: Ronald W. Allen, Marc Bolland, Ana Botín, Howard G. Buffett, Richard M. Daley, Barry Diller, Helene D. Gayle, Evan G. Greenberg, Alexis M.

Herman, Robert A. Kotick, Maria Elena Lagomasino, Sam Nunn and David B. Weinberg. None of the Directors who were determined to be independent had any relationships that were outside the categorical standards identified above.

Muhtar Kent, the Chairman of the Board, also serves as the Company's Chief Executive Officer and therefore is not an independent Director. Even though Herbert A. Allen is not currently determined to be independent, he contributes greatly to the Board and the Company through his wealth of experience, expertise and judgment.

All of the Directors who serve as members of the Audit Committee, Compensation Committee and Committee on Directors and Corporate Governance are independent as required by the NYSE corporate governance rules. Under these rules, Audit Committee members also satisfy the separate SEC independence requirement and the Compensation Committee members satisfy the additional NYSE independence requirement.

The table below summarizes the relationships that were considered in connection with the independence determinations. None of the transactions described below were considered material relationships that impacted the applicable Director's independence.

Director	Categorical Standard	Description of Relationship
Ana Botín	Immaterial Sales/Purchases	The Board examined the interest received on the Company's investment of its excess cash with Banco Santander, S.A. where Ana Botín, one of our Directors, is Executive Chairman. The Board determined that the relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and Banco Santander, S.A., (ii) the investments were made in the ordinary course of business and generated market rate returns and (iii) the Company has had a relationship with Banco Santander, S.A. for many years prior to Ms. Botín's service as a Director of the Company.
Howard G. Buffett	Immaterial Sales/Purchases	The Board examined the Company's relationship with Berkshire Hathaway Inc. ("Berkshire Hathaway") and its subsidiaries and affiliates. Howard G. Buffett is a Director of Berkshire Hathaway and his father, Warren E. Buffett, is the Chairman of the Board, Chief Executive Officer and major stockholder of Berkshire Hathaway. This relationship is described beginning on page 39. The Board determined that this indirect relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and Berkshire Hathaway, (ii) the payments made and received were for various products and services in the ordinary course of business and (iii) the Company has had a relationship with most of these entities for many years prior to when they were owned by Berkshire Hathaway and prior to Mr. Buffett's service as a Director of the Company.
Barry Diller	Immaterial Sales/Purchases	The Board examined payments made by the Company to IAC/InterActiveCorp and its subsidiaries ("IAC") where Barry Diller, one of our Directors, is Chairman of the Board and Senior Executive. The Board determined that the relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and IAC, (ii) the payments were for online advertising and digital media promotions in the ordinary course of business and (iii) the Company has had a relationship with the predecessors of IAC for many years prior to Mr. Diller's service as a Director of the Company.

Director	Categorical Standard	Description of Relationship
Evan G. Greenberg	Immaterial Sales/ Purchases	The Board examined payments made by the Company to ACE Limited and its subsidiaries ("ACE") where Evan G. Greenberg, one of our Directors, is Chairman and Chief Executive Officer. This relationship is described on page 40. The Board determined that the relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and ACE, (ii) the payments were for insurance-related products and services in the ordinary course of business and (iii) the Company has had a relationship with ACE for many years prior to Mr. Greenberg's service as a Director of the Company. The Board also examined payments made by the Company to C.V. Starr and Co., Inc. where Mr. Greenberg's father is Chairman and Chief Executive Officer and a brother is Executive Vice President. The Board determined that the relationship was not material since (i) the amounts involved were less than $1 million, (ii) the payments were for insurance-related products and services in the ordinary course of business and (iii) the Company has had a relationship with C.V. Starr and Co., Inc. since prior to Mr. Greenberg's service as a Director of the Company.

Related Person Transaction Policy and Process

A "Related Person Transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant and, as relates to Directors or shareowners who have an ownership interest in the Company of more than 5%, the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. Under Company policy, there is no threshold amount applicable to executive officers with regard to Related Person Transactions.

A "Related Person" means:

* any person who is, or at any time during the applicable period was, a Director of the Company or a nominee for Director or an executive officer;

* any person who is known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock;

* any immediate family member of any of the persons referenced in the preceding two bullets, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the Director, nominee for Director, executive officer or more than 5% beneficial owner of Common Stock, and any person (other than a tenant or employee) sharing the household of such Director, nominee for Director, executive officer or more than 5% beneficial owner of Common Stock; and

* any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

In general, the Company will enter into or ratify Related Person Transactions only when the Board, acting through the Committee on Directors and Corporate Governance, determines that the Related Person Transaction is reasonable and fair to the Company. When considering whether a Related Person Transaction is reasonable and fair to the Company, among other things, the committee considers the evaluation of the transaction by employees directly involved and the recommendation of the Chief Financial Officer. In addition, any Related Person Transaction involving an executive officer must be pre-approved by the Chief Executive Officer and any Related Person Transaction involving the Chief Executive Officer or a beneficial owner of more than 5% of the outstanding Common Stock must be submitted to the Audit Committee for approval.

Many transactions that constitute Related Person Transactions are ongoing and some arrangements predate any relationship with the Director or predate the Director's relationship with the Company. When a transaction is ongoing, any amendments or changes are reviewed and the transaction is reviewed annually for reasonableness and fairness to the Company.

Identifying possible Related Person Transactions involves the following procedures:

* Directors, executive officers and beneficial owners of more than 5% of the outstanding Common Stock are asked to complete customary annual questionnaires.

* Directors and nominees for Directors are required to annually verify and update information about (i) where the Director is an employee, director or executive officer, (ii) each entity where an immediate family member of a Director is an executive officer, (iii) each firm, corporation or other entity in which the Director or an immediate family member is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest and (iv) each charitable or nonprofit organization where the Director or an immediate family member is an employee, executive officer, director or trustee.

When the Company receives the requested information from its Directors (including nominees), executive officers and beneficial owners of more than 5% of the outstanding Common Stock, the Company compiles a list of all persons and entities, including all subsidiaries of the entities identified, that may give rise to a Related Person Transaction. The Office of the Secretary reviews the updated list and expands the list if necessary, based on a review of SEC filings, Internet searches and applicable websites.

Once the list of approximately 2,900 persons and entities has been reviewed and updated, it is distributed within the Company to identify any potential transactions. This list also is sent to each of the Company's approximately 400 accounting locations to be compared to payments and receipts. All ongoing transactions, along with payment and receipt information, are compiled for each person and entity. The information is reviewed and relevant information is presented to the Committee on Directors and Corporate Governance or the Audit Committee, as the case may be.



Details regarding Related Person Transactions are included in the charters for the Committee on Directors and Corporate Governance and the Audit Committee and in our Codes of Business Conduct. These documents can be found on the Company's website, *www.coca-colacompany.com,* by clicking on "Investors" and then clicking on "Corporate Governance."

Certain Related Person Transactions

The Board, acting through the Committee on Directors and Corporate Governance, believes that the following related person transactions are reasonable and fair to the Company.

Herbert A. Allen. Herbert A. Allen, one of our Directors, is President, Chief Executive Officer and a Director of Allen & Company Incorporated ("ACI") and a principal shareowner of ACI's parent. ACI is an indirect equity holder of Allen & Company LLC ("ACL").

ACI has leased and subleased office space since 1977 in a building owned by one of our subsidiaries and located at 711 Fifth Avenue, New York, New York. In June 2005, ACI assigned the lease and sublease to ACL. In 2014, ACL paid approximately $5.5 million in rent and related expenses. In the opinion of management, the terms of the lease are fair and reasonable and as favorable to the Company as those that could have been obtained from unrelated third parties at the time of the execution of the lease.

Howard G. Buffett and Berkshire Hathaway. The father of Howard G. Buffett, one of our Directors, is Warren E. Buffett, the Chairman of the Board, Chief Executive Officer and major stockholder of Berkshire Hathaway. Berkshire Hathaway's holdings constituted 9.16% of the Company's outstanding Common Stock as of March 2, 2015.

Berkshire Hathaway Specialty Insurance Company ("BHSI") is a wholly owned subsidiary of Berkshire Hathaway. In May 2014, the Company and BHSI entered into a one-year insurance contract under which BHSI provides the Company and one of its subsidiaries with insurance covering property on a primary basis. In 2014, the Company and the subsidiary paid an aggregate of approximately $269,000 to BHSI for insurance coverage in the ordinary course of business.

Business Wire, Inc. ("Business Wire") is a wholly owned subsidiary of Berkshire Hathaway. In July 2013, the Company and Business Wire entered into a new two-year services agreement under which Business Wire disseminates news releases for the Company. In 2014, the Company paid approximately $274,000 to Business Wire to disseminate news releases for the Company in the ordinary course of business. This business relationship was in place prior to Berkshire Hathaway's acquisition of Business Wire in 2006.

FlightSafety International Inc. ("FlightSafety") is a wholly owned subsidiary of Berkshire Hathaway. In 2014, the Company entered into a new five-year agreement with FlightSafety to provide pilot training services to the Company and a new three-year agreement with FlightSafety to provide flight attendant and mechanic training services to the Company. In 2014, the Company paid FlightSafety approximately $762,000 for these training services provided to the Company in the ordinary course of business.

International Dairy Queen, Inc. ("IDQ") is a wholly owned subsidiary of Berkshire Hathaway. In 2014, IDQ and its subsidiaries received promotional and marketing incentives from the Company totaling approximately $2.0 million in the ordinary course of business. This business relationship was in place for many years prior to Berkshire Hathaway's acquisition of IDQ.

McLane Company, Inc. ("McLane") is a wholly owned subsidiary of Berkshire Hathaway. In 2014, McLane and its subsidiaries paid approximately $213 million to the Company to purchase fountain syrup and other products in the ordinary course of business. Also in 2014, McLane received from the Company approximately $5.2 million in agency commissions, marketing payments and other fees relating to the sale of the Company's products to customers in the ordinary course of business. This business relationship was in place for many years prior to Berkshire Hathaway's acquisition of McLane in 2003.

Marmon Holdings, Inc. ("Marmon") is a wholly owned subsidiary of Berkshire Hathaway. In January 2014, Marmon acquired Cornelius, Inc., Display Technologies, LLC and 3Wire Group, Inc. In 2014, the Company paid Cornelius, Inc. approximately $8.6 million for fountain equipment under a 2006 master agreement, which is renewed on an annual basis. In 2014, the Company paid Display Technologies, LLC approximately $3.9 million for shelving for in-store promotional programs under a new three-year supply agreement entered into with Display Technologies, LLC in February 2014. In 2014, the Company paid 3Wire Group, Inc. approximately $11.7 million for fountain equipment parts under a 2005 master agreement, which is renewed on an annual basis. These business relationships were in place for many years prior to Marmon's acquisition of these three entities and all payments were made in the ordinary course of business.

XTRA Lease LLC ("XTRA") is a wholly owned subsidiary of Berkshire Hathaway. In 2014, the Company paid XTRA approximately $960,000 for the rental of trailers used to transport and store finished product in the ordinary course of business under the terms of a national account agreement with XTRA.

Berkshire Hathaway holds a significant equity interest in American Express Company (together with its subsidiaries, "American Express"). In 2013, the Company and American Express entered into a new five-year agreement under which American Express provides global credit card services to the Company. In 2014, American Express paid the Company approximately $1.0 million in rebates and incentives under the terms of the agreement and in the ordinary course of business. In 2014, the Company paid American Express fees of approximately $883,000 for credit card memberships, business travel and other services in the ordinary course of business.

Berkshire Hathaway holds a significant equity interest in Moody's Corporation ("Moody's"). In 2012, the Company and a subsidiary of Moody's entered into a two-year agreement for rating services related to the Company's commercial paper programs and debt offerings, which in 2013 was renewed for an additional two-year period. In 2014, the Company paid a subsidiary of Moody's fees of approximately $1.6 million for rating services.

Berkshire Hathaway holds a significant equity interest in Munich Re Group ("Munich Re"). In May 2014, the Company and Munich Re entered into a one-year insurance contract under which Munich Re provides the Company and one of its subsidiaries with insurance covering property on a primary basis. In 2014, the Company and its subsidiaries paid an aggregate of approximately $226,000 to Munich Re for insurance coverage in the ordinary course of business.

In the opinion of management, all of the relationships between the Company and the entities affiliated with Berkshire Hathaway described above are fair and reasonable and are as favorable to the Company as those that could have been obtained from unrelated third parties or are on terms substantially similar to the Company's relationship with other companies, as applicable.

Evan G. Greenberg. Evan G. Greenberg, one of our Directors, is Chairman and Chief Executive Officer of ACE Limited. ACE has provided insurance-related products and services to the Company since 1986. ACE provides traditional insurance coverage where the Company seeks to transfer risk and fronting services where the Company seeks to retain risk. The Company renews its insurance coverage on an annual basis. During 2014, ACE provided the Company with insurance covering directors' and officers' liability, employment practices liability, property and excess liability on an excess basis, and property, product recall, fiduciary liability and employed lawyers' liability on a primary basis. ACE also provided fronting services to the Company by issuing policies for U.S. and international general and product liability, U.S. workers' compensation and global property. In 2014, the Company paid ACE approximately $2.7 million for insurance premiums and approximately $9.9 million in fronting fees. In the opinion of management, the terms of the Company's insurance coverage and fronting arrangements with ACE are fair and reasonable and as favorable to the Company as those that could have been obtained from unrelated third parties.



SHARE OWNERSHIP

OWNERSHIP OF EQUITY SECURITIES OF THE COMPANY

Directors and Executive Officers

The following table sets forth information regarding beneficial ownership of Common Stock by each Director, each individual named in the 2014 Summary Compensation Table on page 60, and our Directors and executive officers as a group, all as of March 2, 2015. Unless otherwise noted, voting power and investment power in Common Stock are exercisable solely by the named person.

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
Herbert A. Allen	18,099,881	*	Includes 6,000,000 shares held by ACI, 32,350 shares held by 12 trusts of which Mr. Allen, in each case, is one of three to five trustees, and 30,000 shares held by a foundation of which he is one of six directors. Mr. Allen disclaims beneficial ownership of the 30,000 shares held by the foundation. Also includes 37,531 shares held by a family member over which Mr. Allen has disclaimed beneficial ownership. Does not include 66,030 share units deferred under the Directors' Plan which are settled in cash.
Ronald W. Allen	24,000	*	Includes 4,000 shares held by a family member over which Mr. Allen has disclaimed beneficial ownership. Does not include 63,230 share units deferred under the Directors' Plan which are settled in cash.
Marc Bolland	10,000	*	
Ana Botín	2,500	*	Shares held by a Spanish limited company of which Ms. Botín and her husband are the indirect beneficial owners. Does not include 8,446 share units deferred under the Directors' Plan which are settled in cash.
Howard G. Buffett	48,592	*	Includes 48,592 shares jointly held by Mr. Buffett and a family member. Does not include 18,762 share units deferred under the Directors' Plan which are settled in cash. Also, does not include shares owned by Berkshire Hathaway which are included in the "Principal Shareowners" table on page 43.
Richard M. Daley	6,000	*	Shares held by a trust of which Mr. Daley is sole trustee and beneficiary. Does not include 18,596 share units deferred under the Directors' Plan which are settled in cash.
Barry Diller	4,000,000	*	Does not include 94,273 share units deferred under the Directors' Plan which are settled in cash.
Helene D. Gayle	1,000	*	Does not include 9,511 share units deferred under the Directors' Plan which are settled in cash.
Evan G. Greenberg	28,058	*	Does not include 23,533 share units deferred under the Directors' Plan which are settled in cash.
Alexis M. Herman	2,000	*	Does not include 30,410 share units deferred under the Directors' Plan which are settled in cash.
Robert A. Kotick	70,018	*	Includes 18 shares held by his daughter through the Uniform Transfers to Minors Act. Does not include 16,930 share units deferred under the Directors' Plan which are settled in cash.
Maria Elena Lagomasino	23,631	*	Does not include 30,410 share units deferred under the Directors' Plan which are settled in cash.
Sam Nunn	2,000	*	Does not include 119,085 share units deferred under the Directors' Plan which are settled in cash.

SHARE OWNERSHIP

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
James D. Robinson III	108,510	*	Includes 44,056 shares held by a trust of which Mr. Robinson is a co-trustee. Does not include 2,250,000 shares held by a trust of which Mr. Robinson is a beneficiary with no voting or investment power. Does not include 110,780 share units deferred under the Directors' Plan which are settled in cash.
Peter V. Ueberroth	122,000	*	Includes 44,000 shares held by a trust of which Mr. Ueberroth is one of two trustees and a beneficiary, 20,000 shares held by a family member and 16,000 shares held by a foundation of which he is one of six directors. Does not include 126,406 share units deferred under the Directors' Plan which are settled in cash.
David B. Weinberg	11,424,280	*	Includes 770,430 shares held by family members over which Mr. Weinberg has sole dispositive power, 1,000,000 shares held by a family member's grantor retained annuity trust of which Mr. Weinberg is sole trustee and one of three contingent remainder beneficiaries, and 152,930 shares held by a family member's living trust of which Mr. Weinberg is one of three trustees and is a contingent remainder beneficiary but over which he also has sole dispositive power. Also includes 2,466,558 shares held by a family member's marital grantor trust of which Mr. Weinberg is one of three trustees and contingent remainder beneficiaries but over which he also has sole dispositive power, and 3,000,000 shares held by three family trusts of which Mr. Weinberg is a current or contingent remainder beneficiary and one of three trustees but over which he also has sole dispositive power. Also includes 48,000 shares held by two family trusts of which Mr. Weinberg is neither a trustee nor a beneficiary but over which he has sole dispositive power. Also includes 3,540,000 shares held by two family limited partnerships over which Mr. Weinberg has sole investment control and shares beneficial ownership interest. Also includes 48,888 shares held by two foundations over which Mr. Weinberg shares investment power with other family members but over which he also has sole dispositive power, and 42,260 shares held by two foundations over which other family members have investment power but over which Mr. Weinberg also has sole dispositive power.
Muhtar Kent	12,281,136	*	Includes 13,000 shares held by a foundation of which Mr. Kent, his wife and children are trustees, 129,000 shares held by a trust of which Mr. Kent's wife and his children are beneficiaries and an independent trust company is trustee and 134,000 shares held by a trust of which Mr. Kent and his children are beneficiaries and an independent trust company is trustee. Also includes 75,522 shares credited to Mr. Kent under The Coca-Cola Company 401(k) Plan (the "401(k) Plan") and 11,622,718 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before May 1, 2015. Does not include 55,459 share units credited under The Coca-Cola Company Supplemental 401(k) Plan (the "Supplemental 401(k) Plan") which are settled in cash post employment.
Kathy N. Waller	685,933	*	Includes 14,543 shares credited to Ms. Waller under the 401(k) Plan, 200 shares of restricted stock, and 635,321 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before May 1, 2015. Does not include 4,336 share units credited under the Supplemental 401(k) Plan which are settled in cash post employment.
Gary P. Fayard	5,239,028	*	Includes 4,809 shares held by a family member, 142,600 shares held by a limited liability limited partnership of which Mr. Fayard's wife and children are beneficiaries and over which Mr. Fayard has investment control, 187,900 shares held by a limited liability limited partnership of which Mr. Fayard's children are beneficiaries and over which Mr. Fayard has investment control, 24,070 shares credited to Mr. Fayard under the 401(k) Plan, and 4,865,105 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before May 1, 2015.
Ahmet C. Bozer	3,064,137	*	Includes 18,114 shares credited to Mr. Bozer under the 401(k) Plan and 2,865,057 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before May 1, 2015. Does not include 17,304 share units credited under the Supplemental 401(k) Plan which are settled in cash post employment.
J. Alexander M. Douglas, Jr.	1,952,860	*	Includes 2,800 shares held by a family member, 10,291 shares credited to Mr. Douglas under the 401(k) Plan, and 1,823,549 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before May 1, 2015. Does not include 21,005 share units credited under the Supplemental 401(k) Plan which are settled in cash post employment.



Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
Irial Finan	3,490,544	*	Includes 3,163,178 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before May 1, 2015.
All Directors, Director nominees and executive officers as a group (31 persons)	65,772,980	1.50%	Includes 225,047 shares credited under the 401(k) Plan, 1,200 shares of restricted stock and 29,587,262 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before May 1, 2015. Does not include 157,619 share units credited under the Supplemental 401(k) Plan and 736,402 share units deferred under the Directors' Plan, all of which will be settled in cash.

* Less than 1% of issued and outstanding shares of Common Stock.

1 Share units credited under the Directors' Plan and the Supplemental 401(k) Plan are not included as outstanding shares in calculating these percentages. Unvested PSUs and restricted stock units, which will be settled in shares upon vesting, also are not included.

Principal Shareowners

Set forth in the table below is information about the number of shares held by persons we know to be the beneficial owners of more than 5% of the issued and outstanding Common Stock.

Name and Address	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[4]
Berkshire Hathaway Inc.[1] 3555 Farnam Street, Suite 1440 Omaha, Nebraska 68131	400,000,000	9.16%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	244,505,118	5.60%
BlackRock, Inc.[3] 55 East 52nd Street New York, New York 10022	236,175,490	5.41%

1 Berkshire Hathaway, a diversified holding company, has informed the Company that, as of December 31, 2014, it held an aggregate of 400,000,000 shares of Common Stock through subsidiaries.

2 The information is based on a Schedule 13G filed by The Vanguard Group with the SEC on February 11, 2015 reporting beneficial ownership as of December 31, 2014. The Vanguard Group reported that it has sole voting power with respect to 6,816,817 shares of Common Stock, sole dispositive power with respect to 238,030,403 shares of Common Stock and shared dispositive power with respect to 6,474,715 shares of Common Stock.

3 The information is based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 9, 2015 reporting beneficial ownership as of December 31, 2014. BlackRock, Inc. reported that it has sole voting power with respect to 201,181,404 shares of Common Stock and sole dispositive power with respect to 236,175,490 shares of Common Stock.

4 The ownership percentages set forth in this column are based on the assumption that each of the principal shareowners continued to own the number of shares reflected in the table above on March 2, 2015.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Executive officers, Directors and certain persons who own more than 10% of the outstanding shares of Common Stock are required by Section 16(a) of the 1934 Act and related regulations:

* to file reports of their ownership of Common Stock with the SEC and the NYSE; and

* to furnish us with copies of the reports.

We received written representations from each such person who did not file an annual statement on Form 5 with the SEC that no Form 5 was due. Based on our review of the reports and representations, we believe that all Section 16(a) reports were filed timely in 2014, except for an amended Form 3 filed on February 11, 2014 and a Form 5 filed on February 10, 2015 for Atul Singh which reported certain restricted stock units and shares of Common Stock, respectively, that were inadvertently omitted from his Form 3.

COMPENSATION

ITEM 2 – ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION



Proposal Snapshot

❋ **What am I voting on?**

Shareowners are being asked to approve, on an advisory basis, the compensation of the Named Executive Officers as described in the Compensation Discussion and Analysis section beginning on page 45 and the Compensation Tables section beginning on page 60.

❋ **Voting recommendation:**

FOR the advisory vote to approve executive compensation. The Compensation Committee takes very seriously its stewardship responsibility to oversee the Company's compensation programs and values thoughtful input from shareowners. The Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.

The Company seeks a non-binding advisory vote from its shareowners to approve the compensation of its Named Executive Officers as described in the Compensation Discussion and Analysis section beginning on page 45 and the Compensation Tables section beginning on page 60.

In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis and Executive Compensation sections for a detailed description of our executive compensation programs, the link between compensation programs and our business and talent strategies, the compensation decisions the Compensation Committee has made under those programs, the factors considered in making those decisions, and changes made to such programs.

The Board recommends that shareowners vote FOR the following resolution:

"RESOLVED, that the shareowners approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, the compensation tables and the related narrative."

Because your vote is advisory, it will not be binding upon the Board. However, the Board values shareowners' opinions and the Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.

The Board of Directors recommends a vote FOR the advisory vote to approve executive compensation.



COMPENSATION DISCUSSION AND ANALYSIS

Message from the Compensation Committee

The Compensation Committee takes very seriously our stewardship responsibility to oversee the Company's compensation programs and values thoughtful input from shareowners. In light of strategic actions the Company is taking to reignite growth, and in light of shareowner views, we have made a number of enhancements to further link the Company's compensation programs with the Company's business and talent strategies and the long-term interests of our shareowners.

2014 Enhancements

* We adopted Equity Stewardship Guidelines, a set of principles which specify how we use equity compensation. The guidelines will significantly reduce the shares used and increase transparency, including by providing a new Equity Scorecard. See pages 52 and 53.

* We redesigned the annual incentive plan to improve transparency and tie incentives more closely to business results. See page 49.

* We adopted new metrics tied directly to our business strategy in both the annual and long-term incentive plans. See page 49.

* We improved "line of sight" for employees in business units, so that long-term incentive awards are tied more directly to results that employees can influence. See page 49.

* We adjusted the mix of equity awards in annual long-term incentive awards to use fewer stock options and more performance share units ("PSUs"). See page 49.

Aligning Pay with Performance

Consistent with the fundamental principle that compensation programs should pay for performance, the Company's 2014 performance directly impacted compensation decisions and pay outcomes. While there were a number of positives in 2014, and early progress was made toward the Company's strategic initiatives to accelerate growth, performance fell short of its high expectations. This performance directly impacted compensation as follows:

* Annual incentives for Named Executive Officers were below target, reflecting the Company's 2014 performance relative to predefined targets. See page 50.

* The value and number of shares underlying long-term equity awards granted to Named Executive Officers in February 2015 were lower than February 2014. This reflects the Company's 2014 performance, the fact that 2015 will be a transition year as the Company repositions the business for future growth, and is consistent with our commitment in the recently adopted Equity Stewardship Guidelines to use fewer shares for equity awards. For comparison, the grant date fair value of equity awards to the Chairman and Chief Executive Officer was approximately $7.7 million in February 2015, versus $15.8 million in February 2014. See page 53.

* PSUs for the 2012-2014 performance period have been certified with a zero payout because the minimum level of economic profit growth was not met. PSUs for the 2013-2015 performance period also are not expected to pay out based on performance in the last two years. See page 54.

Finally, a note about the compensation of our Chairman and Chief Executive Officer, Muhtar Kent. While Muhtar was eligible for an annual incentive for 2014 based both on Company and individual performance, he respectfully requested forgoing any annual incentive award for 2014 for the reasons he notes on page 4. The Compensation Committee respects Muhtar's decision and believes it demonstrates accountable leadership as the Company implements strategic actions to accelerate growth.

Our continued commitment to you is that we will encourage open dialogue with shareowners, welcome constructive feedback and approach compensation decisions with great care, mindful of our stewardship role.

Pay for Performance Analysis

We view Company performance in two primary ways:

1. the Company's operating performance, including results against long-term growth targets; and
2. return to shareowners over time, both on an absolute basis and relative to other companies, including the S&P 500 companies and our compensation comparator group.

2014 Operating Performance and Business Outlook

* 2014 proved to be more challenging than anticipated due to factors both within and outside of the Company's control. The macro environment in key emerging markets continued to deteriorate, resulting in a deceleration in both consumer spending and industry growth.

✳ Company operating performance highlights included:

– The Company grew global value share in nonalcoholic ready-to-drink beverages.

– Full-year reported net revenues declined 2% and, excluding the impact of structural changes, comparable currency neutral net revenues grew 3%.

– Global volume grew 2% for the full year, with sparkling beverage volume up 1% and still beverage volume up 4%.

– Full-year reported operating income declined 5% and, excluding the impact of structural changes, comparable currency neutral operating income grew 6%.

– Full-year reported earnings per share ("EPS") was $1.60, down 16%, and comparable EPS was $2.04, down 2%. Comparable currency neutral EPS was up 5% for the full year.

See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under accounting principles generally accepted in the United States ("GAAP").

✳ While the Company outpaced the nonalcoholic ready-to-drink beverage industry to capture value share, management recognized the need to move more aggressively to continue to deliver long-term shareowner value. Therefore, in October 2014, five strategic actions to accelerate top and bottom line growth were announced:

1. Target disciplined brand and growth investments to reinvigorate topline growth in our existing portfolio while expanding our participation across a range of consumption occasions.

2. Drive revenue and profit growth, with clear portfolio roles across our markets. Beginning in 2015, our incentive metrics have been expanded to include revenue growth tied to these clear portfolio roles (see page 49).

3. Refocus on our core business model of building the world's greatest beverage brands and leading an unmatched global system of strong local bottling partners.

4. Drive efficiency by expanding our productivity program in 2014 to result in $3 billion in incremental annualized savings by 2019.

5. Streamline and simplify our organization in order to speed decision making and enhance our local market focus.

✳ While pleased with the initial progress, we see 2015 as a transition year as the Company implements change in its operating model amidst an uncertain and increasingly volatile macro environment.

✳ Longer term, we are confident in the Company's ability to deliver long-term sustainable growth. The dynamics of our industry remain promising, our brands and our global system are unparalleled, and we are fully dedicated to strengthening our position as the world's leading beverage company.

Return to Shareowners

The Company has delivered consistent positive return to shareowners over time, and has a long history of increasing dividends and conducting share repurchases, which continued in 2014.



TOTAL SHAREOWNER RETURN*

169.4%	70.9%	31.3%	5.3%
10 yr 2005-2014	5 yr 2010-2014	3 yr 2012-2014	1 yr 2014

* Cumulative stock price appreciation plus dividends, with dividends reinvested quarterly.

$9.6 billion

RETURNED TO SHAREOWNERS IN 2014

$4.2B in Gross Share Repurchases** | $5.4B in Dividends

** Includes approximately $1.5 billion related to proceeds from employee stock activity.



The following chart shows how a $100 investment in the Company's Common Stock on December 31, 2009 would have grown to $171 on December 31, 2014, with dividends reinvested quarterly. The chart also compares the total shareowner return on the Company's Common Stock to the same investment in the S&P 500 Index and the Company's 2014 compensation comparator group (see page 57) over the same period, with dividends reinvested quarterly.



*	Source: Standard & Poor's Research Insight. Includes the Company's 2014 comparator group (see page 57) for the five-year period whether or not a company was included in the group for the entire period. For foreign companies included in the comparator group, market value has been converted to U.S. dollars and excludes the impact of currency. Market returns are weighted by relative market capitalization and are adjusted for spin-offs and special dividends

Analysis of Chairman and Chief Executive Officer Pay

Directional Relationship Between Pay and Key Metrics

The following illustrates the three-year directional relationship between Company performance, based on three of our key operating metrics, and the compensation (as defined below) of our Chairman and Chief Executive Officer.



1	Reflects comparable currency neutral operating income growth after adjusting for the impact of structural items, which differs from what is reported under GAAP. See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.

2	Reflects comparable currency neutral EPS, which differs from what is reported under GAAP. See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.

3	Compensation for Mr. Kent in each of 2012, 2013 and 2014, as reported in the 2014 Summary Compensation Table on page 60, excluding "change in pension value and nonqualified deferred compensation earnings." We believe it is appropriate to exclude this component when analyzing the relationship between pay and performance because there are no enhanced or special pension plans for the Named Executive Officers and change in pension value is subject to many variables, such as external interest rates, that are not related to Company performance. See page 69 for a description of the accumulated pension benefit for Mr. Kent and the other Named Executive Officers.

 

Reported and Realized Pay

The reported pay of the Chairman and Chief Executive Officer in the 2014 Summary Compensation Table (excluding the change in pension value) has decreased over the past three years. Since the vast majority of reported pay represents potential pay, we also look at pay actually realized each year. The following graphic shows reported pay included in the 2014 Summary Compensation Table (excluding the change in pension value) and the realized pay over the last three years.



REPORTED AND REALIZED PAY (2012-2014)

In $ millions

Year	Reported pay	Realized pay
2012	21.6	12.7
2013	18.2	4.7
2014	18.1	13.8

Reported pay includes base salary, actual annual incentive earned, the grant date fair value of long-term equity compensation and all other compensation, each as reported in the 2014 Summary Compensation Table on page 60.

Realized pay includes base salary, actual annual incentive earned and all other compensation, each as reported in the 2014 Summary Compensation Table on page 60, and the value of stock options exercised or stock awards released in the applicable year.

For the past three years in aggregate, realized pay was 54% of reported pay.

- The increase in 2014 realized pay is primarily due to the release of PSUs for the 2010-2012 performance period.
- Mr. Kent did not exercise any stock options in 2012, 2013 or 2014.
- No stock awards were released to Mr. Kent in 2013.
- Realized pay in 2012 included the release of PSUs for the 2008-2010 performance period.
- Mr. Kent continues to hold shares released in 2012 and 2014, other than those withheld for taxes.

Tracking of Long-Term Incentives

Long-term incentive compensation is the largest component of pay for executives. All annual long-term incentives are performance-based and tied either to operating metrics, stock price, or both. While no long-term awards granted in 2012, 2013 or 2014 have been realized by Mr. Kent, the following table illustrates how the awards were tracking as of December 31, 2014.

Tracking of Long-Term Incentives (2012-2014)					
Year		Reported at Grant	Realized as of 12/31/2014	Vested or "In the Money" as of 12/31/2014	Unvested or "At-Risk" as of 12/31/2014
2012	Stock Options	$6,854,958	$0	$7,114,958	$7,114,958
	PSUs[1]	6,239,977	0	0	0
2013	Stock Options	7,113,946	0	2,203,981	6,611,957
	PSUs[1]	6,399,988	0	0	0
2014	Stock Options	9,314,144	0	0	11,946,402
	PSUs[1]	6,489,441	0	0	8,470,472
Total		**$42,412,454**	**$0**	**$9,318,939**	**$34,143,789**

1 PSUs granted in 2012 were certified with a zero payout. PSUs granted in 2013 are still in the performance period and not expected to pay out. PSUs granted in 2014 are still in the performance period and payout is projected to be near the target level as of December 31, 2014. See page 54.

Checklist of Compensation Practices

What we do	What we don't do
✔ Vast majority of pay is performance-based and not guaranteed	✘ Generally do not utilize employment contracts
✔ Mitigate undue risk in compensation programs	✘ No dividends or dividend equivalents on unearned PSUs
✔ Include "double-trigger" change in control provisions in equity awards	✘ No repricing of underwater stock options
✔ Stringent share ownership and share retention policies	✘ No tax gross-ups for personal aircraft use or financial planning
✔ Provide modest perquisites with sound business rationale	✘ No separate change in control agreements or excise tax gross-ups
✔ Prohibit hedging and short sales by executive officers and Directors	
✔ Discourage pledging of Company stock and require pre-approval	
✔ Provide reasonable post-employment and change in control provisions	
✔ Include clawback provisions in most compensation programs	

Elements of Compensation, Recent Enhancements and Link to Strategy

We have three elements of total direct compensation: base salary, annual incentives and long-term incentives, which are described in the following table. We also provide Named Executive Officers with modest perquisites (see page 56) and standard retirement and benefit plans (see pages 56 and 75).

Over the past year, we have made a number of enhancements to further link the Company's compensation programs with the Company's business and talent strategies and the long-term interests of our shareowners.



Named Executive Officers' 2014 Total Direct Compensation*

8% Annual Incentives
12% Base Salary
80% Long-Term Incentives

* Base salary, actual annual incentive and the grant date fair value of long-term incentives.

Pay Element	Description and Purpose	Actions and Recent Enhancements	Link to Business and Talent Strategies
Base Salary (see page 50)	✸ Fixed cash compensation recognizing individual performance, time in role, scope of responsibility, leadership skills and experience. ✸ Reviewed annually and adjusted when appropriate.	✸ No increase to CEO base salary in 2014 or 2015. ✸ Salary changes for the other Named Executive Officers in 2014 are described on page 50.	✸ Competitive base salaries help attract and retain executive talent. ✸ Increases are not automatic or guaranteed, to promote a performance culture.
Annual Incentives (see page 50)	✸ Variable compensation based on performance against annually established targets and individual performance; payable in cash. ✸ Designed to reward executives for annual performance on key operational and financial measures, as well as individual performance and significant non-financial achievements.	✸ Redesigned the annual incentive program to include additional metrics and enhance transparency. ✸ Company financial performance in 2014 was below stated targets; correspondingly, annual incentive awards for Named Executive Officers were below the target amount.	✸ Metrics and targets are evaluated each year for alignment with business strategy. ✸ Consistent with our strategy to focus on balanced revenue and profit growth, effective for 2015, net revenue and profit before tax growth were added as metrics. ✸ Weightings of metrics were adjusted for 2015 to decrease emphasis on unit case volume.
Long-Term Incentives (see page 52)	✸ Variable compensation; payable in the form of equity awards (stock options and PSUs) for executives. ✸ Designed to drive sustainable performance that delivers long-term value to shareowners and directly ties the interests of executives to those of shareowners. ✸ Stock options vest 25% per year over four years; PSUs vest 100% after four years (three-year performance period followed by a one-year holding period). ✸ The Compensation Committee reviews the award mix and performance metrics annually.	✸ **February 2014 awards:** – Our annual long-term incentive awards were made at the beginning of 2014 and therefore were not based on 2014 performance. The awards were also made prior to adoption of the Equity Stewardship Guidelines (see page 52). – In making these awards, the Compensation Committee considered business and individual performance, and future potential of key talent. – Effective in 2014, a relative total shareowner return modifier was added to PSUs. ✸ In October 2014, the Compensation Committee adopted Equity Stewardship Guidelines which specify how we will use long-term equity compensation, including a commitment to reduce the number of shares used each year. ✸ **February 2015 awards:** – The mix of equity was changed to 1/2 stock options and 1/2 PSUs, and will further change to 1/3 stock options and 2/3 PSUs in 2016. – The value and number of shares underlying long-term equity awards granted in February 2015 were lower than February 2014. This reflects the Company's 2014 performance, the fact that 2015 will be a transition year as the Company repositions the business for future growth, and is consistent with the Equity Stewardship Guidelines.	✸ Driving economic profit growth, which in turn drives long-term value to shareowners, is a key component of our strategic initiatives. Revenue growth, margin expansion and capital efficiency are important pieces of this model. ✸ Our long-term incentive program is designed to tie directly to these objectives by focusing on economic profit growth, revenue growth and stock price appreciation. ✸ Differentiating award values based on individual performance and multi-year vesting of awards assists in motivation and retention of key talent. ✸ **Performance share units** – 2014 metric: 100% economic profit growth. – 2015 metrics: 30% net revenue growth and 70% economic profit growth. – Beginning in 2015, employees in business units have the net revenue portion tied directly to business unit results, creating better "line of sight" to metrics that they can more directly influence. – Revenue targets are set at the business unit level, consistent with our market segmentation strategy. ✸ **Stock options** – We continue to deliver a portion of long-term incentives as stock options to ensure direct alignment to, and focus on, stock price appreciation.

COMPENSATION

Base Salary

The Compensation Committee made the following decisions about the base pay of the Named Executive Officers in 2014:

* No change was made to Mr. Kent's base salary.

* Ms. Waller received a merit increase of 2.5% on April 1, 2014. On April 24, 2014, when Ms. Waller was appointed Chief Financial Officer, her annual salary became $715,000.

* No change was made to Mr. Fayard's salary due to his retirement.

* Mr. Bozer received a merit increase of 4% on April 1, 2014.

* Mr. Douglas received a merit increase of 1.5% on April 1, 2014.

* Mr. Finan received a merit increase of 2.8% on April 1, 2014.

Annual and Long-Term Incentives

Annual Incentive Compensation

Overview

Annual incentives are determined under the Performance Incentive Plan of The Coca-Cola Company (the "Performance Incentive Plan"). The Compensation Committee redesigned the annual incentive program for executive officers in 2014. Under the new design, annual incentive awards are determined primarily based on a formula with predetermined financial measures aligned with the Company's long-term growth metrics (Company Performance Factor). An executive's individual performance is also taken into account (Individual Performance Amount).

2014 Annual Incentive for the Chairman and Chief Executive Officer

Mr. Kent informed the Compensation Committee that he wished to forgo any annual incentive for 2014, for the reasons he states on page 4. Under the standard provisions of the annual incentive program, Mr. Kent was eligible for an annual incentive for 2014 based on Company results against pre-established targets, plus an additional amount determined by the Compensation Committee based on his individual performance. The amount would have been approximately $2.5 million, based on his target annual incentive percentage of two times base salary, the Company Performance Factor of 66% and the additional amount for the following key personal achievements in 2014:

* Continued to provide strong strategic and franchise leadership, adjusting as needed in a difficult macroeconomic environment.

* Strengthened our distribution system in key markets, including a new joint venture in Indonesia and plans to establish a major bottler in sub-Saharan Africa.

* Delivered initial progress toward the 21st Century Beverage Partnership Model for the North America bottling business and accelerated the refranchising plan.

* Expanded productivity program in 2014 to result in $3 billion in annualized savings by 2019, with part of the savings to be reinvested in media and marketing, to help reposition the Company for future growth.

* Increased focus on innovation and expanding consumption occasions and capabilities, announcing partnerships with Keurig Green Mountain, Inc., Monster Beverage Corporation and Fairlife, LLC.

* Launched initiatives to rewire the organization to speed decision making and create a more nimble organization.

* Developed plans to return the Company to its stated long-term growth targets following a transition year in 2015.

* Continued progress on the three focus areas of sustainability: women, water and well-being, including acceleration of the 5by20 program to empower women entrepreneurs, progress ahead of goals on water stewardship, and increasing global volume of low- and no-calorie offerings.

2014 Annual Incentive Award Amounts - Other Named Executive Officers

Name	Base Salary (12/31/2014)	X	Target Annual Incentive	X	Company Performance Factor	=	Amount Earned Based on Company Performance Factor	+	Individual Performance Amount	=	Final Annual Incentive
Ms. Waller	$ 715,000	x	112.62%*	x	66%	= $	531,454	+ $	121,546	= $	653,000
Mr. Fayard	851,476	x	125%	x	66%	=	259,843**	+	36,157	=	296,000
Mr. Bozer	728,000	x	150%	x	66%	=	720,720	+	98,280	=	819,000
Mr. Douglas	685,243	x	125%	x	66%	=	565,325	+	128,675	=	694,000
Mr. Finan	875,000	x	150%	x	66%	=	866,250	+	118,750	=	985,000

* Target percentage prorated for days worked before and after becoming Chief Financial Officer in 2014.

** Amount earned prorated for days worked in 2014.



2014 Company Performance Factor

✳ For 2014, the Company Performance Factor included three metrics and was determined by taking an average of the actual performance (rounded to the nearest 0.5%) versus the midpoint of the target range for each equally weighted performance metric. The Company Performance Factor is subject to a cap of 225%.

✳ As seen in the following chart, Company performance in 2014 for each performance metric was below target and, as a result, the Company Performance Factor was 66%.

Company Performance Factor for 2014				
Performance Metric	Target Range	Midpoint of Target Range	Actual Performance	Actual vs Midpoint of Target Range
Unit Case Volume Growth	3-4%	3.5%	1.5%	43%
Operating Income Growth[1]	6-8%	7.0%	6.0%	86%
EPS Growth[1]	7-9%	8.0%	5.5%	69%
			Company Performance Factor	**66%**

1 Comparable currency neutral operating income growth and EPS growth are calculated after adjusting for the impact of currency, and certain other nonrecurring items affecting comparability. These measures differ from operating income and EPS reported under GAAP, primarily due to the impact of currency, asset impairments/restructuring, productivity and reinvestment program, net charges by equity investees, and transaction gains/losses. In addition, comparable currency neutral operating income growth is calculated after adjusting for the impact of structural items. Structural items generally refer to acquisitions or dispositions of bottling, distribution or canning operations and consolidation or deconsolidation of bottling and distribution entities for accounting purposes. We believe using comparable currency neutral operating income growth and EPS growth are appropriate because it ensures a more consistent comparison against the prior year.

2014 Individual Performance Amounts

✳ An Individual Performance Amount may be awarded based on an assessment of an executive's individual performance, including consideration of:

– quantitative and qualitative factors (e.g., executive's contribution to overall Company results and attainment of business/operating unit goals);

– contributions toward strategic initiatives, including in the areas of People, Planet, Productivity, Partners, Portfolio and Profit; and

– other priorities such as: volume and value share gains, currency gains and losses, total return to shareowners, impact of significant acquisitions and innovations, internal equity and fairness, acquisitions and divestitures, productivity and reinvestment, and sustainability.

✳ In setting the Individual Performance Amount for each Named Executive Officer, the Compensation Committee considers individual accomplishments throughout the year. The Individual Performance Amount is capped at 75% of each executive's target annual incentive. The following items were the primary factors considered in determining the amounts awarded to the Named Executive Officers (other than Mr. Kent):

– Ms. Waller: Ms. Waller was appointed Chief Financial Officer in April 2014 and quickly and successfully transitioned into the role. In a challenging financial environment, she provided outstanding leadership of the Finance function with a focus on governance and financial controls. Under her leadership, the Treasury function effectively executed currency strategies and management of the Company's capital structure. In her leadership of the Mergers & Acquisitions function, she oversaw a number of important transactions, including a pending partnership with Monster Beverage Corporation and the planned establishment of a major bottler in sub-Saharan Africa.

– Mr. Fayard: Mr. Fayard, who retired in May 2014 after a successful 20-year career with the Company, worked closely with Ms. Waller in 2014 to ensure a seamless transition of the Chief Financial Officer position. Mr. Fayard had served as Chief Financial Officer for 14 years, with Company revenues more than doubling during his tenure. In 2014, he was instrumental in negotiating and signing the partnership with Keurig Green Mountain, Inc.

– Mr. Bozer: Mr. Bozer delivered strong profit growth for Coca-Cola International in a challenging environment, managing pressures on topline growth through improved price/mix, marketing and operating expense productivity. Key countries such as Japan, China and Indonesia started to turn around performance based on volume growth rates or market share. Mr. Bozer led an operating model change project as part of the Company's productivity initiatives. Mr. Bozer effectively partnered with corporate functions on key strategic issues to provide direction to the field operations.

– Mr. Douglas: Mr. Douglas successfully led our North American system back to profitable growth with sequentially improving performance in 2014. North America put in place a consumer and customer focused multi-year strategy focused on brand building, disciplined revenue management, customer value creation and productivity improvement to accelerate topline and bottom line growth. Mr. Douglas worked closely with key U.S. bottlers to accelerate the implementation of the North America 21st Century Beverage Partnership Model and refranchising process. Mr. Douglas implemented a series of new advertising campaigns along with the North American launch of the Company's successful Share a Coke campaign.

– Mr. Finan: Internationally, through the Bottling Investment Group, Mr. Finan successfully grew volume and revenues across our key markets including China, India, Germany and Southeast Asia. Mr. Finan continued to drive a culture of execution, including implementing a single information technology platform for India and improving sales execution scores in all markets. In North America, through our largest bottler, Coca-Cola Refreshments, Mr. Finan made significant progress in generating sustainable revenue growth. Under his leadership, North America reflected a balance of price and mix that was underpinned by strong growth in our smaller package sizes. Both Coca-Cola Refreshments and the Bottling Investments Group made significant progress in establishing a productivity agenda for 2014 and future years.

Pool Funding

The annual incentive plan includes a pool funding to ensure awards to Named Executive Officers meet the requirements for tax deductibility under Section 162(m) of the Tax Code. The maximum pool that can be used to pay annual incentives to Named Executive Officers is 0.40% of the Company's recurring income before income tax and there is an additional cap of 0.15% of recurring income before income tax for the Chief Executive Officer. The Compensation Committee does not expect to award the full amount authorized by this pool funding and the amounts awarded for 2014 are well below these caps.

Changes to Annual Incentive Plan for 2015

Effective for 2015, further refinements were made to the annual incentive program. The basic design remains the same, but the following changes have been made:

❋ **2015 Metrics.** Metrics and weightings have been modified consistent with our business strategy to focus on balanced revenue and profit growth. Unit case volume remains a metric but with a lower weighting (25% weighting). The additional metrics are comparable currency neutral net revenue (25% weighting) and comparable currency neutral profit before tax (50% weighting).

❋ **2015 Targets.** When discussing recent results and the outlook for 2015, the Company has stated:

– 2015 will be a year of transition as the Company repositions the business for future growth; and

– 2015 results are expected to be comparable to 2014.

The Compensation Committee set 2015 annual incentive targets consistent with this outlook in order to allow management to take strategic actions necessary for long-term sustainable growth. Specifically, the targets were set at the midpoint of ranges requiring growth in this challenging environment. For 2015, the ranges for comparable currency neutral profit before tax growth, comparable currency neutral net revenue growth and unit case volume growth for 2015 are 4-5%, 3-4% and 2-3%, respectively.

Long-Term Incentive Compensation

Overview

The Company grants long-term incentive compensation to reward performance over the longer term. The vast majority of these awards are performance based.

❋ Annual long-term incentive awards are made in February of each year. See page 54.

❋ Apart from the annual awards, a limited number of other awards may be granted throughout the year. See page 55.

❋ In 2014, long-term incentive compensation was equity-based for all eligible employees. Approximately 6,500 employees received equity awards in 2014.

❋ Beginning in 2015, and after adoption of the Equity Stewardship Guidelines described below, annual long-term incentive awards are equity-based for Named Executive Officers and other senior executives, and cash-based for other eligible employees.

All awards in 2014 were made under the Company's prior equity plans. The first awards from The Coca-Cola Company 2014 Equity Plan (the "2014 Equity Plan"), approved by shareowners in April 2014, were made on February 19, 2015. While the 2014 Equity Plan provides the Compensation Committee discretion to grant different types of equity awards, the only types of equity awards to be granted in 2015 are PSUs, stock options and restricted stock units. No unrestricted shares have been or plan to be granted.

Equity Stewardship Guidelines

In October 2014, we adopted Equity Stewardship Guidelines which specify how we will use long-term equity compensation, including the shares under the 2014 Equity Plan. The Equity Stewardship Guidelines can be viewed on the Company's website at *www.coca-colacompany. com/equity-stewardship-guidelines*. Primary features of the Equity Stewardship Guidelines include:

❋ A burn rate commitment of 0.8% in 2015 and an average of 0.4% thereafter, which will provide more certainty on shares used for equity awards.

❋ Significant reduction in our use of stock options over the next few years.

❋ Significant reduction in the number of equity-eligible participants in the long-term incentive program by introduction of performance cash awards.

❋ Increased transparency by including the Equity Scorecard (see page 53).

❋ Commitment to continue share repurchases with 100% of proceeds from the exercise of stock options, which reduces potential dilution.

2015 Long-Term Incentive Award

The graphic below provides details of Mr. Kent's 2015 long-term incentive award compared to the award granted in 2014, as reported in the 2014 Summary Compensation Table, to illustrate the decisions the Compensation Committee has made since 2014. The 2015 long-term incentive award will not be reflected in the compensation tables until next year.



CHAIRMAN AND CEO LONG-TERM INCENTIVE AWARD
(2015 VERSUS 2014)

*   Represents the estimated grant date fair value of the 2015 long-term incentive award. The final grant date fair value will be included in the 2016 proxy statement.

Equity Scorecard

The Equity Stewardship Guidelines include a commitment to provide information on burn rate, overhang and actual dilution each year. The Equity Scorecard below provides all of this information for 2014, which was before the changes to our long-term incentive program were implemented. Since the Equity Scorecard is new, we want to provide some additional context:

✽ This year, burn rate information is also provided through February 2015, when we granted the first annual equity awards after adoption of the Equity Stewardship Guidelines. The annual equity awards represent the vast majority of equity awards granted during the year. As can be seen, there was a significant reduction in the number of shares used in 2015, consistent with the burn rate commitment.

✽ Because the 2014 Equity Plan was recently approved, overhang is the maximum we expect it to be for the remaining term of the

2014 Equity Plan. As can be seen, overhang primarily includes outstanding awards granted under plans in place prior to adoption of the 2014 Equity Plan ("Prior Plans"). It is important to note that awards from Prior Plans that expire or are forfeited (such as the 2013-2015 PSU awards, which are not expected to pay out) will not be issued or available for future issuance. Overhang will decline each year as equity awards are exercised or realized, and as awards from Prior Plans expire or are forfeited.

✽ In the Equity Scorecard, actual dilution is how much the equity issued to employees reduces the value of existing shares. Actual dilution is expected to continue to be less than 1% per year going forward, in part because 100% of the proceeds received from employee stock option exercises are used to repurchase shares. The Company repurchases additional shares through its share repurchase program, which resulted in a decrease in Common Stock outstanding in 2014.

EQUITY SCORECARD						
	Description				2014	2015
Burn Rate Commitment	Maximum burn rate of 0.8% in 2015 and a maximum average burn rate of 0.4% for the remaining life of the 2014 Equity Plan.				N/A	0.8%
Actual Burn Rate	The total number of options and shares underlying equity awards granted in the year, as a percentage of Common Stock outstanding.				1.7%	0.4%[1]
Overhang	The total number of options and shares underlying equity awards already granted plus those available for future grants, as a percentage of Common Stock outstanding.	Prior Plans	2014 Equity Plan	Total		
	With Equity Stewardship Guidelines[2]	7.3%	4.6%	11.9%		*
Actual Dilution	A measure of how much the equity issued to employees reduces the value of existing shares.[3]				0.6%	*

* Full-year 2015 percentage will be included in the 2016 proxy statement.

1 Represents actual burn rate through February 19, 2015. This includes the 2015 annual long-term equity awards which represent the vast majority of equity awards granted during the year.

2 With the burn rate commitment, over the 2014 Equity Plan's ten-year term, the maximum number of shares estimated to be used is 200 million (based on common shares outstanding decreasing by 1% each year).

3 Calculated by dividing the number of net shares issued to employees during the year by the average number of shares of Common Stock outstanding. The number of net shares issued represents the difference between the total number of shares issued and the number of shares repurchased using proceeds from employee stock option exercises. Does not include additional share repurchases which further mitigate dilution.

Annual Awards: Amounts and Performance Measures

✳ The Compensation Committee grants annual long-term incentive awards to eligible employees in February of each year.

✳ The Compensation Committee sets ranges for long-term incentive compensation for each job grade at the senior executive levels. The ranges were informed by a survey of our comparator group's pay practices. The Compensation Committee does not target a specific percentile ranking against our comparator group. The actual value of long-term incentive compensation within such ranges awarded to each senior executive, including the Named Executive Officers, is individually determined at the discretion of the Compensation Committee. Consideration is given to the individual's skills, experience and future potential, the prior year's award value, as well as the individual's and Company's performance in the prior year.

✳ Once the value of the long-term incentive award is determined, the Compensation Committee grants a portion of the award in stock options and a portion in PSUs. When determining the number of stock options awarded, a Black-Scholes value is first calculated and, beginning in 2015, a "floor" and "ceiling" is applied based on a 30-day average stock price. This increases predictability, helps manage the burn rate commitment and is intended to mitigate against high and low Black-Scholes values. PSUs are valued based on a 30-day average stock price.

✳ Due to differences in how the grant date fair value of long-term incentive awards must be calculated for accounting purposes, the 2014 Summary Compensation Table may not reflect the same per stock option and PSU values described above.

How PSU targets are determined and why they vary from year to year

✳ Beginning in 2007, growth in economic profit has been the performance measure for the annual PSU awards because it is an important measure of the Company's long-term strength and has historically correlated with the stock price. Economic profit is net operating profit after tax less the cost of capital used in the business, after adjusting for the impact of structural changes that are significant to the Company as a whole, accounting changes and certain other nonrecurring items affecting comparability. The economic profit growth target is derived from our three-year business plan, which contains assumptions about the global economic environment.

✳ The decrease in the economic profit growth target between the 2012-2014 PSU awards and the 2013-2015 PSU awards was due to the projected negative impact of currency exchange and the expectation of a more challenging macroeconomic environment.

✳ Starting with the 2014-2016 PSU awards, economic profit is measured on a currency neutral basis, which is the primary reason the targets for 2014-2016 PSU awards are higher than the prior year. The Compensation Committee set the targets for the 2014-2016 PSU awards with the intent of measuring the underlying results of the business and to avoid currency fluctuations largely outside the control of those running the business day to day.

✳ The 2015-2017 PSU awards are weighted 70% on economic profit growth for the total Company and 30% on net revenue growth. The maximum, target and threshold levels for economic profit growth are 9.1%, 7.1% and 4.5%, respectively. Net revenue growth targets are based on an eligible employee's business unit or total Company, as applicable, creating better "line of sight" to metrics that they can more directly influence and consistent with our market segmentation strategy. The Compensation Committee set the targets for the 2015-2017 PSU awards taking into account that 2015 will be a year of transition as the Company repositions the business for future growth.

Performance Share Units: Status of Programs and Relative Total Shareowner Return Modifier

Status of Annual PSU Programs

Performance Period	Performance Measure	Threshold, Target and Maximum Performance Levels[1]	Status
2010-2012[2]	Compound annual growth in economic profit	Threshold = 5.7% Target = 8.7% Maximum = 10.7%	✳ 150% of the target number of shares were awarded when results were certified in February 2013. ✳ Shares were subject to an additional holding period through February 2014.
2011-2013[2]	Compound annual growth in economic profit	Threshold = 8.7% Target = 11.7% Maximum = 13.7%	✳ No shares were earned from these awards because performance was below the threshold level. ✳ Results were certified in February 2014.
2012-2014[2]	Compound annual growth in economic profit	Threshold = 7.7% Target = 10.7% Maximum = 12.7%	✳ No shares were earned from these awards because performance was below the threshold level. ✳ Results were certified in February 2015.
2013-2015[2]	Compound annual growth in economic profit	Threshold = 4.4% Target = 6.4% Maximum = 8.4%	✳ Through December 31, 2014, we do not expect any shares to be earned from these awards because performance is projected below the threshold level. ✳ Results will be certified in February 2016 and any shares earned will be subject to an additional holding period through February 2017.



Performance Period	Performance Measure	Threshold, Target and Maximum Performance Levels[1]	Status
2014-2016[2]	Compound annual growth in economic profit (currency neutral)	Threshold = 6.9% Target = 8.9% Maximum = 10.9%	✱ Through December 31, 2014, payout is projected near the target level. ✱ Results will be certified in February 2017, including applying the relative total shareowner return modifier, and any shares earned will be subject to an additional holding period through February 2018.

1 Participants receive 50% of the award at the threshold level, 100% of the award at the target level and 150% of the award at the maximum level. Results are rounded and the number of shares is extrapolated on a linear basis between performance levels.

2 The calculation of economic profit for the 2010-2012, 2011-2013 and 2012-2014 periods was adjusted, and the 2013-2015 and 2014-2016 periods will be adjusted, to exclude items impacting comparability. In addition, as a result of the acquisition of Coca-Cola Enterprises Inc.'s former North America business ("CCE Transaction"), the 2009 base year for the 2010-2012 period and the 2010 base year for the 2011-2013 period were adjusted to assume the Company owned CCE's former North America business for the full base year.

Relative Total Shareowner Return Modifier

✱ The Compensation Committee added a relative total shareowner return modifier to PSU awards beginning with the 2014-2016 performance period.

✱ The number of shares earned from PSU awards granted in and after 2014 will be reduced or increased if total shareowner return over the three-year performance period relative to our compensation comparator group (see page 57) falls outside of a defined range. Specifically, after the performance results are certified, the award will be modified up or down as follows:

If total shareowner return over the three-year performance period is:	Then:
At or above the 75th percentile of the comparator group	The award will be increased 25%
At or above the 25th and below the 75th percentile of our comparator group	No change to the award
Below the 25th percentile of our comparator group	The award will be decreased 25%

Performance Cash Awards

✱ Beginning in 2015, a number of employees who had been eligible for long-term equity awards will begin receiving long-term performance cash awards. Performance cash awards are subject to the same performance criteria over a three-year period as the PSUs for equity-eligible employees to ensure a consistent focus on the same metrics.

✱ The aggregate amount of performance cash awards granted in February 2015 at the target level was approximately $225 million. The amount of cash used for performance cash awards will not have a material impact on the Company's financials. Over time, the Company will use less cash to repurchase shares related to equity awards and the Company is able to utilize cash outside the U.S. to pay performance cash awards to employees outside the U.S.

Other Long-Term Incentive Awards

The vast majority of equity awards are made as part of the annual long-term incentive grants in February of each year. During the year, a limited number of additional equity awards may be granted, either as time-based restricted stock units or performance share units.

Time-Based Restricted Stock Units

✱ Time-based restricted stock units are typically used, in limited circumstances, for critical retention situations, make-whole awards for newly hired employees who forfeited equity awards at a prior employer, special recognition or when other forms of awards are not available for legal or tax reasons. No Named Executive Officer received time-based restricted stock units in 2014.

Performance Share Units

✱ From time to time, we establish additional PSUs programs related to specific performance goals to motivate and reward for specific initiatives. In 2014, Mr. Douglas received an additional grant of 47,022 PSUs. One third of these PSUs can be earned for each of 2014, 2015 and 2016 based on net revenue growth of sparkling beverages in the North America Group, up to a maximum of 150% of the target number of shares each year. The specific net revenue targets are not disclosed because they relate to business operations of a sub-category of our products in the specified geography and disclosure would result in competitive harm. These targets are designed to be fair yet challenging in the context of the North America operating environment. Mr. Douglas earned 12,539 shares (80% of the target for 2014) for performance in 2014. The release of all shares earned is subject to Mr. Douglas remaining employed through February 2018.

✱ In 2012 and 2013, we adopted a separate PSU program for a limited number of employees which had goals related to the Company's 2020 Vision. Ms. Waller is the only Named Executive Officer to have received such an award. Ms. Waller's additional award of 15,305 PSUs for the 2013-2015 performance period is not expected to pay out.

Shareowner Engagement and Results of 2014 Say on Pay Advisory Vote

The Company has a long-standing shareowner outreach program and routinely interacts with shareowners on a number of matters, including executive compensation (see page 33). The Compensation Committee considers all constructive feedback received about executive compensation.

❋ At the 2014 Annual Meeting of Shareowners, approximately 91% of the votes cast were in favor of the advisory vote to approve executive compensation. This was a significant increase from the prior year's advisory vote results. Notwithstanding this improved

level of support, we continued to seek and incorporate shareowner feedback in our compensation decisions and made additional enhancements.

❋ At the 2015 Annual Meeting of Shareowners, the Company will again hold an annual advisory vote to approve executive compensation (see page 44). The Compensation Committee will continue to engage with our shareowners and consider the results from this year's and future advisory votes on executive compensation as well as feedback from shareowners.

Additional Compensation Information

Retirement and Benefit Plans

❋ Named Executive Officers participate in the same retirement and benefit plans as the broader population of non-union employees, as applicable. These plans provide for basic retirement needs and serve as a safety net to protect against the financial catastrophes that can result from illness, disability or death.

❋ Retirement plans generally include pension plans, retirement savings plans and deferred compensation plans. There are no special or enhanced pension formulas for Named Executive Officers. See the 2014 Pension Benefits table on page 69 for the value of accumulated pension benefits for the Named Executive Officers.

❋ Benefit plans generally include medical, dental and disability plans.

Perquisites

The table below summarizes and provides the business rationale for each of the perquisites provided to the Named Executive Officers. For more information about these perquisites and their values, see the discussion beginning on page 62.

Perquisite	Description and Business Rationale
Aircraft Usage	❋ To allow travel time of our Chief Executive Officer to be used productively for the Company, for security purposes due to the high profile and global nature of our business and our highly symbolic and well-recognized brands, as well as to ensure availability to respond to business priorities from any location around the world.
Car and Driver	❋ Provided where necessary for security and/or productivity reasons.
Security	❋ To protect our employees given the global visibility of our brands and the extensive locations where we operate.
International Service Program	❋ To promote global mobility for individuals working outside their home country.
Financial and Tax Planning	❋ To address the complex tax and financial situations of a significant percentage of our senior executives with dual nationalities or work histories in a number of countries. Helps ensure compliance with local country laws.
Other	❋ Executive physicals are provided to encourage senior leaders of the Company to set the example for living positively and active healthy living. ❋ Amenities were provided to certain Named Executive Officers at a Board meeting held outside the U.S. in 2014.

Decision-Making Process and Role of Executive Officers

❋ The Compensation Committee reviews and discusses the Board's evaluation of the Chairman and Chief Executive Officer and makes preliminary determinations about his base salary, annual incentive and long-term equity compensation. The Compensation Committee then discusses the compensation recommendations with the full Board and the Compensation Committee approves final compensation decisions after this discussion.

❋ Executive officers do not determine the compensation of the Chairman and Chief Executive Officer.

❋ For other Named Executive Officers, the Chairman and Chief Executive Officer considers performance and makes individual recommendations to the Compensation Committee on base salary, annual incentive and long-term equity compensation. The Compensation Committee reviews, discusses, modifies and approves, as appropriate, these compensation recommendations.

❋ The Compensation Committee uses several resources and tools, including competitive market information and "tally sheets," which assign a dollar amount to each of the compensation elements as well as accumulated outstanding long-term equity awards and deferred compensation.

 

Compensation Comparator Group

* We use a comparator group of companies when making certain compensation decisions. The comparator group is used as a data point but compensation paid at other companies is not a primary factor in the decision-making process.

* No changes to the comparator group were made in 2014.

* The table below shows how the comparator group was chosen and how the comparator group is used.

How the comparator group was chosen

* Comparable size based on revenue.
* Market capitalization in excess of $100 billion.
* Major global presence with sales in a minimum of 100 countries.
* Large consumer products business.
* Market-leading brands or category positions as defined by Interbrand.
* Sustained growth over one, three and five year periods.
* Available compensation data.

How we use the comparator group*

* As an input in developing base salary ranges, annual incentive targets and long-term incentive award ranges.
* To evaluate share utilization by reviewing overhang levels and annual run rate.
* To benchmark the form and mix of equity awarded to employees.
* To benchmark share ownership guidelines.
* To assess the competitiveness of total direct compensation awarded to senior executives.
* To validate whether executive compensation programs are aligned with Company performance.
* As an input in designing compensation plans, benefits and perquisites.

* Since some of the comparator group companies are not U.S. based, a subgroup of the companies may be used for some of these purposes when data is not publicly available for the foreign companies.

* The comparator group for 2014 was:

Abbott Laboratories	Mondelēz International, Inc.
Apple Inc.	Nestlé S.A.
AT&T Inc.	NIKE, Inc.
Colgate-Palmolive Company	PepsiCo, Inc.
General Mills, Inc.	Philip Morris International Inc.
International Business Machines Corporation	The Procter & Gamble Company
Johnson & Johnson	Unilever PLC
Kimberly-Clark Corporation	Wal-Mart Stores, Inc.
McDonald's Corporation	

Role of the Compensation Consultant

* The Compensation Committee engaged Exequity LLP ("Exequity") as its compensation consultant from 2010 through 2014. The Compensation Committee did not engage any other advisor in 2014.

* Exequity provided research, data analyses, survey information and design expertise in developing compensation programs for executives and incentive programs for eligible employees. Exequity kept the Compensation Committee apprised of regulatory developments and market trends related to executive compensation practices. Exequity does not determine or recommend the exact amount or form of executive compensation for any of the Named Executive Officers. A representative of Exequity attended meetings of the Compensation Committee.

* The Compensation Committee engaged a new consultant, Meridian Compensation Partners, LLC ("Meridian") beginning February 18, 2015.

* Prior to the retention of a compensation consultant or any other external advisor, and annually thereafter, the Compensation Committee assesses the independence of such advisor, taking into consideration all factors relevant to such advisor's independence, including the factors specified in the NYSE listing standards.

* Under the Compensation Committee's Independence Policy, the consultant must be independent. A consultant is considered independent if (i) the representative of the consultant does not provide services or products of any kind to the Company or any of its consolidated subsidiaries, or to their management, (ii) the consulting firm does not derive more than 1% of its consolidated gross revenues from the Company and (iii) the consulting firm is precluded from providing any other services to the Company and its consolidated subsidiaries.

- The Compensation Committee assessed Exequity's and Meridian's independence, considering compliance with the Independence Policy, the policies and procedures the consultant has in place to prevent conflicts of interest, any business or personal relationships between the consultant and members of the Compensation Committee, ownership of Company stock by the consultants and any business or personal relationship with an executive officer of the Company.

- Both Exequity and Meridian provided the Compensation Committee with confirmation of its independent status under the Independence Policy. The Compensation Committee believes that Exequity has been independent throughout its service and there is no conflict of interest between Exequity and the Compensation Committee. The Compensation Committee believes that Meridian is independent and that there is no conflict of interest between Meridian and the Compensation Committee.

Risk Considerations

- The Compensation Committee reviews the risks and rewards associated with the Company's compensation programs. The programs are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation programs encourage and reward prudent business judgment and appropriate risk-taking over the short term and the long term.

- Management and the Compensation Committee do not believe any of the Company's compensation programs create risks that are reasonably likely to have a material adverse impact on the Company.

- In 2014, the Company conducted, and the Compensation Committee reviewed, a comprehensive global risk assessment. The risk assessment included conducting a global inventory of incentive plans and programs and considered factors such as the plan metrics, number of participants, maximum payments and risk mitigation factors.

- The Company's incentive compensation programs contain appropriate risk mitigation factors, including award caps, multiple performance metrics, clawback features, and ranges of awards. In addition, the share ownership and retention guidelines also mitigate risk.

Share Ownership Guidelines

- Share ownership guidelines align the executives' long-term financial interests with those of shareowners.

- All Named Executive Officers exceed their share ownership guidelines.

- The ownership guidelines, which cover approximately 75 executives, are as follows:

Role	Value of Common Stock to be Owned*
Chief Executive Officer	8 times base salary
Operating Business Presidents	5 times base salary
Executive Vice Presidents, Group Presidents and President of CCR	4 times base salary
Other senior executives	2 times base salary
Business Unit Presidents below senior executive level	1 times base salary

* Shares are valued based on the average closing price of Common Stock for the prior one-year period.

- Stock options do not count toward the ownership guideline and PSUs count only after the performance criteria have been met.

- To ensure compliance with the guidelines, the Compensation Committee may direct that up to 50% of the annual cash incentive be withheld if an executive is not compliant. The Compensation Committee also may mandate the retention of 100% of net shares, after settlement of taxes and transaction fees, acquired pursuant to equity awards granted on or after January 1, 2009.

Share Retention Policy

- Executive officers must retain 50% of the shares (after paying taxes) obtained from option exercises or from the release of PSUs or restricted stock awards for the earlier of one year after exercise/release of shares or separation from the Company.

- Limited exceptions for donations of stock to charities, educational institutions or family foundations and sales or divisions of property in the case of divorce, disability or death.

The Compensation Committee is authorized to grant waivers in exceptional circumstances.

- Applies to equity awards granted in and after February 2013 and is in addition to the share ownership guidelines described above.

Change in Control

- The Company has change in control provisions in its annual Performance Incentive Plan, its equity plans and some of its retirement plans in which the Named Executive Officers participate. As described on page 72, equity plans include "double-trigger" change in control provisions.

- Change in control provisions apply equally to all plan participants. We have no special change in control agreements or arrangements with any of the Named Executive Officers and we do not provide a tax gross-up for any change in control situation.



* The change in control provisions are intended to mitigate the concern that, in the event the Company is considering a change in control transaction, the employees involved in considering the transaction will be motivated to act in their own interests rather than the interests of the shareowners.

* For a more detailed discussion of change in control arrangements, see Payments on Termination or Change in Control beginning on page 71.

Tax and Accounting Implications of Compensation

* Tax and accounting implications are considered, but they are not the only factors considered. Other important considerations outweigh tax or accounting considerations.

* Section 162(m) of the Tax Code limits deductibility of certain compensation to $1 million per year for the Chief Executive Officer and the three other executive officers (other than the Chief Financial Officer) who are highest paid and employed at year-end. If certain conditions are met, performance-based compensation may be excluded from this limitation. Stock option gains are tax deductible and the value of most PSUs and performance-based restricted stock units is deductible when income is realized.

* The Company's annual and long-term incentive plans have been structured with the intent of enabling the Compensation Committee to grant compensation that constitutes "qualified performance-based compensation" under Section 162(m) of the Tax Code, if the Compensation Committee determines to do so. In 2014, all annual incentive payments to the Named Executive Officers were deducted.

* Generally under GAAP, compensation is expensed as earned. Equity compensation is expensed in accordance with ASC Topic 718, which is generally over the vesting period.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Form 10-K.

Maria Elena Lagomasino, *Chair*
Ronald W. Allen
Helene D. Gayle
Alexis M. Herman
James D. Robinson III

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised entirely of the five independent Directors listed above. No member of the Compensation Committee is a current, or during 2014 was a former, officer or employee of the Company or any of its subsidiaries. During 2014, no member of the Compensation Committee had a relationship that must be described under the SEC rules relating to disclosure of related person transactions. In 2014, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of the Company.

COMPENSATION TABLES

The following tables, narrative and footnotes discuss the compensation of the Chairman and Chief Executive Officer, the Chief Financial Officer, our former Chief Financial Officer who retired in 2014 and the three other most highly compensated executive officers during 2014, who are referred to as the Named Executive Officers.

2014 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)	Total Without Change in Pension Value ($)*
Muhtar Kent Chairman of the Board and Chief Executive Officer	2014	$ 1,600,000	$ 6,489,441	$ 9,314,144	$ 0	$ 7,100,940	$ 719,897	**$ 25,224,422**	$ 18,123,482
	2013	1,600,000	6,399,988	7,113,946	2,200,000	2,204,814	861,912	**20,380,660**	18,175,846
	2012	1,550,000	6,239,977	6,854,958	6,000,000	8,851,435	963,816	**30,460,186**	21,608,751
Kathy N. Waller** Executive Vice President and Chief Financial Officer	2014	641,890	622,624	893,634	653,000	1,024,287	43,808	**3,879,243**	2,854,956
Gary P. Fayard** Former Executive Vice President and Chief Financial Officer	2014	319,304	0	0	296,000	2,099,134	60,049	**2,774,487**	675,353
	2013	844,278	2,250,016	2,500,997	820,000	59,653	109,229	**6,584,173**	6,524,520
	2012	814,772	1,835,210	2,016,060	1,804,000	1,648,001	104,919	**8,222,962**	6,574,961
Ahmet C. Bozer Executive Vice President and President, Coca-Cola International	2014	721,000	2,230,760	3,201,739	819,000	1,449,613	650,379	**9,072,491**	7,622,878
	2013	681,663	2,199,998	2,445,420	770,000	0	275,133	**6,372,214**	6,372,214
	2012	622,089	1,649,978	1,812,605	1,263,000	1,170,198	825,249	**7,343,119**	6,172,921
J. Alexander M. Douglas, Jr.*** Senior Vice President and President, Coca-Cola North America	2014	682,711	2,972,286	2,113,148	694,000	1,500,086	64,520	**8,026,751**	6,526,665
Irial Finan*** Executive Vice President and President, Bottling Investments and Supply Chain	2014	869,022	2,129,356	3,056,205	985,000	663,001	534,317	**8,236,901**	7,573,900

* *In order to show the effect that the year-over-year change in pension value had on total compensation, as determined under applicable SEC rules, we have included an additional column to show total compensation minus the change in pension value. The amounts reported in the Total Without Change in Pension Value column may differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. Total Without Change in Pension Value represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column (but including the nonqualified deferred compensation earnings reported in that column, if any). The change in pension value is subject to many external variables, such as interest rates, that are not related to Company performance. Therefore, we do not believe a year-over-year change in pension value is helpful in evaluating compensation for comparative purposes and instead, believe shareowners may find the accumulated pension benefits in the 2014 Pension Benefits table on page 69 a more useful calculation of the pension benefits provided to the Named Executive Officers.*

** *Ms. Waller succeeded Mr. Fayard as Executive Vice President and Chief Financial Officer effective April 24, 2014. Compensation for Ms. Waller is provided only for 2014 because she was not a Named Executive Officer for 2013 and 2012. Mr. Fayard retired from the Company in May 2014 and did not receive stock or option awards in 2014.*

*** *Compensation for Messrs. Douglas and Finan is provided only for 2014 because they were not Named Executive Officers for 2013 and 2012.*



Salary (Column (c))

The amount in the Salary column represents the base salary earned by each of the Named Executive Officers in the applicable year.

Stock Awards (Column (e))

The amount in the Stock Awards column is the grant date fair value of stock awards determined pursuant to ASC Topic 718. All of the stock awards reported in the Stock Awards column are PSUs. PSUs provide an opportunity for employees to receive Common Stock if a specified performance measure is met for a specified performance period, which is typically three years.

If a PSU's minimum performance measure is not met, no award is earned. If at least the minimum performance measure is attained, awards range from 50% to 150% of the target number of shares. In addition, beginning with the 2014-2016 PSUs, a relative total shareowner return ("TSR") modifier was added to the annual PSU program. The relative TSR modifier may reduce or increase the amount of shares earned by 25% if total shareowner return over the three-year performance period relative to our compensation comparator group falls outside of a defined range. See page 55 for more information about the relative TSR modifier.

The amounts in the table above reflect the value of the annual PSU program at the target (or 100%) level. The table below provides the potential value of the annual PSU programs at the threshold, target and maximum levels for each of these awards. The status of each annual PSU program is described beginning on page 54.

Name	2014-2016 Performance Share Units Granted 02/20/2014			2013-2015 Performance Share Units Granted 02/21/2013			2012-2014 Performance Share Units Granted 02/16/2012		
	Value at Threshold Level (50%)[1]	Value at Target (100%) (Reported in Column (e) Above)[1]	Value at Maximum Level (150%)[1]	Value at Threshold Level (50%)	Value at Target (100%) (Reported in Column (e) Above)	Value at Maximum Level (150%)	Value at Threshold Level (50%)	Value at Target (100%) (Reported in Column (e) Above)	Value at Maximum Level (150%)
Mr. Kent	$ 3,244,721	$ 6,489,441	$ 9,734,162	$ 3,199,994	$ 6,399,988	$ 9,599,982	$ 3,119,989	$ 6,239,977	$ 9,359,966
Ms. Waller	311,312	622,624	933,936	N/A[2]	N/A[2]	N/A[2]	N/A[2]	N/A[2]	N/A[2]
Mr. Fayard	0	0	0	1,125,008	2,250,016	3,375,024	917,605	1,835,210	2,752,815
Mr. Bozer	1,115,380	2,230,760	3,346,140	1,099,999	2,199,998	3,299,997	824,989	1,649,978	2,474,967
Mr. Douglas	736,142	1,472,284	2,208,426	N/A[2]	N/A[2]	N/A[2]	N/A[2]	N/A[2]	N/A[2]
Mr. Finan	1,064,678	2,129,356	3,194,034	N/A[2]	N/A[2]	N/A[2]	N/A[2]	N/A[2]	N/A[2]

1 The Compensation Committee added a relative total shareowner return modifier to PSU awards beginning with the 2014-2016 performance period. The amount of shares earned may be reduced or increased by 25% if total shareowner return over the three-year performance period relative to our compensation comparator group (see page 57) falls outside of a defined range. See page 55.

2 In accordance with SEC rules, information for Ms. Waller and Messrs. Finan and Douglas is provided only for awards granted in 2014.

Mr. Douglas participated in an additional PSU program in 2014 pursuant to which he received a separate PSU award on February 20, 2014, which is included in the 2014 Summary Compensation Table at the target (or 100%) level. The table below provides the potential value of this PSU award at the threshold, target and maximum levels. See page 55 for more information about this award.

Name	Additional PSU Program Granted 02/20/2014		
	Value at Threshold Level (50%)	Value at Target (100%) (Reported in Column (e) Above)	Value at Maximum Level (150%)
Mr. Douglas	$ 750,001	$ 1,500,002	$ 2,250,003

The assumptions used by the Company in calculating these amounts are incorporated herein by reference to Note 12 to the Company's consolidated financial statements in the Form 10-K. The PSUs included in column (e) above were granted under The Coca-Cola Company 1989 Restricted Stock Plan (the "1989 Restricted Stock Plan").

To see the value actually received upon vesting of stock by the Named Executive Officers in 2014, refer to the 2014 Option Exercises and Stock Vested table on page 68. Additional information on all outstanding stock awards is reflected in the 2014 Outstanding Equity Awards at Fiscal Year-End table beginning on page 66.

Option Awards (Column (f))

The amounts reported in the Option Awards column represent the grant date fair value of stock option awards granted to each of the Named Executive Officers, calculated in accordance with ASC Topic 718.

The assumptions used by the Company in calculating these amounts are incorporated herein by reference to Note 12 to the Company's consolidated financial statements in the Form 10-K. The options included in column (f) above were awarded under The Coca-Cola Company 2008 Stock Option Plan (the "2008 Stock Option Plan").

To see the value actually received upon exercise of options by the Named Executive Officers in 2014, refer to the 2014 Option Exercises and Stock Vested table on page 68. Additional information on all outstanding option awards is reflected in the 2014 Outstanding Equity Awards at Fiscal Year-End table beginning on page 66.

Non-Equity Incentive Plan Compensation (Column (g))

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned by each Named Executive Officer under the Company's annual Performance Incentive Plan. The Annual

COMPENSATION

Incentive section of the Compensation Discussion and Analysis, which begins on page 50, describes how the 2014 Performance Incentive Plan awards to the Named Executive Officers were determined.

Change in Pension Value and Nonqualified Deferred Compensation Earnings (Column (h))

The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column for 2014, 2013 and 2012 are comprised entirely of changes between December 31, 2013 and December 31, 2014, December 31, 2012 and December 31, 2013 and between December 31, 2011 and December 31, 2012, respectively, in the actuarial present value of the accumulated pension benefits of each of the Named Executive Officers under the applicable pension plan.

Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, average annual earnings and the assumptions used to determine the present value, such as the discount rate. The assumptions used by the Company in calculating the change in pension value are described on page 69. The change in actuarial present value of accumulated pension benefits for 2014 was significantly greater than the change in 2013 primarily due to a lower discount rate and revised mortality assumptions for 2014. The revised mortality assumptions were derived from the mortality tables and the mortality improvement scales published by the Society of Actuaries in October 2014. For Mr. Bozer, $0 is reported for 2013 because there was a decrease of $56,161 in the actuarial present value of his pension value for 2013.

The Company cautions that the values reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are theoretical as those amounts are calculated pursuant to SEC requirements and are based on assumptions used in preparing the Company's audited financial statements for the applicable fiscal years. The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The change in pension value from year to year as reported in the table is subject to market volatility and may not represent the value that a Named Executive Officer will actually accrue or receive under the Company's retirement plans during any given year.

None of the Named Executive Officers received above-market or preferential earnings (as these terms are defined by the SEC) on their nonqualified deferred compensation accounts.

The material provisions of the Company's retirement plans and deferred compensation plans in which the Named Executive Officers participate are described beginning on page 75.

All Other Compensation (Column (i))

The amounts reported in the All Other Compensation column reflect, for each Named Executive Officer, the sum of (i) the incremental cost to the Company of all perquisites and other personal benefits, (ii) the amount of any tax reimbursements, (iii) the amounts contributed by the Company to applicable Company 401(k) and savings plans and (iv) the dollar value of life insurance premiums paid by the Company. Amounts contributed to Company 401(k) and savings plans are calculated on the same basis for all participants in the relevant plan, including the Named Executive Officers. The material provisions of the Company 401(k) and savings plans in which the Named Executive Officers participate are described beginning on page 76.

The following table outlines those perquisites and other personal benefits and additional all other compensation required by SEC rules to be separately quantified. A dash indicates that the Named Executive Officer received the perquisite or personal benefit but the amount was not required to be disclosed under SEC rules. The narrative following the table describes all categories of perquisites and other personal benefits provided by the Company in 2014.

Name	Year	Perquisites and Other Personal Benefits						Additional All Other Compensation		
		Aircraft Usage	Car and Driver	Security	International Service Program Benefits	Financial and Tax Planning	Other	Tax Reimbursement	Company Contributions to Company 401(k) and Savings Plans	Life Insurance Premiums
Mr. Kent	2014	$ 178,593	$ 185,248	$ 128,333	N/A	$ —	$ —	$ 76,423	$ 133,000	$ 1,944
	2013	239,924	176,013	135,788	N/A	—	—	27,951	266,000	1,692
	2012	292,676	196,755	144,183	N/A	—	—	48,350	264,250	1,682
Ms. Waller	2014	0	0	0	N/A	—	—	0	32,366	586
Mr. Fayard	2014	—	0	0	N/A	—	—	6,909	39,876	569
	2013	0	0	0	N/A	—	—	3,303	92,690	1,692
	2012	—	0	0	N/A	—	—	0	90,117	1,682
Mr. Bozer	2014	—	—	91,116	$ 490,133	—	—	0	52,185	1,021
	2013	—	—	116,030	76,901	—	—	0	68,063	648
	2012	0	91,135	226,279	434,295	—	—	0	61,358	816
Mr. Douglas	2014	0	0	0	N/A	—	—	5,633	44,545	986
Mr. Finan	2014	0	0	0	527,281	—	—	0	N/A	1,242

Aircraft Usage

The Company owns and operates business aircraft to allow employees to safely and efficiently travel for business purposes around the world. Given the Company's significant global presence, we believe it is a business imperative for senior leaders to be on the ground at our global operations. The Company-owned aircraft allow employees to be far more productive than if commercial flights were utilized, as the aircraft provide a confidential and highly productive environment in which to conduct business without the schedule constraints imposed by commercial airline service.

The Company aircraft are made available to the Named Executive Officers for their personal use in the following situations:

* Company aircraft is the Board's strongly preferred method for all travel by Mr. Kent, for both business and personal travel. This is for security purposes due to the high profile and global nature of our business and our highly symbolic and well-recognized brands, as well as to ensure that he can be immediately available to respond to business priorities from any location around the world. This arrangement also allows travel time to be used productively for the Company. Mr. Kent and his immediate family traveling with him use the Company aircraft for a reasonable number of personal trips. Personal use of Company aircraft results in imputed taxable income. Mr. Kent is not provided a tax reimbursement for personal use of aircraft.

* No other Named Executive Officer uses Company aircraft for personal purposes except in extraordinary circumstances. Company aircraft was not used solely for personal purposes by the other Named Executive Officers in 2014.

* Infrequently, spouses and guests of Named Executive Officers ride along on the Company aircraft when the aircraft is already going to a specific destination for a business purpose. This use has minimal cost to the Company and, where applicable, a nominal amount is included in the All Other Compensation table above. Income is imputed to the Named Executive Officer for income tax purposes, but no tax reimbursement is provided since such persons are not traveling for a business purpose.

* In determining the incremental cost to the Company of the personal use of Company aircraft, the Company calculates, for each aircraft, the direct variable operating cost on an hourly basis, including all costs that may vary by the hours flown. Items included in calculating this cost are as follows:
  - aircraft fuel and oil;
  - travel, lodging and other expenses for crew;
  - prorated amount of repairs and maintenance;
  - prorated amount of rental fee on airplane hangar;
  - catering;
  - logistics (landing fees, permits, etc.);
  - telecommunication expenses and other supplies; and
  - the amount, if any, of disallowed tax deductions associated with such use.

When the aircraft is already flying to a destination for business purposes, only the direct variable costs associated with the additional passenger (for example, catering) are included in determining the aggregate incremental cost to the Company. While it happens very rarely, if an aircraft flies empty before picking up or after dropping off a passenger flying for personal reasons, this "deadhead" segment would be included in the incremental cost.

Car and Driver

Mr. Kent is provided with a car and driver in the U.S. both for security purposes and to maximize his efficiency during business hours. When not being utilized by Mr. Kent, the car and driver are used for other Company business. However, the Company has included the entire cost of the car and driver, including all salary, benefits and related employment costs. A car and driver are made available to Messrs. Kent and Bozer in Turkey for security purposes. No other Named Executive Officer is provided with a car or driver.

Security

The Company provides a security program for Mr. Kent. This includes monitoring equipment at his homes and Company-paid security personnel. Mr. Bozer, who was based in Turkey prior to 2013, is provided with security at his residence in Turkey. No other Named Executive Officer is provided with Company-paid security, except where necessary when traveling overseas.

International Service Program Benefits

The Company provides benefits to globally mobile associates under various international service programs, the material provisions of which are described on page 77. These programs are designed to relocate and support employees who are sent on an assignment outside of their home country. The purpose of the programs is to make sure that when the Company requests that an employee move outside his or her home country, economic considerations do not play a role. This helps the Company quickly meet its business needs around the world and develop its employees.

Mr. Finan, who is based in Atlanta, outside his home country, participated in an international service program in 2014. The amounts reported include payments for housing expenses, home leave, tax equalization, currency protection and other program allowances.

Prior to January 1, 2013, Mr. Bozer participated in an international service program because he was a U.S. citizen based in Turkey. Currently, Mr. Bozer is based in the U.S. and therefore no longer participates in this program. However, certain benefits and payments related to his prior assignments and his relocation to the U.S. were paid in 2014 and may be paid in future years.

The costs to the Company were as follows:

Name	Year	Currency Protection	Relocation	Home Leave	Housing Allowance	Host Country Allowance	Tax Equalization	Other Program Allowances
Mr. Bozer	2014	$ 0	$ 0	$ 0	$ 0	$ 0	$ 490,133	$ 0
	2013	0	26,202	0	0	0	49,866	833
	2012	0	0	23,484	0	102,839	283,967	24,005
Mr. Finan	2014	85,327	0	24,342	158,508	0	256,124	2,980

Financial and Tax Planning

The Company provides a taxable reimbursement to the Named Executive Officers for financial planning services, which may include tax preparation and estate planning services. No tax reimbursements are provided to the Named Executive Officers for this benefit.

Other Perquisites

Certain additional limited perquisites are made available to executives, including the Named Executive Officers. The Company makes available executive physicals to all Named Executive Officers. In 2014, amenities were provided to certain Named Executive Officers at a Board meeting held outside the U.S.

Additional All Other Compensation

Tax Reimbursement

The amounts reported in the table on page 62 represent tax reimbursements for certain Named Executive Officers. All amounts for 2014 are related to business use of the Company aircraft. No Named Executive Officer is provided a tax reimbursement for personal use of aircraft, but Named Executive Officers are provided a tax reimbursement for taxes incurred when a spouse travels for business purposes. These taxes are incurred because of the Internal Revenue Service's extremely limited rules concerning business travel by spouses. It is sometimes necessary for spouses to accompany Named Executive Officers to business functions. In contrast to personal use, the Company does not believe an employee should pay personally when travel is required or important for business purposes.

To calculate taxable income, the Standard Industry Fare Level rates set by the Internal Revenue Service are used. Where a tax reimbursement is authorized, it is calculated using the highest marginal federal tax rate, applicable state rate and Medicare rates. The rate used to calculate taxable income has no relationship to the incremental cost to the Company associated with the use of the aircraft.

Company Contributions to 401(k) and Savings Plans

The Company makes matching contributions to Named Executive Officer's accounts under the applicable Company 401(k) or savings plan on the same terms and using the same formulas as other participating employees. In 2014, Ms. Waller and Messrs. Kent, Fayard, Bozer and Douglas participated in The Coca-Cola Company 401(k) Plan (the "401(k) Plan") and The Coca-Cola Company Supplemental 401(k) Plan (the "Supplemental 401(k) Plan"). Mr. Finan did not participate in a Company 401(k) or savings plan in 2014.

The amounts reported in the table on page 62 represent the following contributions in 2014:

* Mr. Kent - $9,100 to the 401(k) Plan and $123,900 to the Supplemental 401(k) Plan;

* Ms. Waller - $9,100 to the 401(k) Plan and $23,266 to the Supplemental 401(k) Plan;

* Mr. Fayard - $9,100 to the 401(k) Plan and $30,776 to the Supplemental 401(k) Plan;

* Mr. Bozer - $9,100 to the 401(k) Plan and $43,085 to the Supplemental 401(k) Plan; and

* Mr. Douglas - $9,100 to the 401(k) Plan and $35,445 to the Supplemental 401(k) Plan.

Life Insurance Premiums

The Company provides limited life insurance to U.S. based employees, including the Named Executive Officers. In 2014, this coverage was equal to the lesser of 1.5 times pay or $2 million for employees of the Company. The amounts reported in the table on page 62 represent the premiums paid for this insurance by the Company.

2014 Grants of Plan Based Awards

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
Muhtar Kent	02/20/2014	$ 0	$ 3,200,000	$ 9,600,000							
	02/20/2014				100,314	200,627	300,941				$ 6,489,441
	02/20/2014							2,382,134	$ 37.205	$ 37.30	9,314,144
Kathy N. Waller	02/20/2014	0	805,233	2,415,699							
	02/20/2014				9,625	19,249	28,874				622,624
	02/20/2014							228,551	37.205	37.30	893,634
Gary P. Fayard	02/20/2014	0	393,701	1,181,103							
	02/20/2014				0	0	0				0
	02/20/2014							0	37.205	37.30	0
Ahmet C. Bozer	02/20/2014	0	1,092,000	3,276,000							
	02/20/2014				34,483	68,966	103,449				2,230,760
	02/20/2014							818,859	37.205	37.30	3,201,739
J. Alexander M. Douglas, Jr.	02/20/2014	0	856,554	2,569,662							
	02/20/2014				22,759	45,517	68,276				1,472,284
	02/20/2014				23,511	47,022	70,533				1,500,002
	02/20/2014							540,447	37.205	37.30	2,113,148
Irial Finan	02/20/2014	0	1,312,500	3,937,500							
	02/20/2014				32,916	65,831	98,747				2,129,356
	02/20/2014							781,638	37.205	37.30	3,056,205

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Incentive) (Columns (c), (d) and (e))

The amounts relate to the possible awards under the annual Performance Incentive Plan as described beginning on page 50. Actual payments under these awards were determined in February 2015, will be paid in March 2015 and are included in the Non-Equity Incentive Plan Compensation column (column (g)) of the 2014 Summary Compensation Table. The amounts included for Ms. Waller reflect a prorated target annual incentive percentage based on the days worked before and after becoming Chief Financial Officer in 2014. The amounts included for Mr. Fayard were prorated to reflect his retirement in May 2014.

Estimated Future Payouts Under Equity Incentive Plan Awards (PSUs) (Columns (f), (g) and (h))

The awards represent PSUs granted in February 2014 under the 1989 Restricted Stock Plan. The performance period for the awards is from January 1, 2014 to December 31, 2016. The awards are subject to an additional holding period through February 2018. The grant date fair value is included in the Stock Awards column (column (e)) of the 2014 Summary Compensation Table. The awards are also subject to a relative total shareowner return modifier, pursuant to which the amount of shares earned may be reduced or increased by 25% if total shareowner return over the three-year performance period relative to our compensation comparator group (see page 57) falls outside of a defined range. Mr. Douglas was included in an additional PSU program in 2014 pursuant to which he received a separate PSU award on February 20, 2014, which is included in the table above. For additional details of the PSU awards granted in 2014, see the discussion beginning on page 54.

All Other Option Awards (Stock Options) (Columns (j) and (k))

The awards represent stock options granted in February 2014 under the 2008 Stock Option Plan. These options have a term of ten years from the grant date and vest 25% on the first, second, third and fourth anniversaries of the grant date. The exercise price of stock options is the average of the high and low price of the Common Stock on the grant date.

2014 Outstanding Equity Awards at Fiscal Year-End

Name (a)	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)*	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)*
Muhtar Kent	160,000[1]		$ 21.71500	05/01/2015	0[16]	$ 0	298,576[17]	$ 12,605,879
	300,000[2]		20.59250	12/13/2015				
	689,656[3]		23.92000	02/14/2017				
	731,706[4]		29.07250	02/20/2018				
	1,265,822[5]		25.26500	07/16/2018				
	578,704[6]		29.05475	07/16/2018				
	2,334,000[7]		21.60000	02/18/2019				
	1,211,400[8]		27.76750	02/17/2020				
	1,202,400[9]	400,800[9]	31.99750	02/16/2021				
	904,348[10]	904,348[10]	34.35250	02/15/2022				
	478,087[11]	1,434,264[11]	37.61000	02/20/2023				
		2,382,134[12]	37.20500	02/19/2024				
Kathy N. Waller	12,000[13]		28.92188	10/17/2015	0[18]	0	33,042[19]	1,395,033
	16,920[14]		24.10500	05/29/2016				
	12,632[15]		22.32750	12/17/2017				
	56,880[2]		20.59250	12/13/2015				
	46,800[3]		23.92000	02/14/2017				
	23,240[4]		29.07250	02/20/2018				
	68,230[7]		21.60000	02/18/2019				
	88,400[8]		27.76750	02/17/2020				
	78,150[9]	26,050[9]	31.99750	02/16/2021				
	59,294[10]	59,294[10]	34.35250	02/15/2022				
	29,970[11]	89,910[11]	37.61000	02/20/2023				
		228,551[12]	37.20500	02/19/2024				
Gary P. Fayard	600,000[14]		24.10500	05/29/2016	0[20]	0	34,436[21]	1,453,888
	350,000[15]		22.32750	12/17/2017				
	510,344[3]		23.92000	02/14/2017				
	451,218[4]		29.07250	02/20/2018				
	728,290[7]		21.60000	02/18/2019				
	495,600[8]		27.76750	02/17/2020				
	525,400[9]		31.99750	02/16/2021				
	531,942[10]		34.35250	02/15/2022				
	672,311[11]		37.61000	02/20/2023				
Ahmet C. Bozer	75,660[13]		28.92188	10/17/2015	0[22]	0	102,636[23]	4,333,292
	139,034[3]		23.92000	02/14/2017				
	450,730[4]		29.07250	02/20/2018				
	436,976[7]		21.60000	02/18/2019				
	351,360[8]		27.76750	02/17/2020				
	389,400[9]	129,800[9]	31.99750	02/16/2021				
	239,130[10]	239,130[10]	34.35250	02/15/2022				
	164,343[11]	493,028[11]	37.61000	02/20/2023				
		818,859[12]	37.20500	02/19/2024				

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)* (h)*	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)* (j)*
J. Alexander M. Douglas, Jr.	39,380[13]		$ 28.92188	10/17/2015	12,539[24]	$ 529,397	99,087[25]	$ 4,183,453
	27,966[3]		23.92000	02/14/2017				
	321,950[4]		29.07250	02/20/2018				
	45,154[7]		21.60000	02/18/2019				
	271,600[8]		27.76750	02/17/2020				
	337,350[9]	112,450[9]	31.99750	02/16/2021				
	210,436[10]	210,434[10]	34.35250	02/15/2022				
	108,467[11]	325,398[11]	37.61000	02/20/2023				
		540,447[12]	37.20500	02/19/2024				
Irial Finan	280,000[2]		20.59250	12/13/2015	0[26]	0	87,258[27]	3,684,033
	455,172[3]		23.92000	02/14/2017				
	354,146[4]		29.07250	02/20/2018				
	672,268[7]		21.60000	02/18/2019				
	341,600[8]		27.76750	02/17/2020				
	280,650[9]	93,550[9]	31.99750	02/16/2021				
	187,478[10]	187,478[10]	34.35250	02/15/2022				
	104,582[11]	313,745[11]	37.61000	02/20/2023				
		781,638[12]	37.20500	02/19/2024				

* Market value in columns (h) and (j) was determined by multiplying the number of shares of stock or units, as applicable, by $42.22, the closing price of Common Stock on December 31, 2014.

1 These options were granted on May 2, 2005. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

2 These options were granted on December 14, 2005. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

3 These options were granted on February 15, 2007. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

4 These options were granted on February 21, 2008. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

5 These options were granted on July 17, 2008. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

6 These options were granted on July 17, 2008. The options vested 100% on the fourth anniversary of the grant date.

7 These options were granted on February 19, 2009. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

8 These options were granted on February 18, 2010. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

9 These options were granted on February 17, 2011. The options vest 25% on the first, second, third and fourth anniversaries of the grant date. For Mr. Fayard, the options vested upon his retirement in May 2014.

10 These options were granted on February 16, 2012. The options vest 25% on the first, second, third and fourth anniversaries of the grant date. For Mr. Fayard, the options vested upon his retirement in May 2014.

11 These options were granted on February 21, 2013. The options vest 25% on the first, second, third and fourth anniversaries of the grant date. For Mr. Fayard, the options vested upon his retirement in May 2014.

12 These options were granted on February 20, 2014. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

13 These options were granted on October 18, 2000. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

14 These options were granted on May 30, 2001. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

15 These options were granted on December 18, 2002. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

16 No amounts are included with respect to the 2011-2013 or the 2012-2014 PSU programs because the threshold performance measures were not met.

17 Reflects 97,949 PSUs for the 2013-2015 PSU program at the threshold award level and 200,627 PSUs for the 2014-2016 PSU program at the target award level.

18 No amounts are included with respect to the 2011-2013 or the 2012-2014 PSU programs because the threshold performance measures were not met.

19 Reflects 6,140 PSUs for the 2013-2015 PSU program at the threshold award level and 19,249 PSUs for the 2014-2016 PSU program at the target award level and 7,653 PSUs for a 2013-2015 performance-based award at the threshold award level.

20 No amounts are included with respect to the 2011-2013 or the 2012-2014 PSU programs because the threshold performance measures were not met.

21 Reflects 34,436 PSUs for the 2013-2015 PSU program at the threshold award level.

22 No amounts are included with respect to the 2011-2013 or the 2012-2014 PSU programs because the threshold performance measures were not met.

23 Reflects 33,670 PSUs for the 2013-2015 PSU program at the threshold award level and 68,966 PSUs for the 2014-2016 PSU program at the target award level.

24 Reflects 12,539 restricted stock units issued upon satisfaction of the 2014 performance measure under a 2014-2016 PSU award. No amounts are included with respect to the 2011-2013 or the 2012-2014 PSU programs because the threshold performance measures were not met.

25 Reflects 22,222 PSUs for the 2013-2015 PSU program at the threshold award level, 45,517 PSUs for the 2014-2016 PSU program at the target award level and 31,348 PSUs for a 2014-2016 performance-based award at the target award level.

26 No amounts are included with respect to the 2011-2013 or the 2012-2014 PSU programs because the threshold performance measures were not met.

27 Reflects 21,427 PSUs for the 2013-2015 PSU program at the threshold award level and 65,831 PSUs for the 2014-2016 PSU program at the target award level.

COMPENSATION

2014 Option Exercises and Stock Vested

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Muhtar Kent	0	$ 0	305,100	$ 11,497,694
Kathy N. Waller	11,580	177,138	22,450	846,028
Gary P. Fayard	938,500	17,429,962	138,400	5,248,084
Ahmet C. Bozer	0	0	98,400	3,708,204
J. Alexander M. Douglas, Jr.	0	0	128,600	4,998,791
Irial Finan	444,000	8,917,255	78,600	2,962,041

Option Awards (Columns (b) and (c))

The following table provides details of the stock options exercised in 2014, which were all pursuant to trading plans established under Rule 10b5-1 of the 1934 Act, except for stock options exercised by Mr. Fayard following his retirement.

Name	Grant Date	Options Exercised	Exercise Date	Value Realized on Exercise
Ms. Waller	10/21/1999	11,580	06/26/2014	$ 177,138
Mr. Fayard	10/21/1999	62,500	06/05/2014	892,429
	12/16/2004	311	06/05/2014	6,328
	12/16/2004	249,689	06/06/2014	5,081,770
	02/16/2000	100,000	09/10/2014	1,497,022
	10/18/2000	166,000	09/10/2014	2,194,557
	12/14/2005	360,000	09/10/2014	7,757,856
Mr. Finan	08/02/2004	194,000	05/13/2014	3,672,905
	12/16/2004	250,000	09/02/2014	5,244,350

Stock Awards (Columns (d) and (e))

The following table provides details of the stock award vested and value realized in 2014.

Name	Grant Date	Release Date	Number of Shares	Stock Price on Release Date[1]	Value Realized on Release	Description
Mr. Kent	02/18/2010	02/18/2014	305,100	$ 37.685	$ 11,497,694	Shares underlying the PSUs for the 2010-2012 performance period
Ms. Waller	02/17/2011	02/18/2014	250	37.685	9,421	Shares underlying a one-time award of restricted stock units
	02/18/2010	02/18/2014	22,200	37.685	836,607	Shares underlying the PSUs for the 2010-2012 performance period
Mr. Fayard	02/18/2010	02/18/2014	110,400	37.685	4,160,424	Shares underlying the PSUs for the 2010-2012 performance period
	10/19/1994	04/09/2014	10,000	38.845	388,450	Restricted stock that vested upon retirement
	10/15/1998	04/09/2014	18,000	38.845	699,210	Restricted stock that vested upon retirement
Mr. Bozer	02/18/2010	02/18/2014	98,400	37.685	3,708,204	Shares underlying the PSUs for the 2010-2012 performance period
Mr. Douglas	02/18/2010	02/18/2014	78,600	37.685	2,962,041	Shares underlying the PSUs for the 2010-2012 performance period
	04/22/2010	04/30/2014	50,000	40.735	2,036,750	Restricted stock that vested in 2014
Mr. Finan	02/18/2010	02/18/2014	78,600	37.685	2,962,041	Shares underlying the PSUs for the 2010-2012 performance period

1 Represents the average of the high and low prices of Common Stock on the applicable release date.

2014 Pension Benefits

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Muhtar Kent	TCCC Pension Plan	26.9	$ 1,326,709	$ 0
	TCCC Supplemental Pension Plan	—[1]	39,334,757	0
Kathy N. Waller	TCCC Pension Plan	26.3	1,028,142	0
	TCCC Supplemental Pension Plan	—[1]	2,402,939	0
Gary P. Fayard	TCCC Pension Plan	20.2	0	929,773
	TCCC Supplemental Pension Plan	—[1]	9,950,389	339,626
Ahmet C. Bozer	TCCC Pension Plan	24.8	835,539	0
	TCCC Supplemental Pension Plan	—[1]	5,298,558	0
J. Alexander M. Douglas, Jr.	TCCC Pension Plan	27.0	882,112	0
	TCCC Supplemental Pension Plan	—[1]	5,701,377	0
Irial Finan	Mobile Plan	10.4	5,244,029	58,234

1   For each person, the same years of service apply to both the TCCC Pension Plan and the TCCC Supplemental Pension Plan, which work in tandem.

The Company provides retirement benefits from various plans to its employees, including the Named Executive Officers. Due to the Company's global operations, it maintains different plans to address different market conditions, various legal and tax requirements and different groups of employees.

In 2014, Ms. Waller and Messrs. Kent, Fayard, Bozer and Douglas participated in The Coca-Cola Company Pension Plan (the "TCCC Pension Plan"). In 2014, Ms. Waller and Messrs. Kent, Fayard, Bozer and Douglas also participated in The Coca-Cola Company Supplemental Pension Plan (the "TCCC Supplemental Pension Plan"). In 2014, Mr. Finan participated in the Mobile Employees Retirement Plan (the "Mobile Plan"). Additional details of these plans are described beginning on page 75.

The table above reflects the present value of benefits accrued by each of the Named Executive Officers from the applicable plans. For Mr. Fayard, who retired in May 2014, the table above also reflects actual payments received during the year. For Mr. Finan, the table above also reflects required tax payments made in 2014.

Compensation used for determining pension benefits under the TCCC Pension Plan, the TCCC Supplemental Pension Plan and the Mobile Plan generally includes only salary and short-term cash incentives. The amounts reflected for each plan represent the present value of the maximum benefit payable under the applicable plan. In some cases, the payments may be reduced for early retirement or by benefits paid by other Company-sponsored retirement plans, statutory payments or Social Security.

The Company generally does not grant additional years of benefit service and no Named Executive Officer has been credited with additional years of benefit service.

The discount rate assumption used by the Company in calculating the present value of accumulated benefits was 4.0%. Additional assumptions used by the Company in calculating the present value of accumulated benefits are incorporated herein by reference to Note 13 to the Company's consolidated financial statements in the Form 10-K. The calculations assume that the Named Executive Officer continues to live at least until the earliest age at which an unreduced benefit is payable.

The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The traditional pension benefit under the TCCC Supplemental Pension Plan is paid in the form of an annuity if the employee has reached at least age 55 with 10 years of service at the time of his or her separation from the Company. Therefore, Messrs. Kent and Fayard are required to take the traditional pension benefit portion of their TCCC Supplemental Pension Plan benefit in the form of an annuity.

The Company cautions that the values reported in the Present Value of Accumulated Benefit column are theoretical and are calculated pursuant to SEC requirements. The change in pension value from year to year is subject to market volatility and may not represent the value that a Named Executive Officer will actually accrue or receive under the Company's retirement plans during any given year.

COMPENSATION

2014 Nonqualified Deferred Compensation

The following table provides information on the Named Executive Officers' participation in The Coca-Cola Company Deferred Compensation Plan (the "Deferred Compensation Plan") and the Supplemental 401(k) Plan, as applicable. These plans either allow eligible employees to defer part of their salary and annual incentive on a voluntary basis or make employees whole when the

Company matching contribution is limited under the tax-qualified plan. The Company matching contribution under the Supplemental 401(k) Plan was provided at the same rate as the match in the 401(k) Plan. The Company does not match any additional voluntary deferrals.

Additional details of the Deferred Compensation Plan and the Supplemental 401(k) Plan are described beginning on page 76.

Name (a)	Plan Name	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Muhtar Kent	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	Supplemental 401(k) Plan	N/A	$ 123,900	$ 122,524	$ 0	$ 2,341,444
Kathy N. Waller	Deferred Compensation Plan	$ 0	0	24,745	0	368,437
	Supplemental 401(k) Plan	N/A	23,266	9,100	0	183,101
Gary P. Fayard	Deferred Compensation Plan	0	0	187,113	0	2,632,523
	Supplemental 401(k) Plan	N/A	30,776	(13,414)	1,346,472	0
Ahmet C. Bozer	Deferred Compensation Plan	180,250	0	9,752	0	190,002
	Supplemental 401(k) Plan	N/A	43,085	37,920	0	729,744
J. Alexander M. Douglas, Jr.	Deferred Compensation Plan	177,000	0	174,228	0	2,080,575
	Supplemental 401(k) Plan	N/A	35,445	45,357	0	886,869
Irial Finan	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A

Executive Contributions in Last Fiscal Year (Column (b))

Messrs. Bozer and Douglas contributed to a nonqualified deferred compensation plan in 2014.

Registrant Contributions in Last Fiscal Year (Column (c))

All Company matching contributions shown are included in the "All Other Compensation" column of the 2014 Summary Compensation Table.

Aggregate Earnings in Last Fiscal Year (Column (d))

The earnings reflected in column (d) represent deemed investment earnings or losses from voluntary deferrals and Company contributions, as applicable. The Deferred Compensation Plan and the Supplemental 401(k) Plan do not guarantee a return on deferred amounts. For these plans, no amounts included in column (d) are reported in the 2014 Summary Compensation Table because the plans do not provide for above-market or preferential earnings.

Aggregate Withdrawals/Distributions (Column (e))

The amount in column (e) for Mr. Fayard reflects the mandatory distribution under the Supplemental 401(k) Plan following his retirement.

Aggregate Balance at Last Fiscal Year End (Column (f))

The amounts reflected in column (f) for Messrs. Kent, Fayard and Bozer, with the exception of amounts reflected in columns (b), (c) and (d), if any, have been reported in prior Company proxy statements. For Ms. Waller and Mr. Douglas, no portion of the amount reflected in column (f) has been reported in prior Company proxy statements because they were not Named Executive Officers for 2013 and 2012.

PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

General

Most of the Company's plans and programs contain specific provisions detailing how payments are treated upon termination or change in control. The specific termination and change in control provisions under these plans, which are described below, apply to all participants in each plan. The termination scenarios described in this section include voluntary separation, involuntary separation, disability and death. For more information on the plans described below, see the Summary of Plans beginning on page 75.

As disclosed above, Mr. Fayard retired from the Company in May 2014. Upon retirement, Mr. Fayard received only retirement and other benefits he was entitled to under the standard terms of the applicable Company programs. He did not receive any severance benefits. As a result, information about Mr. Fayard's retirement is included in the Voluntary Separation column of the "Quantification of Payments upon Termination or Change in Control" section below.

Change in Control

The change in control provisions in the various Company plans were adopted to mitigate the concern that, in the event the Company is considering a change in control transaction, the employees involved in considering the transaction will be motivated to act in their own interests rather than the interests of the shareowners. Thus, the change in control provisions are designed so that employees are neither harmed nor given a windfall in the event of a change in control. The Company's plans generally provide that a change in control may occur upon (i) greater than a 20% change in ownership of the Company, (ii) a change of the majority of the Board within a two year period, and (iii) certain merger and consolidation transactions. As described below, Company equity plans include "double-trigger" change in control provisions.

The Company does not have individual change in control agreements and no tax gross-up is provided for any taxes incurred as a result of a change in control payment. The Board can determine prior to the potential change in control that no change in control will be deemed to have occurred.

Severance Plan

All of the Named Executive Officers are covered by a Company severance pay plan (the "TCCC Severance Plan").

Termination, Death, Disability

Generally, benefits are payable under the TCCC Severance Plan when an employee is terminated involuntarily due to specific circumstances such as an internal reorganization or position elimination. The maximum cash severance benefit under this plan is two years of base pay, payable as a lump sum.

Change in Control

There are no separate change in control provisions included in the TCCC Severance Plan.

Annual Incentive Plan

All of the Named Executive Officers participated in the annual Performance Incentive Plan in 2014.

Termination, Death, Disability

Generally, participants employed on December 31 are eligible to receive a cash incentive for the year, regardless of whether employment continues through the payment date. If an employee retires, dies or moves to a related company, he or she generally receives a prorated incentive based on actual Company performance and the portion of the year actually worked.

Change in Control

Upon a change in control, participants receive the target amount of the annual incentive after the end of the performance year. This amount is prorated if the participant leaves during the year.

Deferred Compensation Plans

All of the Named Executive Officers were eligible to participate in the Deferred Compensation Plan in 2014. However, not all chose to participate.

Termination, Death, Disability

Under the Deferred Compensation Plan, employees who terminate employment after age 50 with five years of service receive payments based on elections made at the time they elected to defer compensation. Other employees receive a lump sum at termination. Individuals who are designated as "specified employees" under Section 409A of the Tax Code may not receive payments for at least six months following termination of employment to the extent the amounts were deferred after January 1, 2005. There are no enhanced benefits payable under the Deferred Compensation Plan upon a participant's death or disability.

Change in Control

Upon a change in control, any Company discretionary contributions to the Deferred Compensation Plan vest. None of the Named Executive Officers has received a Company discretionary contribution.

Equity Plans

All of the Named Executive Officers participated in the Company's equity plans in 2014.

Termination

The treatment of equity upon termination of employment depends on the reason for the termination and the employee's age and length of service at termination. The chart below details the termination provisions of the various equity award types.

Award Type	Separation Prior to Meeting Age/Service Requirement[1]	Separation After Meeting Age/Service Requirement[1]
Stock Options	Employees have six months to exercise vested options. Unvested options are forfeited.	All options held at least 12 months vest. Employees have the full remaining term to exercise the options.
Restricted Stock/ Restricted Stock Units	Shares are forfeited unless held until the time specified in the grant and performance measures, if any, are met.	Shares are forfeited unless held until the time specified in the grant and performance measures, if any, are met. Some grants vest upon meeting age and service requirements.
PSUs	All PSUs are forfeited if separation occurs prior to satisfaction of performance measures and holding requirements.	For grants held at least 12 months, the employee receives the same number of earned shares as active employees after the results are certified.

1 The age and service requirement is generally age 60 with at least ten years of service. In 2012, the Compensation Committee approved a special equity program for employees who are at least age 50 with at least ten years of service and are involuntarily terminated. This program provides (a) that outstanding stock options held at least 12 months will not be forfeited and continue to vest according to the original vesting schedule and (b) outstanding PSUs held at least 12 months will not be forfeited and a prorated amount will be released after the results are certified. Executive officers are not eligible for this program without specific approval by the Compensation Committee. No Named Executive Officer has been made eligible for the program. Equity plans and award agreements were amended in February 2013 to apply these provisions to all grants beginning in 2013 for all eligible employees.

Death

If an employee dies, all options from all option plans vest if the options have been accepted. For options granted prior to 2007, the employee's estate has 12 months from the date of death to exercise the options. For options granted in and after 2007, the employee's estate has five years from the date of death to exercise the options. Restricted stock and restricted stock units vest and are released to the employee's estate. Prior to 2013, for PSUs in the performance period, the performance period is shortened and the performance is calculated. The employee's estate receives a cash payment based on the performance results for the shortened period. Beginning with PSUs granted in 2013, if death occurs during the performance period, the employee's estate receives a cash payment equal to the target number of shares. For PSUs where performance has been certified, the employee's estate receives a cash payment based on the certified results.

Disability

If an employee becomes disabled, all options from all option plans vest. The employee has the full original term to exercise the options. Restricted stock and restricted stock units vest and are released to the employee. For PSUs in the performance period, the employee receives shares equal to the number of shares that the employee would have earned based on actual performance after the end of the performance period. For PSUs where performance has been certified, earned shares are released within 90 days.

Change in Control

Equity plans provide that awards vest at the target level upon a change in control only if an employee is terminated within two years following the change in control (reduced to one year beginning with 2015 awards), unless the successor company does not assume the awards, in which case, accelerated vesting occurs upon a change in control. Unvested awards granted prior to these amendments vest upon a change in control.

Retirement and 401(k) Plans

Ms. Waller and Messrs. Kent, Fayard, Bozer and Douglas were eligible for the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the 401(k) Plan and the Supplemental 401(k) Plan in 2014. Mr. Finan was eligible for the Mobile Plan in 2014.

There are no enhanced benefits payable under the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the 401(k) Plan, the Supplemental 401(k) Plan or the Mobile Plan, upon a participant's death or disability.

Termination, Death, Disability

No payments may be made under the TCCC Pension Plan or the TCCC Supplemental Pension Plan until an employee has separated from service and met eligibility requirements. Generally, no payments may be made under the 401(k) Plan, the Supplemental 401(k) Plan or the Mobile Plan until separation from service, except distributions may be taken from the 401(k) Plan after age 59½ and distributions related to mandatory tax payments may be made under the Mobile Plan, whether or not the employee has terminated employment.

Individuals who are designated as "specified employees" under Section 409A of the Tax Code, which include the U.S. based Named Executive Officers, may not receive payments from the TCCC Supplemental Pension Plan, the Supplemental 401(k) Plan or the Mobile Plan for at least six months following termination of employment.

Change in Control

The TCCC Pension Plan and the TCCC Supplemental Pension Plan contain change in control provisions that affect all participants equally, including the participating Named Executive Officers. These provisions provide an enhanced benefit to vested participants for benefits accrued under the defined benefit formula if certain conditions are met, including that the employee must actually leave the Company within two years of a change in control. A change in control has no effect on the cash balance portion of the TCCC Pension Plan and there are no additional credited years of TCCC service. Upon a change in control, under the TCCC Pension Plan and the TCCC Supplemental Pension Plan, the earliest retirement age is reduced resulting in an enhanced benefit for participants who have not reached the earliest retirement age.

The 401(k) Plan and the Supplemental 401(k) Plan do not have special provisions for change in control.

Quantification of Payments upon Termination or Change in Control

The following table and footnotes describe the potential payments to the Named Executive Officers upon termination of employment or a change in control of the Company as of December 31, 2014.

The table does not include:

* compensation or benefits previously earned by the Named Executive Officers or equity awards that are fully vested;

* the value of pension benefits that are disclosed in the 2014 Pension Benefits table beginning on page 69, except for any pension enhancement triggered by the event, if applicable;

* the amounts payable under deferred compensation plans that are disclosed in the 2014 Nonqualified Deferred Compensation Plan table on page 70; or

* the value of any benefits (such as retiree health coverage, life insurance and disability coverage) provided on the same basis to substantially all other employees in the country in which the Named Executive Officer works.

	Voluntary Separation (a)	Involuntary Separation (b)	Death (c)	Disability (d)	Change in Control (e)
Mr. Kent					
Severance Payments	$ 0	$ 3,200,000	$ 0	$ 0	$ 0
Annual Incentive[1]	0	0	0	0	3,200,000
Stock Options[2]	17,824,093	17,824,093	29,770,495	29,770,495	29,770,495
PSUs and Restricted Stock/Units[3]	0	0	16,741,286	0	25,550,911
Pension Enhancement	0	0	0	0	0
TOTAL	17,824,093	21,024,093	46,511,781	29,770,495	58,521,406
Ms. Waller					
Severance Payments	0	1,430,000	0	0	0
Annual Incentive[1]	0	0	0	0	805,233
Stock Options[2]	0	414,485	2,293,460	2,293,460	2,293,460
PSUs and Restricted Stock/Units[3]	0	0	1,977,331	0	2,514,961
Pension Enhancement	0	0	0	0	0
TOTAL	0	1,844,485	4,270,791	2,293,460	5,613,654

 

	Voluntary Separation (a)	Involuntary Separation (b)	Death (c)	Disability (d)	Change in Control (e)
Mr. Fayard*					
Severance Payments	$ 0				
Annual Incentive[1]	0				
Stock Options[2]	5,759,758				
PSUs and Restricted Stock/Units[3]	1,182,160				
Pension Enhancement	0				
TOTAL	6,941,918				
Mr. Bozer					
Severance Payments	0	$ 1,456,000	$ 0	$ 0	$ 0
Annual Incentive[1]	0	0	0	0	1,092,000
Stock Options[2]	0	2,272,859	9,587,673	9,587,673	9,587,673
PSUs and Restricted Stock/Units[3]	0	0	5,754,839	0	8,084,286
Pension Enhancement[4]	0	0	0	0	994,619
TOTAL	0	3,728,859	15,342,512	9,587,673	19,758,578
Mr. Douglas					
Severance Payments	0	1,370,486	0	0	0
Annual Incentive[1]	0	0	0	0	856,554
Stock Options[2]	0	1,500,085	7,015,536	7,015,536	7,015,536
PSUs and Restricted Stock/Units[3]	0	0	5,783,422	0	7,833,372
Pension Enhancement[4]	0	0	0	0	1,176,884
TOTAL	0	2,870,571	12,798,958	7,015,536	16,882,346
Mr. Finan					
Severance Payments	0	1,750,000	0	0	0
Annual Incentive[1]	0	0	0	0	1,312,500
Stock Options[2]	0	1,446,364	7,797,577	7,797,577	7,797,577
PSUs and Restricted Stock/Units[3]	0	0	4,588,638	0	6,414,907
Pension Enhancement	0	0	0	0	0
TOTAL	0	3,196,364	12,386,215	7,797,577	15,524,984

* Mr. Fayard retired from the Company in May 2014 and received only retirement and other benefits he was entitled to under the standard terms of the applicable Company programs. As a result, information about Mr. Fayard's retirement is only included in the Voluntary Separation column above.

1 Except for Change in Control, no amounts are included for the Performance Incentive Plan because the Named Executive Officers would be entitled to the same payment regardless of whether the event occurred. Upon a Change in Control, the target annual incentive amount is guaranteed.

2 Represents the intrinsic value of the acceleration of vesting of any stock options that vest upon the event. Intrinsic value is the difference between the exercise price of the stock option and the closing price of Common Stock, which was $42.22 on December 31, 2014.

3 No amounts are included for the 2012-2014, 2013-2015 and 2014-2016 PSU programs for Voluntary Separation, Involuntary Separation and Disability because the PSUs remain subject to performance requirements even after the event. See page 54 for the status of these PSU programs.

4 For Messrs. Bozer and Douglas, represents the value of a more favorable early retirement subsidy in the event of a change in control and subsequent termination. No other Named Executive Officer would receive a pension enhancement for termination upon change in control.

Voluntary Separation (Column (a))

Amounts are included under "Stock Options" for Messrs. Kent and Fayard because each has satisfied the age and service requirement for acceleration of vesting of certain equity awards held for at least 12 months. The amount included in "PSUs and Restricted Stock/Units" for Mr. Fayard reflects the value of the shares released upon his retirement. Ms. Waller and Messrs. Bozer, Douglas and Finan have not satisfied the age and service requirement for acceleration of any equity awards and therefore, no additional payments would be triggered upon voluntary separation.

Involuntary Termination (Column (b))

Amounts are included under "Stock Options" for Mr. Kent because he has satisfied the age and service requirement for acceleration of vesting of certain equity awards held for at least 12 months. Amounts are included under "Stock Options" for Ms. Waller and Messrs. Bozer, Douglas and Finan because involuntary termination triggers the acceleration of vesting of certain equity awards after certain age and service requirement have been met.

Death (Column (c))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock/Units" because death triggers acceleration of vesting of certain equity awards. The amounts for "PSUs and Restricted Stock/Units" reflect (i) the value of the target number of shares granted under the 2013-2015 and 2014-2016 PSU programs and (ii) for Ms. Waller and Mr. Douglas, the value of the target number of shares granted under separate PSU awards.

Disability (Column (d))

Amounts are included under "Stock Options" because disability triggers acceleration of vesting of certain equity awards.

Change in Control (Column (e))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock/Units" for all Named Executive Officers because a change in control triggers acceleration of vesting of certain equity awards. Since the plans have double-trigger change in control provisions, the table above assumes that both a change in control and a subsequent termination of employment has occurred. The amounts for "PSUs and Restricted Stock/Units" reflect (i) the value of the target number of shares granted under the 2012-2014, 2013-2015 and 2014-2016 PSU programs and (ii) for Ms. Waller and Mr. Douglas, the value of the target number of shares granted under separate PSU awards.

SUMMARY OF PLANS

The following section provides information on Company-sponsored plans in which the Named Executive Officers participate that are noted in the Compensation Discussion and Analysis or in the compensation tables.

Retirement Plans – Pension

TCCC Pension Plan. The TCCC Pension Plan is a broad-based tax-qualified defined benefit plan for substantially all U.S. non-union employees of the Company and its participating subsidiaries. A participant's benefit formula in the TCCC Pension Plan is dependent on when the participant was hired and whether they were employed by Coca-Cola Enterprises Inc. ("CCE") before the Company's acquisition of CCE's North American operations in 2010. The information below summarizes the provisions applicable to employees, including the participating Named Executive Officers, who were hired by the Company or its subsidiaries prior to 2010. There are no special or enhanced pension plans for the Named Executive Officers.

Vesting. For employees hired prior to January 1, 2010, the benefit vests after completing three years of service or attaining age 60 with one year of service.

Benefit Formula. Prior to 2010, all pension benefits were based on a percentage of the employee's final average compensation (the five highest consecutive years out of the last 11) up to the limit for each year as set by the Tax Code, multiplied by the employee's years of credited service. Effective January 1, 2010, participants began accruing a pension benefit under a new cash balance formula (known as the Part B benefit). Participants employed as of December 31, 2009 retained the pension benefit they accrued under the prior benefit calculation formula through December 31, 2009 (known as the Part A benefit) and were eligible for one or more special transition benefits. As a result, beginning in 2010, a participant's benefit was potentially based on two formulas, Part A (prior benefit calculation formula) plus Part B (new cash balance formula). Under the cash balance formula, the Company makes an annual pay credit allocation to each

active participant's account on December 31, ranging from 3% to 8% of compensation, based on the participant's age. In addition, on December 31 of each year, the Company makes an annual interest credit allocation based on the value of the participant's account as of January 1 of the same year. Employees hired or rehired on or after January 1, 2012 accrue a pension benefit based on a different cash balance formula than described above.

The term "compensation" for determining the pension benefit generally includes salary, overtime, commissions and cash incentive awards, but excludes any amounts related to stock options, PSUs, restricted stock or restricted stock units. It also excludes deferred compensation and any extraordinary payments related to hiring or termination of employment.

Payment of Benefits. When benefits become payable upon separation of service, participants may choose between an annuity or a lump sum option. The TCCC Pension Plan provides for payment of a reduced benefit prior to normal retirement age and/or the current cash balance amount, as applicable.

Limitations on Benefits. In 2014, a participant could receive no more than $210,000 annually from the TCCC Pension Plan and no compensation in excess of $260,000 per year could be taken into account for calculating benefits under the TCCC Pension Plan.

Supplemental Pension Plans. Supplemental pension plans make employees whole when the Tax Code limits the benefit that otherwise would accrue under the applicable pension plan. The TCCC Supplemental Pension Plan also operates to keep employees whole when they defer part of their salary or annual incentive under the Deferred Compensation Plan. Otherwise, electing to defer would reduce an employee's retirement benefits. Vesting and benefits under the TCCC Supplemental Pension Plan are calculated generally in the same manner as if the participant's otherwise eligible compensation or full annual benefit were able to be paid from the TCCC Pension Plan.

Mobile Plan. The Mobile Plan provides a retirement benefit to globally mobile associates who are not U.S. citizens. The Mobile Plan applies on the same terms to the general population of international service associates worldwide. Under the Mobile Plan, a globally mobile associate's account is credited with a monthly percentage of pay ("pay credit") and a defined rate of

return ("interest credit"). The pay credit is generally 10% of pay, less any benefits provided by local retirement plans. Both the pay credit and interest credits are immediately vested. A participant will continue to receive monthly interest credits for as long as participation in the plan continues, even if the associate is no longer on a global assignment. International service associates who participated in the The Coca-Cola Export Corporation Overseas Retirement Plan (the "Overseas Plan") or the The Coca-Cola Export Corporation International Thrift Plan (the "International Thrift Plan"), were transitioned to the Mobile Plan as of December 31, 2011. Benefits accrued under the Overseas Plan and the International Thrift Plan were converted to an opening balance in the Mobile Plan as part of the transition.

Retirement Plans – 401(k) and Savings Plans

401(k) Plan. The 401(k) Plan is a broad-based tax-qualified defined contribution plan for most U.S. non-union employees of the Company. The Company matches participant contributions up to a maximum of 3.5% of the participant's compensation or the amount allowable under the limits imposed under the Tax Code, whichever is lower. The Company's matching contribution is initially invested in Common Stock, but participants may move the contribution to any other available investment option. Employees become 100% vested in Company matching contributions after two years. For 2014, compensation over $260,000 may not be taken into account under the 401(k) Plan.

Supplemental 401(k) Plan. The Supplemental 401(k) Plan makes employees whole when the Tax Code limits the Company matching contributions that otherwise would be credited to them under the 401(k) Plan. The Supplemental 401(k) Plan also operates to keep employees whole when they defer part of their salary or annual incentive under the Deferred Compensation Plan. The Company credits the employee with the Company matching contributions in hypothetical share units of Common Stock. The value of the accumulated share units, including dividend equivalents, is paid in cash after separation from service. Participants are immediately vested in their benefit. Employees are not permitted to make contributions to the Supplemental 401(k) Plan.

Incentive Plans

Annual Incentive Plan. The Company maintains the Performance Incentive Plan for employees above a specified grade level. The Performance Incentive Plan provides an annual cash payment based on predetermined performance measures. The Compensation Committee may designate one or more performance measures from the list contained in the plan. Target annual incentives are established for each participant. Payments are generally made in March in the year following the applicable performance year. No participant may receive an annual payment greater than $12 million. The Performance Incentive Plan is designed to satisfy the requirements of Section 162(m) of the Tax Code. See page 50 for additional information about the Performance Incentive Plan.

Long-Term Incentive Plans. The Company maintains long-term incentive plans for employees above a specified grade level. The following types of awards may be granted under the plans, as designated by the Compensation Committee: (1) stock options, (2) PSUs, (3) restricted stock and restricted stock units, (4) other performance awards, including performance cash awards and qualified performance-based awards under Section 162(m) of the Internal Revenue Code of 1986, as amended, payable in cash or Common Stock, (5) stock appreciation rights ("SARs") and (6) other stock-based awards. The Company currently has outstanding awards of stock options, PSUs, restricted stock and restricted stock units and performance cash awards, which are described below. See page 52 for additional information about long-term incentive compensation.

Stock Options. Stock options give the holder the right to purchase shares of Common Stock at a specified price during specified time periods. The exercise price of an option may not be less than the fair market value of the Common Stock on the date of grant. The fair market value is the average of the high and low prices of Common Stock on the grant date. In certain foreign jurisdictions, the law requires additional restrictions on the calculation of the option price. The grants provide that stock options generally may not be exercised during the first 12 months after the grant date. Generally, options vest 25% on the first, second, third and fourth anniversaries of the grant date and have a term of ten years. As described beginning on page 52, the Company's current compensation programs include stock options as part of the annual long-term equity compensation awards made to eligible employees.

Performance Share Units. PSUs provide an opportunity for employees to receive Common Stock if specified performance measures are met for a predefined performance period. PSUs generally are subject to an additional holding period. As described beginning on page 54, the Company's current compensation programs include PSUs as part of the annual long-term equity compensation awards made to eligible employees.

Restricted Stock and Restricted Stock Units. Restricted stock awards may be performance-based or time-based. Shares of stock are granted and transferred into the employee's name. Shares remain subject to forfeiture until the shares are released under the terms of



the awards. Restricted stock unit awards may be performance-based or time-based and are settled in stock when all required criteria are met. Employees may or may not receive dividend equivalents during the term. As described on page 55, restricted stock units are not part of the annual long-term equity compensation awards made to eligible employees but may be awarded for limited purposes.

Performance Cash Awards. Performance cash awards provide an opportunity for employees to receive a cash award if specified performance measures are met for a predefined performance period. Performance cash awards generally are subject to an additional holding period. As described on page 55, in connection with the

Equity Stewardship Guidelines, beginning in 2015, performance cash awards have been incorporated into the annual long-term incentive program for eligible employees. Employees who receive performance cash awards do not receive equity awards as part of the annual long-term incentive program. No Named Executive Officers received performance cash awards.

Other Awards. While the 2014 Equity Plan provides the Compensation Committee discretion to grant different types of equity awards, including SARS and other stock-based awards such as unrestricted shares, no such awards have been or plan to be granted.

Other Plans

Deferred Compensation Plan. The Deferred Compensation Plan is a nonqualified and unfunded deferred compensation program offered to approximately 945 U.S. based Company employees in 2014. International Service Associates do not participate in the Deferred Compensation Plan. Eligible participants may defer up to 80% of base salary and up to 95% of their annual incentive. The Company has the benefit of full unrestricted use of all amounts deferred under the Deferred Compensation Plan until such amounts are required to be distributed to the plan participants. Gains and losses are credited based on the participant's election of a variety of deemed investment choices. The Company does not match any employee deferral or guarantee a return. Participants' accounts may or may not appreciate and may depreciate depending on the performance of their deemed investment choices. None of the deemed investment choices provide returns at above-market or preferential rates. All deferrals are paid out in cash upon distribution. Participants may schedule a distribution during employment or may opt to receive their balance after separation from service. Participants who are considered "specified employees" under Section 409A of the Tax Code (generally, the top 50 highest paid executives) may not receive a post-termination distribution for at least six months following separation. On occasion, the Company may provide a one-time credit to make up for benefits lost under various circumstances, such as benefits lost at a prior employer. The Company has not provided any such credits for any of the Named Executive Officers.

International Service Programs. International service program benefits generally include relocation expenses, a housing allowance (including certain housing expenses), a cost of living adjustment (a cash adjustment designed to provide equivalent purchasing power), certain cash allowances recognizing differences in living conditions in the host location, a home leave allowance and currency protection. The programs also provide tax preparation services and tax equalization, where applicable. There are approximately 840 participants in these programs.

TCCC Severance Plan. The TCCC Severance Plan provides cash severance benefits to eligible employees who are involuntarily terminated. Eligible employees include regular, non-union, non-manufacturing U.S. employees and International Service Associates. Generally, benefits are payable when an employee is terminated involuntarily due to specific circumstances such as an internal reorganization or position elimination. Benefits are not payable if the employee is offered a comparable position with the Company or its affiliates, is terminated for cause or has entered into a separate agreement. The benefit payable is determined based on job grade level, salary and/or length of service. The minimum benefit is eight weeks of base pay and the maximum benefit is two years of base pay.

COMPENSATION

EQUITY COMPENSATION PLAN INFORMATION

All numbers in the below table are as of December 31, 2014.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	318,156,690[1]	$ 31.60[2]	502,969,255[3]
Equity Compensation Plans Not Approved by Security Holders	0	N/A	0
TOTAL	**318,156,690**		**502,969,255**

1   Includes 303,590,780 shares issuable pursuant to outstanding options under The Coca-Cola Company 1999 Stock Option Plan, The Coca-Cola Company 2002 Stock Option Plan and 2008 Stock Option Plan. The weighted-average exercise price of such options is $31.67. Also includes 13,126,115 full-value awards of shares outstanding under The Coca-Cola Company 1989 Restricted Stock Award Plan and The Coca-Cola Company 1983 Restricted Stock Award Plan, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met. In connection with the CCE Transaction, certain outstanding awards relating to CCE common stock granted under shareowner-approved CCE equity incentive plans were replaced with awards relating to the Company's Common Stock. As a result, the table above includes 1,439,795 shares issuable pursuant to outstanding options under the following CCE equity incentive plans which were assumed by the Company in connection with the CCE Transaction: Coca-Cola Enterprises Inc. 2001 Stock Option Plan, Coca-Cola Enterprises Inc. 2004 Stock Award Plan and Coca-Cola Enterprises Inc. 2007 Incentive Award Plan. The weighted-average exercise price of such options is $16.62.

2   The weighted-average term of the outstanding options is 6.07 years.

3   Includes 500,000,000 shares that may be issued pursuant to future awards under the 2014 Equity Plan. The 2014 Equity Plan uses a fungible share pool under which each share issued pursuant to an option reduces the number of shares available by one share, and each share issued pursuant to awards other than options reduces the number of shares available by five shares. No share awards had been granted from the 2014 Equity Plan as of December 31, 2014. See "Long-Term Incentive Compensation" beginning on page 52 for more information, including the Equity Stewardship Guidelines, which include a burn rate commitment beginning in 2015. With this burn rate commitment, over the 2014 Equity Plan's ten-year term, the maximum number of shares that may be used is estimated at 200,000,000 (based on common shares outstanding decreasing by 1% each year). Also includes, 2,732,413 options which may be issued pursuant to future awards under The Coca-Cola Company 1999 Stock Option Plan and 2008 Stock Option Plan and 236,842 shares of Common Stock that may be issued pursuant to The Coca-Cola Company 1989 Restricted Stock Award Plan, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met. The maximum term of the options is ten years.

Share units credited under the Supplemental 401(k) Plan and the Directors' Plan are not included in the table above since payouts under those plans are in cash.

The Company or applicable subsidiary provides a matching contribution in Common Stock under various plans throughout the world. No shares are issued by the Company under any of these plans and therefore these plans are not included in the table above. Shares are purchased on the open market by a third-party trustee. These plans are exempt from the shareowner approval requirements of the NYSE. These plans are as follows:

401(k) and Savings Plans (U.S.). There are several 401(k) and savings plans in the U.S. that include a Company matching contribution component, including the Company's primary plan, the 401(k) Plan. Beginning January 1, 2012, under the 401(k) Plan, the Company matches employee contributions up to a maximum of 3.5% of an employee's compensation, subject to limits imposed by the Tax Code. Employees vest in the matching contributions over two years. Generally, employees may not withdraw the matching contributions until termination of employment. The other 401(k) and savings plans that include a Common Stock matching contribution component match employee contributions up to a maximum of between 3% to 3.5% of an employee's compensation, subject to limits imposed by the Tax Code, include vesting provisions of between two and three years and have similar withdrawal restrictions as the 401(k) Plan.

The Coca-Cola Export Corporation Employee Share Savings Scheme (UK). The company matches employee contributions to a maximum of £1,500 per year. The employee is vested in the matching contributions once a month when matching shares of Common Stock are purchased. However, the matching shares of Common Stock may not be withdrawn before a five-year holding period without adverse tax consequences.

Employees' Savings and Share Ownership Plan of Coca-Cola Ltd. (Canada). After completing 12 months of employment and 1,000 hours of service, the company matches 50% of an employee's contributions of 2% to 3.5% of eligible earnings, based on an employee's date of employment. The employee is immediately vested in the matching contributions. However, the matching contributions may not be withdrawn until termination of employment.

Employee Savings and Investment Plan of Coca-Cola Refreshments Canada Company (Canada). After one year of employment and a specified minimum hours worked, the company matches 50% of a full-time employee's contributions of 2% to 6% (union) or 2% to 7% (non-union) of eligible earnings, up to a maximum of 3% or 3.5%, as applicable. The employee is immediately vested in the matching contributions. However, the matching contributions may not be withdrawn until termination of employment.

Employee Stockholding Program (Japan). The employee must be employed for at least three years in order to participate and the company matches contributions up to 1.8% of an employee's annual base salary. The employee is immediately vested in the matching contributions. However, the matching contributions may not be withdrawn until the employee terminates from the company or if the employee requests to terminate from the plan. Specific regulations apply for cases when employees request to terminate from the plan.

Share Savings Plan (Denmark). The company matches contributions up to 3% of an employee's salary. The employee is immediately vested in the matching contributions. However, the matching contributions may not be withdrawn for five years without tax liability.

The Company also sponsors employee share purchase plans in several jurisdictions outside the U.S. The Company does not grant or issue Common Stock pursuant to these plans, but does facilitate the acquisition of Common Stock by employees in a cost-efficient manner. These plans are not equity compensation plans.

AUDIT MATTERS

REPORT OF THE AUDIT COMMITTEE

The Audit Committee operates under a written charter adopted by the Board that outlines its responsibilities and the practices it follows. You can view the charter on the Company's website, *www.coca-colacompany.com*, by clicking on "Investors," then "Corporate Governance," then "Board Committees & Charters." The Audit Committee reviews and assesses the adequacy of its charter at least annually and, when appropriate, recommends changes to the Board to reflect the evolving role of the Audit Committee.

The Audit Committee is composed of non-management Directors who meet the independence and financial literacy requirements of the NYSE and additional, heightened independence criteria applicable to members of the Audit Committee under SEC and NYSE rules. The Board has designated Evan G. Greenberg as the "Audit Committee financial expert."

Primary Responsibilities and 2014 Actions

The Audit Committee represents and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function and the annual independent audit of the Company's financial statements. The Audit Committee oversees the Company's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, the performance of the Company's internal audit function and the independent auditors, the Company's ethical compliance programs, including the Company's Codes of Business Conduct, and the Company's quality, safety, environmental assurance and information technology security programs. The Audit Committee also oversees the Company's enterprise risk management (ERM) program and has direct oversight over certain risks within the ERM framework. In addition, the Audit Committee participates in educational sessions developed by management, at the request of the Audit Committee, on areas of the Company's operations.

In 2014, the Audit Committee held nine meetings. Meeting agendas are established by the Audit Committee's Chair and the Chief of Internal Audit. During 2014, among other things, the Audit Committee:

* Met with the senior members of the Company's financial management team at each regularly scheduled meeting.

* Held separate private sessions, during its regularly scheduled meetings, with each of the Company's General Counsel, the Independent Auditors, and the Chief of Internal Audit, at which candid discussions regarding financial management, legal, accounting, auditing and internal control issues took place.

* Continued its long-standing practice of having independent legal counsel, who regularly attends committee meetings.

* Met with the chief ethics and compliance officer to discuss the effectiveness of the Company's compliance program and regularly received status reports of compliance issues.

* Received periodic updates on management's process to assess the adequacy of the Company's system of internal control over financial reporting, the framework used to make the assessment, and management's conclusions on the effectiveness of the Company's internal control over financial reporting.

* Discussed with the independent auditors the Company's internal control assessment process, management's assessment with respect thereto and the independent auditors' evaluation of the Company's system of internal control over financial reporting.

* Reviewed and discussed with management and the independent auditors the Company's earnings releases and quarterly and annual reports on Form 10-Q and Form 10-K prior to filing with the SEC.

* Reviewed the Company's internal audit plan and the performance of the Company's internal audit function.

* Reviewed with senior members of the Company's financial management team, the independent auditors and the Chief of Internal Audit, the overall audit scope and plans, the results of internal and external audit examinations, evaluations by management and the independent auditors of the Company's internal controls over financial reporting and the quality of the Company's financial reporting.

* Reviewed with management, including the Chief of Internal Audit and General Counsel, and the independent auditors, significant risks and exposures identified by management, the overall adequacy and effectiveness of the Company's legal, regulatory and ethical compliance programs, including the Company's Codes of Business Conduct, and the Company's quality, safety, environmental assurance and information technology security programs.

* Participated, with representatives of management and of the independent auditors, in educational sessions about topics requested by the Committee, including (i) governance of the

Company's information technology environment, including oversight of cloud computing and cyber security, (ii) the Company's global income tax structure, (iii) marketing objectives and expense controls, (iv) safety programs and related risk oversight, (v) productivity and reinvestment program, (vi) ethics and compliance governance and investigative processes, and (vii) the new internal control framework published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and management's approach to its implementation.

Oversight of Independent Auditors

The Audit Committee engaged Ernst & Young LLP as our independent auditors for the year ended December 31, 2014. In its meetings with representatives of the independent auditors, the Audit Committee asks them to address, and discusses their responses to, several questions that the Audit Committee believes are particularly relevant to its oversight.

These questions include:

* Are there any significant accounting judgments or estimates made by management in preparing the financial statements that would have been made differently had the independent auditors prepared and been responsible for the financial statements?

* Based on the independent auditors' experience, and their knowledge of the Company, do the Company's financial statements fairly present to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements?

* Based on the independent auditors' experience, and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

The Audit Committee believes that using these questions to help focus its discussions with the independent auditors promotes a more meaningful dialogue that provides a basis for its oversight judgments.

The Audit Committee also discussed with the independent auditors those matters required to be discussed by the auditors with the Audit Committee under the rules adopted by the Public Company Accounting Oversight Board (the "PCAOB"). The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent auditors' communication with the Audit Committee concerning independence, and has discussed with the independent auditors their independence. The Audit Committee considered with the independent auditors whether the provision of non-audit services provided by them to the Company during 2014 was compatible with their independence.

2014 Audited Financial Statements

In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the responsibility for establishing and maintaining adequate internal control over financial reporting and for preparing the financial statements and other reports, and of the independent auditors, who are engaged to audit and report on the consolidated financial statements of the Company and subsidiaries and the effectiveness of the Company's internal control over financial reporting.

The Audit Committee has reviewed and discussed with management and the independent auditors the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant accounting judgments and estimates, and the clarity of disclosures in the financial statements. In addressing the quality of management's accounting judgments, members of the Audit Committee asked for management's representations and reviewed certifications prepared by the Chairman and Chief Executive Officer and the Chief Financial Officer that the unaudited quarterly and audited consolidated financial statements of the Company fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company, and have expressed to both management and the auditors their general preference for conservative policies when a range of accounting options is available.

In reliance on these reviews and discussions, and the reports of the Independent Auditors, the Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, for filing with the SEC.

Evan G. Greenberg, *Chair*
Ronald W. Allen
Marc Bolland
Peter V. Ueberroth
David B. Weinberg

ITEM 3 - RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS



Proposal Snapshot

❈ **What am I voting on?**

Shareowners are being asked to ratify the appointment of Ernst & Young LLP, a registered public accounting firm, to serve as the Company's Independent Auditors for the fiscal year ending December 31, 2015. Although the Audit Committee has the sole authority to appoint the independent auditors, as a matter of good corporate governance, the Board submits its selection of the independent auditors to our shareowners for ratification. If the shareowners should not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment.

❈ **Voting recommendation:**

FOR the ratification of the appointment of Ernst & Young LLP as independent auditors.

The Audit Committee has the sole authority and responsibility to hire, evaluate and, where appropriate, replace the Company's Independent Auditors and, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation and general oversight of the work of the independent auditors. The Audit Committee has appointed Ernst & Young LLP (EY) to serve as independent auditors for the fiscal year ending December 31, 2015. EY (including its predecessors) has served as the Company's Independent Auditors since 1921.

Annual Evaluation and Selection of Independent Auditors

The Audit Committee annually evaluates the performance of the Company's Independent Auditors, including the senior audit engagement team, and determines whether to reengage the current independent auditors or consider other audit firms. Factors considered by the Audit Committee in deciding whether to retain include:

❈ EY's global capabilities;

❈ EY's technical expertise and knowledge of the Company's global operations and industry;

❈ the quality and candor of EY's communications with the Audit Committee and management;

❈ EY's independence;

❈ the quality and efficiency of the services provided by EY, including input from management on EY's performance and how effectively EY demonstrated its independent judgment, objectivity and professional skepticism;

❈ external data on audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports on EY and its peer firms; and

❈ the appropriateness of EY's fees, EY's tenure as our independent auditor, including the benefits of a longer tenure, and the controls and processes in place that help ensure EY's continued independence.

Benefits of Longer Tenure

✳ **Enhanced audit quality** – EY's significant institutional knowledge and deep expertise of the Company's global business, accounting policies and practices and internal control over financial reporting enhances audit quality.

✳ **Competitive fees** – Because of EY's familiarity with the Company, audit and other fees are competitive with peer companies.

✳ **Avoid costs associated with new auditor** – Bringing on a new Independent Auditor would be costly and require a significant time commitment which could lead to management distractions.

Independence Controls

✳ **Audit Committee oversight** – Oversight includes regular private sessions with EY, discussion with EY about the scope of its audit and business imperatives, a comprehensive annual evaluation when determining whether to engage EY, and direct involvement by the Audit Committee and its chairperson in the selection of the new lead assurance engagement partner and new global coordinating partner in connection with the mandated rotation of these positions.

✳ **Limits on non-audit services** – The Audit Committee pre-approves audit and permissible non-audit services provided by EY in accordance with its pre-approval policy.

✳ **EY's internal independence process** – EY conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on the Company's account and rotates the lead assurance engagement partner, the global coordinating partner, and other partners on the engagement consistent with independence requirements. A new lead assurance engagement partner was designated in 2011 and a new global coordinating partner was designated in 2014.

✳ **Strong regulatory framework** – EY, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews and PCAOB and SEC oversight.

Based on this evaluation, the Audit Committee and the Board believe that retaining EY to serve as independent auditors for the fiscal year ending December 31, 2015 is in the best interests of the Company and its shareowners

Audit Fees and All Other Fees

The Audit Committee is responsible for approving the audit and permissible non-audit services provided by the independent auditors and the associated fees.

The following table shows the fees for audit and other services provided by EY for fiscal years 2014 and 2013.

	2014 Fees (In thousands)	2013 Fees (In thousands)	
Audit Fees	$ 28,990	$ 28,815	Includes fees associated with the annual audit and the audit of internal control over financial reports, registration statements in 2014 and 2013, the reviews of the Company's Quarterly Reports on Form 10-Q, and statutory audits required internationally.
Audit-Related Fees	5,312	3,257	Fees for services that are reasonably related to the performance of the audit or review of financial statements and are not included in "Audit Fees." These services principally include due diligence in connection with acquisitions, consultation on accounting and internal control matters, employee benefit plan audits, information systems audits and other attest services.
Tax Fees	5,252	5,366	Fees for tax services, including tax compliance, tax advice and tax planning.
All Other Fees	0	42	Fees for services that are not included in the above categories and primarily include data analytics services.

 

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors.

Under the policy, pre-approval is generally provided for work associated with the following:

* registration statements under the Securities Act of 1933, as amended (for example, comfort letters or consents);

* statutory or other financial audit work for non-U.S. subsidiaries that is not required for the 1934 Act audits;

* due diligence work for potential acquisitions or dispositions;

* attest services not required by statute or regulation;

* adoption of new accounting pronouncements or auditing and disclosure requirements for financial or non-financial data and accounting or regulatory consultations;

* internal control reviews and assistance with internal control reporting requirements;

* review of information systems security and controls;

* tax compliance, tax planning and related tax services, excluding any tax service prohibited by regulatory or other oversight authorities, expatriate and other individual tax services; and

* assistance and consultation on questions raised by regulatory agencies.

For each proposed service, the independent auditors are required to provide detailed supporting documentation at the time of approval to permit the Audit Committee to make a determination whether the provision of such services would impair the independent auditors' independence.

The Audit Committee has approved in advance certain permitted services whose scope is routine across business units, including statutory or other financial audit work for non-U.S. subsidiaries that is not required for the 1934 Act audits.

Other Information

The Company has been advised by EY that neither the firm, nor any covered person of the firm, has any financial interest, direct or indirect, in any capacity in the Company or its subsidiaries.

One or more representatives of EY will be present at this year's Annual Meeting of Shareowners. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Ratification of the appointment of the independent auditors requires the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the Annual Meeting of Shareowners.

The Board of Directors recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as Independent Auditors.

AUDIT MATTERS

SHAREOWNER PROPOSALS

The following two proposals were submitted by shareowners. If the shareowner proponent, or a representative who is qualified under state law, is present and submits such proposal for a vote, then the proposal will be voted on at the Annual Meeting of Shareowners. Approval of each of the following proposals requires the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the Annual Meeting of Shareowners. In accordance with federal securities regulations, we include the shareowner proposal plus any supporting statements exactly as submitted by the proponents. To make sure readers can easily distinguish between material provided by the proponent and material provided by the Company, we have put a box around material provided by the proponent.

ITEM 4 – SHAREOWNER PROPOSAL REGARDING PROXY ACCESS

John C. Harrington, President, Harrington Investments, Inc., 1001 2nd Street, Suite 325, Napa, California 94559, owner of 100 shares of Common Stock, submitted the following proposal:

RESOLVED: Shareholders of Coca-Cola ask the board of directors to amend the bylaws to adopt a "proxy access" procedure whereby Coca-Cola shall include in any proxy materials prepared for a shareholder meeting at which directors are to be elected, the name, the Disclosure and the Statement (as defined herein) of any person nominated for election to the board of directors by a shareholder or group thereof (the "Nominator") that meets the criteria appearing below, and Coca-Cola shall allow shareholders to vote on such nominee on Coca - Cola's proxy card. The number of shareholder-nominated candidates in proxy materials shall not exceed one-quarter of the number of directors then serving. This bylaw should provide that a Nominator must:

(a) have beneficially owned 3% or more of Coca-Cola's outstanding common stock continuously for at least three years before submitting the nomination;

(b) give Coca Cola written notice within the time period identified in Coca-Cola's bylaws of information required by the bylaws and rules of the Securities and Exchange Commission about (i) the nominee, including his or her consent to being named in the proxy materials and to serving, if elected; and (ii) the Nominator, including proof of ownership of the required shares (the "Disclosure"); and

(c) certify that (i) it will assume liability stemming from any legal violation arising out of its communications with (company) shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws if it uses soliciting material other than Coca-Cola's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Coca-Cola.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

Supporting Statement

We advocate enhanced Board accountability and believe long-term shareholders should have a meaningful voice in nominating directors. The case for proxy access at Coca-Cola is compelling: Over the last decade, the company has been embroiled in numerous controversies alleging degradation in worker safety, the violation of human rights, misleading marketing tactics and worsening water conditions for farmers in many countries, including India and Mexico. Furthermore, proxy access has the potential to enhance board performance with little cost or disruption to companies.[i]

By ignoring these issues, the Board has failed to insulate the company from regulatory pressure and reputational risks.

i   Chiara Trabucchi et al, "Proxy access in the United States: Revisiting the Proposed SEC Rule". CFA Institute (2014): 8



Statement Against Shareowner Proposal Regarding Proxy Access

Your Board takes very seriously the fact that shareowners have elected us to protect and enhance their interests in The Coca-Cola Company. We believe that accountability to shareowners is not just a mark of good governance, but also an important component of our Company's success.

In that spirit, we oversee a long-standing, robust shareowner engagement program. Over the years, this engagement has helped ensure that shareowners' views are heard by the Board and that those views are considered as the Board exercises its fiduciary duties.

Because we are actively engaged with our shareowners, we understand that the desire for proxy access is largely driven by a genuine and legitimate interest to find ways to ensure that boards are comprised of the right people to effectively represent shareowner interests. We also understand that some shareowners have been frustrated by what they see as a lack of effective tools to replace directors at some companies where circumstances dictate a change.

There is a very important public discussion taking place today on the issue of proxy access. We are actively involved in this discussion and are seriously evaluating proxy access to determine the appropriate approach for our Company.

What seems clear to us is that there is broad agreement among our shareowners about the need for a proxy access right. It also seems clear that many companies will begin to adopt proxy access.

But, what also is clear is that there continues to be a variety of viewpoints among shareowners about how a proxy access rule should be structured. As we engaged on this issue over the last few months, shareowners, including some of the largest and most influential, have expressed varying points of view about proxy access, in particular about appropriate ownership thresholds as well as other details of how the rule would work.

We also have heard opinion leaders in the corporate governance community offer strikingly different points of view on the topic. At the same time, other shareowners and some thoughtful and experienced voices, to whom we could look to for guidance, have not yet provided a point of view.

This ongoing discussion about proxy access has been meaningful to date, but the discussion continues to unfold as we publish this proxy statement.

As important as this issue is to investors, it is equally important to our Company. Once adopted, this would be a significant fixture within our Company's governance framework. It is important that we strike an appropriate balance between ensuring this important right is actually useable by shareowners, while minimizing the potential for abuse and disruption.

We believe the right thing to do now is what we have always done. We will continue to engage with our shareowners to ensure that we have as fulsome an understanding of their views as possible so that it can be incorporated into our approach on this issue. As such, your Board recommends a vote **AGAINST** this proposal at this time.

We are hopeful that companies like The Coca-Cola Company, with good governance practices, a willingness to seriously examine the issue, and robust shareowner engagement, are given time to develop a measured and thoughtful approach based on broad-based shareowner feedback.

The Board of Directors recommends a vote AGAINST the shareowner proposal regarding proxy access.

ITEM 5 - SHAREOWNER PROPOSAL REGARDING RESTRICTED STOCK

Elton Shepherd, 720 Buff Drive, N.E., Atlanta, Georgia 30342, owner of 26,336 shares of Common Stock, submitted the following proposal:

2015 Shareowner Proposal Submitted By Elton Shepherd On October 27, 2014

Restricted Stock Is Free:

Established in 1983, Coca-Cola's Restricted Stock program awards a select group of senior executives and Board members "restricted" shares of common stock.

Restricted shares generally do not "vest" for three years.

The cost of restricted stock is **ZERO ...** thus, **restricted stock is free!**

Some awards, adjusted for subsequent stock splits, have been extraordinary:

> Former CEO Roberto Goizueta…11,232,000 free restricted shares.
>
> Former President Don Keough…. 2,640,000 free restricted shares.
>
> Coca-Cola Icon Robert Woodruff ………. 0 free restricted shares.
>
> Source: Coca-Cola Proxy Statements.

While the business acumen and leadership skills of Goizueta and Keough are acknowledged, thousands of front line employees worldwide also contributed to the growth and success of Coca-Cola.

Coca-Cola Has Repeatedly Released UNVESTED Free Restricted Shares:

In 2000, former CEO Doug Ivester received 2,000,000 **unvested free** restricted shares worth $98 million dollars when he resigned.

> Source: New York Times article dated March 4, 2000.

Although Ivester resigned at age 52, his **free** restricted shares did not vest until age 55. Thus, these **free** restricted shares should have been forfeited. Nevertheless, Coca-Cola added three (3) years to Ivester's service record and released his **unvested free** restricted shares without a shareowner vote.

> Source: U. S. Securities & Exchange Commission filing.

In 2008, former Senior VP Tom Mattia "retired" after just three (3) years of service. Though Mattia's **free** restricted shares did not vest until 2010, and therefore should have been forfeited, Coca-Cola released 13,379 **unvested free** restricted shares to Mattia in 2010 without a shareowner vote. Mattia also received $2 million dollars in cash separation benefits.

> Source: U. S. Securities & Exchange Commission filling.

In October 2010, former senior VP Steve Cahillane was awarded 57,200 performance based restricted shares. When Cahillane departed in 2014 these shares should have been forfeited. However, the Compensation Committee waived the "continuous employment" requirement of his restricted share grant. Thus, depending on the results of the performance metrics associated with his grant, Cahillane could receive up to 57,200 unvested free restricted shares in 2015 without a shareowner vote. Cahillane also received $2.1 million dollars in cash separation benefits.

> Source: U. S. Securities & Exchange Commission filing.

Over the years **unvested free** restricted shares have also been released to several other departing senior executives.

Performance Share Units:

Performance Share Units, another form of **free** restricted stock, have been awarded to senior executives in recent years.

While PSU's have been forfeited when performance metrics were not achieved, Coca-Cola has replaced forfeited PSU's with new awards to the same executive.

> ***John J. Gilbert:***
>
> This shareowner proposal is dedicated to the memory of John J. Gilbert, a champion of corporate governance.
>
> Gilbert created the Shareowner Proposal System, calling it the "Magna Carta" of shareowner rights.
>
> ***Shareowner Proposal:***
>
> Resolved that shareowners urge Coca-Cola's Board to preclude the release of ***unvested*** restricted stock awards and ***unvested*** PSU awards to Senior Executives and Board members, unless approved by a vote of shareowners.

Statement Against Shareowner Proposal Regarding Restricted Stock

The Board recommends a vote **AGAINST** this proposal which seeks to preclude the release of unvested restricted stock awards and unvested performance share unit awards to senior executives and Board members unless approved by a vote of the shareowners.

This proposal is similar to a number of unsuccessful proposals the proponent submitted to the Company starting in 2003. When last submitted for a vote, the proponent's proposal was rejected by more than 90 percent of the Company's shareowners voting.

Shareowners as well as proxy advisors have consistently agreed that an important component of making effective compensation decisions is the ability of the Compensation Committee to use discretion when appropriate. However, this proposal seeks to remove such discretion and inappropriately tie the hands of our Compensation Committee.

In addition, the Compensation Committee, in the exercise of its discretion, has already adopted a policy that would limit the release of unvested equity awards. The policy provides for seeking shareowner approval of any severance arrangements for senior executives that result in payments in excess of 2.99 times total salary and bonus. The policy contains a specific provision addressing the early vesting of equity compensation.

As described in the Compensation Discussion and Analysis beginning on page 45, performance-based equity compensation serves the important purpose of tying the interests of executives to the interests of shareowners, rewarding executives for Company performance against long-term goals and attracting and retaining executive talent. A fundamental principle underlying the Company's compensation programs is that they pay for performance and a vast majority of executive pay is performance based and not guaranteed.

Because equity compensation is performance based, the value realized is directly tied to Company performance. The proponent himself notes in his proposal that senior executives have forfeited awards when performance targets have not been achieved. In fact, all of the performance share units awarded for the 2011-2013 and 2012-2014 performance periods were forfeited because performance fell short of the minimum performance threshold. In addition, all of the performance share units awarded for the 2013-2015 performance period are not expected to pay out since performance is projected to fall short of the minimum performance threshold. The proposal inaccurately states that the Company has replaced forfeited performance share units with new awards to the same executive. If an award is forfeited, it is not replaced.

The Board understands and agrees that executive compensation is an important and appropriate focus of shareowners. The development of effective executive compensation policies and programs is complex and the Board believes our Compensation Committee has the expertise and familiarity with the market necessary to make prudent decisions about compensation within the scope of the plans that have been approved by the Company's shareowners.

The Board of Directors recommends a vote AGAINST the shareowner proposal regarding restricted stock.

QUESTIONS AND ANSWERS

PROXY MATERIALS AND VOTING INFORMATION

1. What is included in the proxy materials? What is a proxy statement and what is a proxy?

The proxy materials for our 2015 Annual Meeting of Shareowners include the Notice of Annual Meeting, this proxy statement and our Form 10-K. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy.

If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated three of our officers as proxies for the 2015 Annual Meeting of Shareowners. These three officers are Alexander B. Cummings, Jr., Bernhard Goepelt and Kathy N. Waller.

The form of proxy and this proxy statement have been approved by the Board of Directors and are being provided to shareowners by its authority.

2. What is the difference between holding shares as a shareowner of record and as a beneficial owner?

If your shares are registered directly in your name with the Company's registrar and transfer agent, Computershare Trust Company, N.A. ("Computershare"), you are considered a shareowner of record with respect to those shares. If your shares are held in a bank or brokerage account, you are considered the "beneficial owner" of those shares.

3. What shares are included on the proxy card?

If you are a shareowner of record, you will receive only one notice or proxy card for all the shares of Common Stock you hold in certificate form, in book-entry form and in any Company benefit plan.

If you are a Company employee and hold shares of Common Stock in one of our 401(k) or other savings plans, it is important that you direct the plan's administrator how to vote your shares. If you hold shares of Common Stock in The Coca-Cola Company 401(k) Plan, any other U.S. 401(k) or savings plan administered by Mercer Trust Company, the Caribbean Refrescos, Inc. Thrift Plan, or a Canadian

savings plan and do not vote your shares or specify your voting instructions on your proxy card, the administrator of the applicable plan will vote your shares in the same proportion as the shares for which they have received voting instructions. *To allow sufficient time for voting by the administrators, your voting instructions must be received by April 24, 2015.*

If you are a beneficial owner, you will receive voting instruction information from the bank, broker or other nominee through which you own your shares of Common Stock.

4. What different methods can I use to vote?

See page 6 for additional information about how to vote.

By Telephone or Internet. All shareowners of record can vote through the Internet, using the procedures and instructions described on the notice or proxy card, or by touchtone telephone within the U.S., U.S. territories and Canada, using the toll-free telephone number on the notice or proxy card. Beneficial owners may vote through the Internet or by telephone if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will include the instructions with the proxy materials. The Internet and telephone voting procedures are designed to authenticate shareowners' identities, to allow shareowners to vote their shares and to confirm that their instructions have been recorded properly.

By Written Proxy. All shareowners of record can vote by written proxy card. If you are a shareowner of record and receive a notice regarding the availability of proxy materials, you may request a written proxy card by following the instructions included in the notice. If you are a beneficial owner, you may request a written proxy card or a voting instruction form from your bank, broker or other nominee.

In Person. All shareowners of record may vote in person at the meeting. Beneficial owners may also vote in person at the meeting if they have a legal proxy, as described in the response to question 19.

5. What are my voting choices for each of the proposals to be voted on at the 2015 Annual Meeting of Shareowners and what are the voting standards?

Proposal	Voting Choices and Board Recommendation	Voting Standard
Item 1: Election of Directors	✳ vote in favor of all nominees; ✳ vote in favor of specific nominees; ✳ vote against all nominees; ✳ vote against specific nominees; ✳ abstain from voting with respect to all nominees; or ✳ abstain from voting with respect to specific nominees. **The Board recommends a vote FOR each of the Director nominees.**	Majority of votes cast
Item 2: Advisory Vote to Approve Executive Compensation	✳ vote in favor of the advisory proposal; ✳ vote against the advisory proposal; or ✳ abstain from voting on the advisory proposal. **The Board recommends a vote FOR the advisory vote to approve executive compensation.**	Majority of votes cast
Item 3: Ratification of the Appointment of Ernst & Young LLP as Independent Auditors	✳ vote in favor of the ratification; ✳ vote against the ratification; or ✳ abstain from voting on the ratification. **The Board recommends a vote FOR the ratification.**	Majority of votes cast
Item 4: Shareowner Proposal Regarding Proxy Access	✳ vote in favor of the proposal; ✳ vote against the proposal; or ✳ abstain from voting on the proposal. **The Board recommends a vote AGAINST the shareowner proposal regarding proxy access.**	Majority of votes cast
Item 5: Shareowner Proposals Regarding Restricted Stock	✳ vote in favor of the proposal; ✳ vote against the proposal; or ✳ abstain from voting on the proposal. **The Board recommends a vote AGAINST the shareowner proposal regarding restricted stock.**	Majority of votes cast

As an advisory vote, the proposal to approve executive compensation is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation programs, values the opinions expressed by shareowners and will consider the outcome of the vote when making future compensation decisions. See page 56 for a discussion of the results of the 2014 advisory vote.

6. What if I am a shareowner of record and do not specify a choice for a matter when returning a proxy?

Shareowners should specify their choice for each matter on the proxy card. If no specific instructions are given, proxies which are signed and returned will be voted:

✳ FOR the election of all Director nominees as set forth in this proxy statement;

✳ FOR the advisory vote to approve executive compensation;

✳ FOR the proposal to ratify the appointment of Ernst & Young LLP as Independent Auditors; and

✳ AGAINST the two shareowner proposals.

7. What if I am a beneficial owner and do not give voting instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote.

Non-Discretionary Items. The election of Directors, the advisory vote to approve executive compensation, and the two shareowner proposals are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial owners.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as Independent Auditors is a discretionary item. Generally, banks, brokers and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

8. How are abstentions and broker non-votes counted?

Abstentions and broker non-votes are included in determining whether a quorum is present, but will not be included in vote totals and will not affect the outcome of the vote.

9. What can I do if I change my mind after I vote my shares?

Shareowners can revoke a proxy prior to the completion of voting at the meeting by:

* giving written notice to the Office of the Secretary of the Company;

* delivering a later-dated proxy; or

* voting in person at the meeting (if you are a beneficial owner, see the response to question 19).

10. Can I access the proxy materials on the Internet? How can I sign up for the electronic proxy delivery service?

Electronic Shareowner Document Delivery



* Electronic delivery offered since 2005.

* The Company has a tree planted on behalf of each shareowner that signs up.

* Approximately 365,000 trees planted on behalf of Company shareowners.

The Notice of Annual Meeting, proxy statement and the Form 10-K are available at *www.edocumentview.com/coca-cola*. In addition, shareowners are able to access these documents on the Annual Meeting page of the Company's website at *www.coca-colacompany.com/investors/annual-meeting-of-shareowners*. Instead of receiving future copies of our Notice of Annual Meeting, proxy statement and the Form 10-K by mail, shareowners of record and most beneficial owners can elect to receive an e-mail that will provide electronic links to these documents. Opting to receive your proxy materials online will save us the cost of producing and mailing documents, and also will give you an electronic link to the proxy voting site.

Shareowners of Record. If you vote on the Internet, simply follow the prompts for enrolling in the electronic shareowner document delivery service. You also may enroll in this service at any time in the future by going directly to *www.eTree.com/coca-cola* and following the enrollment instructions. As a thank you to each shareowner enrolling in electronic delivery, the Company will have a tree planted on the shareowner's behalf at no cost to the shareowner.

Beneficial Owners. If you hold your shares in a bank or brokerage account, you also may have the opportunity to receive copies of these documents electronically. Please check the information in the proxy materials provided to you by your bank, broker or other nominee regarding the availability of this service.

11. Are votes confidential? Who counts the votes?

We will continue our long-standing practice of holding the votes of all shareowners in confidence from Directors, officers and employees except:

✱ as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company;

✱ in the case of a contested proxy solicitation;

✱ if a shareowner makes a written comment on the proxy card or otherwise communicates his or her vote to management; or

✱ to allow the independent inspectors of election to certify the results of the vote.

We also will continue, as we have for many years, to retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results.

12. When will the Company announce the voting results?

We will announce the preliminary voting results at the 2015 Annual Meeting of Shareowners. The Company will report the final results on our website and in a Current Report on Form 8-K filed with the SEC.

13. Does the Company have a policy about Directors' attendance at the Annual Meeting of Shareowners?

The Company does not have a policy about Directors' attendance at the Annual Meeting of Shareowners, but Directors are encouraged to attend. All Directors at the time and Director nominees, except for two, attended the 2014 Annual Meeting of Shareowners.

14. How are proxies solicited and what is the cost?

We bear all expenses incurred in connection with the solicitation of proxies. We have engaged Georgeson Inc. to assist with the solicitation of proxies for an estimated fee of $25,000 plus expenses. We will reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial owners of Common Stock.

Our Directors, officers and employees also may solicit proxies by mail, telephone and personal contact. They will not receive any additional compensation for these activities.

15. What is householding?

As permitted by the 1934 Act, only one copy of this proxy statement is being delivered to shareowners residing at the same address, unless the shareowners have notified the Company of their desire to receive multiple copies of the proxy statement. This is known as householding.

The Company will promptly deliver, upon oral or written request, a separate copy of the proxy statement to any shareowner residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future years should be directed to the Office of the Secretary as described in the response to question 24.

Shareowners of record residing at the same address and currently receiving multiple copies of the proxy statement may contact our registrar and transfer agent, Computershare, to request that only a single copy of the proxy statement be mailed in the future.

Contact Computershare by phone at (888) 265-3747 or by mail at 250 Royall Street, Canton, MA 02021.

Beneficial owners, as described in the response to question 19, should contact their bank, broker or other nominee.

16. What information from this proxy statement is incorporated by reference into certain Company SEC filings?

The Company has made previous filings under the Securities Act of 1933, as amended, and the 1934 Act that incorporate future filings, including this proxy statement, in whole or in part. However, the Report of the Compensation Committee and the Report of the Audit Committee shall not be incorporated by reference into any such filings.

QUESTIONS AND ANSWERS

17. Will you make a list of shareowners entitled to vote at the 2015 Annual Meeting of Shareowners available?

We will make available a list of shareowners of record as of the record date for inspection by shareowners for any purpose germane to the meeting during normal business hours from April 15 through April 29, 2015 at One Coca-Cola Plaza, Atlanta, Georgia 30313. This list also will be available to shareowners for any such purpose at the meeting.

ANNUAL MEETING INFORMATION

18. How do I attend the 2015 Annual Meeting of Shareowners in person?

IMPORTANT NOTE: If you plan to attend the annual meeting, you must follow these instructions to gain admission.

All attendees will need to bring a photo ID to gain admission. Please note that cameras, sound or video recording equipment, cellular telephones, smartphones or other similar equipment, electronic devices, large bags, briefcases or packages will not be allowed in the meeting room.

Attendance at the meeting is limited to shareowners as of the record date (March 2, 2015) or their authorized named representatives.

* **Shareowners of record:** If you are a shareowner of record and receive your proxy materials by mail, your admission ticket is attached to your proxy card. If you are a shareowner of record and receive your materials electronically, and vote via the Internet, there will be instructions to follow when voting to print out your admission ticket.

* **Beneficial owners:** If you are a beneficial owner, bring the notice or voting instruction form you received from your bank, broker or other nominee to be admitted to the meeting. You also may bring your bank or brokerage account statement reflecting your ownership of Common Stock as of March 2, 2015 with you to the meeting. Please note that you will not be able to vote your shares at the meeting without a legal proxy, as described in the response to question 19.

* **Authorized named representatives:** If you are a shareowner as of the record date and intend to appoint an authorized named representative to attend the meeting on your behalf, you must send a written request for an admission ticket by regular mail to The Coca-Cola Company, Shareowner Services, P.O. Box 1734, Atlanta, Georgia 30301, by e-mail to *shareownerservices@coca-cola.com* or by fax to (404) 676-8409. *Requests for authorized named representatives to attend the meeting must be received no later than Friday, April 24, 2015.*

Please include the following information when submitting your request:

(1) Your name, complete mailing address and e-mail address;

(2) Proof that you own shares of the Company as of March 2, 2015 (such as a copy of the portion of your voting instruction form showing your name and address, a bank or brokerage account statement or a letter from the bank, broker or other nominee holding your shares).

(3) A signed authorization appointing such individual to be your authorized named representative at the meeting, which includes the name, address, telephone number and e-mail address of the authorized named representative.

Upon receipt of proper documentation, you and your named representative will receive confirmation that your named representative has been authorized. To gain admission to the meeting, the photo ID presented must match the documentation provided in item (3) above. We reserve the right to limit the number of representatives who may attend the meeting.

Ensuring the 2015 Annual Meeting of Shareowners is safe and productive is our top priority. As such, failure to follow these admission procedures may result in being denied admission or being directed to view the meeting in an overflow room. Because seating in the main meeting room is limited, and in order to be able to address security concerns, we reserve the right to direct attendees to view the meeting in an overflow room. In addition, failure to follow the meeting procedures may result in ejection from the meeting, being directed to view the meeting in an overflow room and/or being denied admission to this and future meetings.

If you have questions regarding these admission procedures, please call Shareowner Services at (404) 676-2777.

19. How can I vote at the meeting if I am a beneficial owner?

If you are a beneficial owner and want to vote your shares at the annual meeting, you will need to ask your bank, broker or other nominee to furnish you with a legal proxy. You will need to follow the procedures described in the response to question 18 and then bring the legal proxy with you to the meeting and hand it in with a signed ballot that will be provided to you at the meeting. You will not be able to vote your shares at the meeting without a legal proxy. If you do not have a legal proxy, you can still attend the meeting by following the procedures described

in the response to question 18. However, you will not be able to vote your shares at the meeting. Accordingly, we encourage you to vote your shares in advance, even if you intend to attend the meeting.

Please note that if you request a legal proxy, any previously executed proxy will be revoked, and your vote will not be counted unless you appear at the meeting and vote in person or legally appoint another proxy to vote on your behalf.

20. If I cannot attend in person, how can I view the live webcast of the meeting?

To view the live webcast of the meeting, you can visit the Annual Meeting page of our website, *www.coca-colacompany.com/investors/annual-meeting-of-shareowners.* An archived copy of the webcast will be available until June 2015.

21. What information is included on the Annual Meeting page of the Company's website?

The Annual Meeting page of our website allows our shareowners to (a) easily access the Company's proxy materials, (b) vote through the Internet, (c) submit written or video questions in advance of the 2015 Annual Meeting of Shareowners, (d) access the webcast of the meeting and (e) learn more about our Company. To submit a written

or video question in advance of the Annual Meeting, you must have your control number available, which can be found on your notice, proxy card or voting instruction form. Shareowners may access the Annual Meeting page of our website at *www.coca-colacompany. com/investors/annual-meeting-of-shareowners.*

22. Could any additional proposals be raised at the 2015 Annual Meeting of Shareowners?

Management does not know of any items, other than those referred to in the accompanying Notice of Annual Meeting of Shareowners, which may properly come before the meeting or other matters incident to the conduct of the meeting. As to any other item or proposal that may properly come before the meeting, including voting on a

proposal omitted from this proxy statement pursuant to the rules of the SEC, it is intended that proxies will be voted in accordance with the discretion of the proxy holders. See the response to question 25 for how to submit a proposal for action at the 2016 Annual Meeting of Shareowners.

COMPANY DOCUMENTS, COMMUNICATIONS AND SHAREOWNER PROPOSALS

23. How can I view or request copies of the Company's corporate documents and SEC filings?

The Company's website contains the Company's Certificate of Incorporation, By-Laws, Corporate Governance Guidelines, Board Committee Charters, Codes of Business Conduct and the Company's SEC filings. To view these documents, go to *www.coca-colacompany.com*, click on "Investors" and click on "Corporate Governance." To view the Company's SEC filings, including Forms 3, 4 and 5 filed by the Company's Directors and executive officers, go to *www.coca-colacompany.com*, click on "Investors" and click on "SEC Filings."

We will promptly deliver free of charge, upon request, a copy of the Corporate Governance Guidelines, Board Committee Charters or Codes of Business Conduct to any shareowner requesting a copy. Requests should be directed to the Office of the Secretary as described in the response to question 24.

We will promptly deliver free of charge, upon request, a copy of the Form 10-K to any shareowner requesting a copy. Requests should be directed to the Company's Consumer and Industry Affairs Department, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301.

24. How can I communicate with the Company's Directors?

Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by e-mail to *asktheboard@coca-cola.com*. At the direction of the Board, all mail received may be opened and screened for security purposes. All mail, other than trivial, obscene, unduly hostile, threatening, illegal or similarly unsuitable items, will be forwarded. Mail addressed to a particular Director will be forwarded or delivered to that Director. Mail addressed to "Outside Directors" or "Non-Employee Directors" will be forwarded or delivered to the Lead Independent Director. Mail addressed to the "Board of Directors" will be forwarded or delivered to the Chairman of the Board and the Lead Independent Director.

25. How do I submit a proposal for action at the 2016 Annual Meeting of Shareowners?

A proposal for action to be presented by any shareowner at the 2016 Annual Meeting of Shareowners will be acted upon only:

* if the proposal is to be included in the proxy statement, pursuant to Rule 14a-8 under the 1934 Act, the proposal is received at the Office of the Secretary on or before November 13, 2015; or

* if the proposal is not to be included in the proxy statement, pursuant to our By-Laws, the proposal is submitted in writing to the Office of the Secretary on or before December 31, 2015, and such proposal is, under Delaware General Corporation Law, an appropriate subject for shareowner action.

In addition, the shareowner proponent, or a representative who is qualified under state law, must appear in person at the 2016 Annual Meeting of Shareowners to present such proposal.

Proposals should be sent to the Office of the Secretary (1) by mail to the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301, (2) by e-mail to *shareownerservices@coca-cola.com* or (3) by fax to (404) 676-8409.

* * *

Gloria K. Bowden

*Associate General Counsel
and Secretary*

Atlanta, Georgia
March 12, 2015

The 2014 Annual Report on Form 10-K includes our financial statements for the year ended December 31, 2014. We have furnished the 2014 Annual Report on Form 10-K to all shareowners. The 2014 Annual Report on Form 10-K does not form any part of the material for the solicitation of proxies.



ANNEX A

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP" or referred to herein as "reported"). However, management believes that certain non-GAAP financial measures provide users with additional meaningful financial information that should be considered when assessing our ongoing performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. Non-GAAP financial measures should be viewed in addition to, and

not as an alternative for, the Company's reported results prepared in accordance with GAAP. Our non-GAAP financial information does not represent a comprehensive basis of accounting.

For additional details regarding the reconciliation of GAAP and non-GAAP financial measures below, see the Company's Current Reports on Form 8-K filed with the SEC on February 10, 2015, February 18, 2014 and February 12, 2013. This information is also available in the "Investors" section of the Company's website, *www.coca-colacompany.com*.

(UNAUDITED) (In millions except per share data)	Year Ended December 31, 2014				Year Ended December 31, 2012			
	Net operating revenues	Operating income	Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share[1]	Net operating revenues	Operating income	Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share[3]
Reported (GAAP)	$ 45,998	$ 9,708	$ 7,098	$ 1.60	$ 48,017	$ 10,779	$ 9,019	$ 1.97
Items Impacting Comparability:								
Asset Impairments/Restructuring	-	208	208	0.05	-	163	179	0.04
Productivity & Reinvestment	-	601	410	0.09	-	270	170	0.04
Productivity Initiatives	-	-	-	-	-	(10)	(7)	-
Equity Investees	-	-	12	-	-	-	(10)	-
CCE Transaction	-	-	-	-	-	(6)	(4)	-
Transaction Gains/Losses	-	22	557	0.13	6	3	(18)	-
Other Items	14	415	799	0.18	9	51	38	0.01
Certain Tax Matters	-	-	7	-	-	-	(150)	(0.03)
After Considering Items (Non-GAAP)	$ 46,012	$ 10,954	$ 9,091	$ 2.04	$ 48,032	$ 11,250	$ 9,217	$ 2.01

(UNAUDITED) (In millions except per share data)	Year Ended December 31, 2013				Year Ended December 31, 2011[5],[6]			
	Net operating revenues	Operating income	Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share[2]	Net operating revenues	Operating income	Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share[4]
Reported (GAAP)	$ 46,854	$ 10,228	$ 8,584	$ 1.90	$ 46,542	$ 10,173	$ 8,584	$ 1.85
Items Impacting Comparability:								
Asset Impairments/Restructuring	-	383	383	0.08	-	119	154	0.03
Productivity & Reinvestment	-	494	319	0.07	-	-	-	-
Productivity Initiatives	-	(2)	(2)	-	-	156	107	0.02
Equity Investees	-	-	152	0.03	-	-	45	0.01
CCE Transaction	-	(2)	(1)	-	-	381	241	0.05
Transaction Gains/Losses	78	68	(266)	(0.06)	-	35	(317)	(0.07)
Other Items	3	91	240	0.05	12	205	137	0.03
Certain Tax Matters	-	-	(35)	(0.01)	-	-	(7)	-
After Considering Items (Non-GAAP)	$ 46,935	$ 11,260	$ 9,374	$ 2.08	$ 46,554	$ 11,069	$ 8,944	$ 1.92

Note: Certain columns may not add due to rounding.

(1) *4,450 million average shares outstanding - diluted*

(2) *4,509 million average shares outstanding - diluted*

(3) *4,584 million average shares outstanding - diluted*

(4) *4,646 million average shares outstanding - diluted*

(5) *Effective January 1, 2012, the Company elected to change our accounting methodology for determining the market-related value of assets for our U.S. qualified defined benefit pension plans. The Company's change in accounting methodology has been applied retrospectively, and we have adjusted all prior period financial information presented herein as required.*

(6) *Following shareowner approval, the Company amended its certificate of incorporation on July 27, 2012, to increase the number of authorized shares of common stock from 5.6 billion to 11.2 billion and effect a two-for-one stock split of the common stock. Accordingly, all share and per share data presented herein reflects the impact of the increase in authorized shares and the stock split.*

Reconciliation of GAAP and Non-GAAP Financial Measures

GROWTH RATES (2014 VERSUS 2013):

(UNAUDITED)	Net operating revenues	Operating income	Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share
% Change - Reported (GAAP)	**(2)**	**(5)**	**(17)**	**(16)**
% Currency Impact	(2)	(6)	(10)	(10)
% Change - Currency Neutral Reported	1	1	(8)	(6)
% Structural Impact	(2)	(3)	N/A	N/A
% Change - Currency Neutral Reported and Adjusted for Structural Items	3	4	N/A	N/A
% Change - After Considering Items (Non-GAAP)	(2)	(3)	(3)	(2)
% Currency Impact After Considering Items (Non-GAAP)	(2)	(6)	(7)	(7)
% Change - Currency Neutral After Considering Items (Non-GAAP)	1	3	4	5
% Structural Impact After Considering Items (Non-GAAP)	(2)	(3)	N/A	N/A
% Change - Currency Neutral After Considering Items and Adjusted for Structural Items (Non-GAAP)	3	6	N/A	N/A

GROWTH RATES (2013 VERSUS 2012):

(UNAUDITED)	Net operating revenues	Operating income	Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share
% Change - Reported (GAAP)	**(2)**	**(5)**	**(5)**	**(3)**
% Currency Impact	(2)	(4)	(5)	(5)
% Change - Currency Neutral Reported	0	(1)	0	2
% Structural Impact	(3)	(2)	N/A	N/A
% Change - Currency Neutral Reported and Adjusted for Structural Items	3	1	N/A	N/A
% Change - After Considering Items (Non-GAAP)	(2)	0	2	3
% Currency Impact After Considering Items (Non-GAAP)	(2)	(4)	(4)	(4)
% Change - Currency Neutral After Considering Items (Non-GAAP)	0	4	6	8
% Structural Impact After Considering Items (Non-GAAP)	(3)	(2)	N/A	N/A
% Change - Currency Neutral After Considering Items and Adjusted for Structural Items (Non-GAAP)	3	6	N/A	N/A

GROWTH RATES (2012 VERSUS 2011):

(UNAUDITED)	Net operating revenues	Operating income	Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share
% Change - Reported (GAAP)	**3**	**6**	**5**	**6**
% Currency Impact	(3)	(5)	(4)	(5)
% Change - Currency Neutral Reported	6	11	10	11
% Structural Impact	1	(1)	N/A	N/A
% Change - Currency Neutral Reported and Adjusted for Structural Items	5	12	N/A	N/A
% Change - After Considering Items (Non-GAAP)	3	2	3	5
% Currency Impact After Considering Items (Non-GAAP)	(3)	(5)	(4)	(4)
% Change - Currency Neutral After Considering Items (Non-GAAP)	6	6	7	9
% Structural Impact After Considering Items (Non-GAAP)	1	(1)	N/A	N/A
% Change - Currency Neutral After Considering Items and Adjusted for Structural Items (Non-GAAP)	5	7	N/A	N/A

Note: Certain columns may not add due to rounding. Certain growth rates may not recalculate using the rounded dollar amounts provided.

Thank you
for being a shareowner
and for the trust you have in The Coca-Cola Company



100 YEARS OF THE COCA-COLA BOTTLE

Learn more at www.coca-colacompany.com

   

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